RESERVE AND ECONOMIC EVALUATION OIL PROPERTY

CERTAIN INTERESTS IN THE TROUT AREA
ALBERTA

Owned by

COUGAR OIL AND GAS CANADA INC.

June 1, 2011
(May 31, 2011)

Chapman Petroleum Engineering Ltd.

445, 708 - 11th Avenue S.W., Calgary, Alberta T2R 0E4 • Phone: (403) 266-4141 • Fax: (403) 266-4259 • www.chapeng.ab.ca

July 11, 2011

Cougar Oil and Gas Canada Inc.
1120, 833 – 4th Avenue SW
Calgary, AB
T2P 3T5

Attention: Mr. Glenn Watt - President

Dear Sir:

Re: Cougar Oil and Gas Canada Inc.
Reserve and Economic Evaluation – June 1, 2011

In accordance with your authorization we have prepared a reserve and economic evaluation of certain oil interests in the Trout area, Alberta owned by Cougar Oil and Gas Canada Inc. (the "Company") for an effective date of June 1, 2011 (as of May 31, 2011).

This evaluation has been carried out in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook ("COGEH") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy and Petroleum (Petroleum Society). The report has been prepared and/or supervised by a "Qualified Reserves Evaluator" as demonstrated on the accompanying Certificate of Qualification of the author(s).

The SCOPE OF REPORT contains the authorization and purpose of the report and describes the methodology and economic parameters used in the preparation of this report.

The EXECUTIVE SUMMARY contains the results of this reserve and economic evaluation presented in a form consistent with the requirements of Form 51-101 F1 Part 2, Item 2.1 (Forecast Prices and Costs) and Item 2.2 (Constant Prices and Costs). The Forecast Prices and Constant Prices of our benchmark products are also presented.

The SUMMARY OF RESERVES AND ECONOMICS complements the Executive Summary, including values at the property level and the consolidated cash flows for each accumulating reserve category. The net present values presented in this report do not necessarily represent the fair market value of the reserves evaluated in this report. All monetary values presented in this report are expressed in terms of Canadian dollars.

The DISCUSSION contains a description of the interests and burdens, reserves and geology, production forecasts, product prices, capital and operating costs and a map of each major property. The economic results and cash flow forecasts (before income tax) are also presented on an entity and property summary level.

A REPRESENTATION LETTER from the Company, confirming that to the best of their knowledge all the information they provided for our use in the preparation of this report was complete and accurate as of the effective date, is enclosed following the Glossary.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be significant. We have no responsibility to update our report for events and circumstances which may have occurred since the preparation date of this report.

Prior to public disclosure of any information contained in this report, or our name as author, our written consent must be obtained, as to the information being disclosed and the manner in which it is presented. This report may not be reproduced, distributed or made available for use by any other party without our written consent and may not be reproduced for distribution at any time without the complete context of the report, unless otherwise reviewed and approved by us.

We consent to the submission of this report, in its entirety, to securities regulatory agencies and stock exchanges, by the Company.

It has been a pleasure to prepare this report and the opportunity to have been of service is appreciated.

Yours very truly,

Chapman Petroleum Engineering Ltd.

[Original Signed By:]

C.W. Chapman

C.W. Chapman, P. Eng.,
President

[Original Signed By:]

Charles G.K. Moore

Charles G.K. Moore, P. Eng.,
Associate

[The Report original is endorsed with APEGGA "PERMIT TO PRACTICE" STAMP signed by Mr. C.W. Chapman, dated July 11, 2011]

cgm/lml/5396

Chapman Petroleum Engineering Ltd.

CERTIFICATE OF QUALIFICATION

I, C. W. CHAPMAN, P. Eng., Professional Engineer of the City of Calgary, Alberta, Canada, officing at Suite 445, 708 – 11th Avenue S.W., hereby certify:

1. THAT I am a registered Professional Engineer in the Province of Alberta and a member of the Australasian Institute of Mining and Metallurgy.

2. THAT I graduated from the University of Alberta with a Bachelor of Science degree in Mechanical Engineering in 1971.

3. THAT I have been employed in the petroleum industry since graduation by various companies and have been directly involved in reservoir engineering, petrophysics, operations, and evaluations during that time.

4. THAT I have in excess of 25 years in the conduct of evaluation and engineering studies relating to oil & gas fields in Canada and around the world.

5. THAT I participated directly in the evaluation of these assets and properties and preparation of this report for Cougar Oil and Gas Canada Inc., dated July 11, 2011 and the parameters and conditions employed in this evaluation were examined by me and adopted as representative and appropriate in establishing the value of these oil and gas properties according to the information available to date.

6. THAT I have not, nor do I expect to receive, any direct or indirect interest in the properties or securities of Cougar Oil and Gas Canada Inc. its participants or any affiliate thereof.

7. THAT I have not examined all of the documents pertaining to the ownership and agreements referred to in this report, or the chain of Title for the oil and gas properties discussed.

8. A personal field examination of these properties was considered to be unnecessary because the data available from the Company's records and public sources was satisfactory for our purposes.

[Original Signed By:]

C.W. Chapman

C. W. Chapman, P.Eng.
President

[The Report original is endorsed with APEGGA "PERMIT TO PRACTICE" STAMP signed by Mr. C.W. Chapman, dated July 11, 2011

Chapman Petroleum Engineering Ltd.

CERTIFICATE OF QUALIFICATION

I, CHARLES G.K. MOORE, P. Eng., Professional Engineer of the City of Calgary, Alberta, Canada, officing at Suite 445, 708 – 11th Avenue S.W., hereby certify:

1. THAT I am a registered Professional Engineer in the Province of Alberta.

2. THAT I graduated from the Technical University of Nova Scotia with a Bachelor of Engineering degree in Mining Engineering in 1972.

3. THAT I have been employed in the petroleum industry since graduation by various companies and have been directly involved in reservoir engineering, petrophysics, operations, and evaluations during that time.

4. THAT I have in excess of 10 years of experience in the conduct of evaluation and engineering studies relating to oil and gas fields in Canada and internationally.

5. THAT I participated directly in the evaluation of these assets and properties and preparation of this report for Cougar Oil and Gas Canada Inc., dated July 11, 2011 and the parameters and conditions employed in this evaluation were examined by me and adopted as representative and appropriate in establishing the value of these oil and gas properties according to the information available to date.

6. THAT I have not, nor do I expect to receive, any direct or indirect interest in the properties or securities of Cougar Oil and Gas Canada Inc., its participants or any affiliate thereof.

7. THAT I have not examined all of the documents pertaining to the ownership and agreements referred to in this report, or the chain of Title for the oil and gas properties discussed.

8. A personal field examination of these properties was considered to be unnecessary because the data available from the Company's records and public sources was satisfactory for our purposes.

[Original Signed By:]

Charles G.K. Moore

Charles G.K. Moore, P. Eng.,
Associate

Chapman Petroleum Engineering Ltd.

CERTIFICATE OF QUALIFICATION

I, D. J. BRIERE, P. Eng., Professional Engineer of the City of Calgary, Alberta, Canada, officing at Suite 445, 708 – 11th Avenue S.W., hereby certify:

1.   THAT I am a registered Professional Engineer in the Province of Alberta.

2.   THAT I graduated from the University of Calgary with a Bachelor of Science degree in Electrical Engineering in 1978.

3.   THAT I have been employed in the petroleum industry since graduation by various companies and have been directly involved in reservoir engineering, petrophysics, operations, and evaluations during that time.

4.   THAT I have in excess of 30 years experience in engineering studies relating to oil & gas fields in Canada and around the world.

5.   THAT I participated directly in the evaluation of these assets and properties and preparation of this report for Cougar Oil and Gas Canada Inc., dated July 11, 2011 and the parameters and conditions employed in this evaluation were examined by me and adopted as representative and appropriate in establishing the value of these oil and gas properties according to the information available to date.

6.   THAT I have not, nor do I expect to receive, any direct or indirect interest in the properties or securities of Cougar Oil and Gas Canada Inc., its participants or any affiliate thereof.

7.   THAT I have not examined all of the documents pertaining to the ownership and agreements referred to in this report, or the chain of Title for the oil and gas properties discussed.

8.   A personal field examination of these properties was considered to be unnecessary because the data available from the Company's records and public sources was satisfactory for our purposes.

[Original Signed By:]

D.J. Brière

D. J. Brière, P.Eng.
General Manager International

Chapman Petroleum Engineering Ltd.

CERTIFICATE OF QUALIFICATION

I, HAROLD J. RYAN, P. Geol., Professional Geologist of the City of Calgary, Alberta, Canada, officing at Suite 445, 708 – 11th Avenue S.W., hereby certify:

1. THAT I am a registered Professional Geologist in the Province of Alberta, a Fellow of the Geological Association of Canada and a Fellow of the Geological Society of London.

2. THAT I graduated from the University of Calgary with a Bachelor of Science degree in Geology in 1983.

3. THAT I have been employed in the petroleum industry since graduation by various companies and have been directly involved in petroleum geology, petrophysics, operations, and evaluations during that time.

4. THAT I have in excess of 15 years of experience in the conduct of evaluation and geological studies relating to oil and gas fields in Canada and internationally.

5. THAT I participated directly in the evaluation of these assets and properties and preparation of this report for Cougar Oil and Gas Canada Inc., dated July 11, 2011 and the parameters and conditions employed in this evaluation were examined by me and adopted as representative and appropriate in establishing the value of these oil and gas properties according to the information available to date.

6. THAT I have not, nor do I expect to receive, any direct or indirect interest in the properties or securities of Cougar Oil and Gas Canada Inc., its participants or any affiliate thereof.

7. THAT I have not examined all of the documents pertaining to the ownership and agreements referred to in this report, or the chain of Title for the oil and gas properties discussed.

8. A personal field examination of these properties was considered to be unnecessary because the data available from the Company's records and public sources was satisfactory for our purposes.

[Original Signed By:]

Harold J. Ryan

Harold J. Ryan, P. Geol.
Manager Geoscience

Chapman Petroleum Engineering Ltd.

CERTIFICATE OF QUALIFICATION

I, REBECCA J. HOWE, of the City of Calgary, Alberta, Canada, officing at Suite 445, 708 – 11th Avenue S.W., hereby certify:

1. THAT I am a registered Geologist-In-Training with the Association of Professional Engineers, Geologists and Geophysicists of Alberta.

2. THAT I graduated from Brandon University, Manitoba with a Bachelor of Science degree in Geology in 2007.

3. THAT I participated directly in the evaluation of these assets and properties and preparation of this report for Cougar Oil and Gas Canada Inc., dated July 11, 2011 and the parameters and conditions employed in this evaluation were examined by me and adopted as representative and appropriate in establishing the value of these oil and gas properties according to the information available to date.

4. THAT I have not, nor do I expect to receive, any direct or indirect interest in the properties or securities of Cougar Oil and Gas Canada Inc., its participants or any affiliate thereof.

5. THAT I have not examined all of the documents pertaining to the ownership and agreements referred to in this report, or the chain of Title for the oil and gas properties discussed.

6. A personal field examination of these properties was considered to be unnecessary because the data available from the Company's records and public sources was satisfactory for our purposes.

[Original Signed By:]

Rebecca J. Howe

Rebecca J. Howe, Geol.I.T.
Geologist

Chapman Petroleum Engineering Ltd.

RESERVE AND ECONOMIC EVALUATION
OIL PROPERTY

CERTAIN INTERESTS IN THE TROUT AREA
ALBERTA

Owned by

COUGAR OIL AND GAS CANADA INC.

June 1, 2011
(May 31, 2011)

Chapman Petroleum Engineering Ltd.

TABLE OF CONTENTS

Scope of Report

Authorization
Purpose
Reserve Definitions
Barrels of Oil Equivalent
Sources of Information
Product Prices
Product Sales Arrangements
Royalties
Capital Expenditures and Operating Costs
Income Tax Parameters
Abandonment and Restoration
Environmental Liabilities
Economics
Constant Price Parameters

Jurisdictional Map

Executive Summary

Discussion

ALBERTA
    Trout Area

Summary of Company Reserves and Economics

Glossary

Company Representation Letter

Chapman Petroleum Engineering Ltd.

SCOPE OF REPORT

Authorization

This evaluation has been authorized by Mr. Glenn Watt, on behalf of Cougar Oil and Gas Canada Inc. The engineering analysis has been performed during the months of June and July 2011.

Purpose

The purpose of this report was to prepare a third party independent appraisal of certain oil reserves owned by Cougar Oil and Gas Canada Inc. for the Company's financial planning.

The values in this report do not include the value of the Company's undeveloped land holdings nor the tangible value of their interest in associated plant and well site facilities they may own.

Reserve Definitions

The following definitions, extracted from Section 5.4 of the Canadian Oil and Gas Evaluation Handbook, Volume 1 – Second Edition (COGEH-1) published by the Petroleum Society of CIM and the Calgary Chapter of the Society of Petroleum Evaluation Engineers (SPEE) as specified by NI 51-101 have been used in preparing this report. These definitions are compliant with the PRMS.

5.4 Definitions of Reserves

The following definitions and guidelines are designed to assist evaluators in making reserves estimates on a reasonably consistent basis, and assist users of evaluation reports in understanding what such reports contain and, if necessary, in judging whether evaluators have followed generally accepted standards.

The guidelines outline

- General criteria for classifying reserves,
- Procedures and methods for estimating reserves,
- Confidence levels of individual entity and aggregate reserves estimates,
- Verification and testing of reserves estimates.

11

Chapman Petroleum Engineering Ltd.

The determination of oil and gas reserves involves the preparation of estimates that have an inherent degree of associated uncertainty. Categories of proved, probable, and possible reserves have been established to reflect the level of these uncertainties and to provide an indication of the probability of recovery.

The estimation and classification of reserves requires the application of professional judgement combined with geological and engineering knowledge to assess whether or not specific reserves classification criteria have been satisfied. Knowledge of concepts including uncertainty and risk, probability and statistics, and deterministic and probabilistic estimation methods is required to properly use and apply reserves definitions. The concepts are presented and discussed in greater detail within the guidelines of Section 5.5 of the Canadian Oil and Gas Evaluation Handbook, Volume 1 – Second Edition (COGEH-1).

The following definitions apply to both estimates of individual Reserves Entities and the aggregate of reserves for multiple entities.

5.4.1 Reserves Categories

Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, as of a given date, based on
- Analysis of drilling, geological, geophysical, and engineering data;
- The use of established technology;
- Specified economic conditions, which are generally accepted as being reasonable, and shall be disclosed.

Reserves are classified according to the degree of certainty associated with the estimates.

a. Proved Reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

b. Probable Reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved + probable reserves.

Chapman Petroleum Engineering Ltd.

c. <u>Possible Reserves</u> are those additional reserves that are less certain to be recovered than probable reserves. It is unlikely that the actual remaining quantities recovered will exceed the sum of the estimated proved + probable + possible reserves.

Other criteria that must also be met for the categorization of reserves are provided in Section 5.5.4 of the Canadian Oil and Gas Evaluation Handbook, Volume 1 – Second Edition (COGEH-1).

5.4.2 Development and Production Status

Each of the reserves categories (proved, probable and possible) may be divided into developed and undeveloped categories.

a. <u>Developed Reserves</u> are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g., when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.

<u>Developed Producing Reserves</u> are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

<u>Developed Non-Producing Reserves</u> are those reserves that either have not been on production, or have previously been on production, but are shut-in and the date of resumption of production is unknown.

b. <u>Undeveloped Reserves</u> are those reserves expected to be recovered from known accumulations where a significant expenditure (e.g., when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

In multi-well pools, it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to sub-divide the developed reserves for the pool between developed producing and developed non-producing. This allocation should be

<u>Chapman</u> Petroleum Engineering Ltd.

based on the estimator's assessment as to the reserves that will be recovered from specific wells, facilities and completion intervals in the pool and their respective development and production status.

5.4.3 Levels of Certainty for Reported Reserves

The qualitative certainty levels contained in the definitions in Section 5.4.1 are applicable to "individual reserves entities," which refers to the lowest level at which reserves calculations are performed, and to "reported reserves," which refers to the highest level sum of individual entity estimates for which reserves estimates are presented. Reported reserves should target the following levels of certainty under a specific set of economic conditions:

- At least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves,
- At least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved + probable reserves,
- At least a 10 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved + probable + possible reserves.

A quantitative measure of the certainty levels pertaining to estimates prepared for the various reserves categories is desirable to provide a clearer understanding of the associated risks and uncertainties. However, the majority of reserves estimates are prepared using deterministic methods that do not provide a mathematically derived quantitative measure of probability. In principle, there should be no difference between estimates prepared using probabilistic or deterministic methods.

Additional clarification of certainty levels associated with reserves estimates and the effect of aggregation is provided in Section 5.5.3 of the Canadian Oil and Gas Evaluation Handbook, Volume 1 – Second Edition (COGEH-1).

Barrels of Oil Equivalent

If at any time in this report reference is made to "Barrels of Oil Equivalent" (BOE), the conversion used is 6 Mscf : 1 STB (6 Mcf : 1 bbl).

Chapman Petroleum Engineering Ltd.

BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf : 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the well head.

Sources of Information

Source of the data used in the preparation of this report are as follows:

i) Ownership and Burdens have been derived from the Company's land records and other information from the Company as required for clarification;

ii) Production data is acquired from public data sources, except for very recent data or certain wells which are provided directly by the Company;

iii) Well data is accessed from the Company's well files and from public data sources;

iv) Operating Costs are based on actual revenue and expense statements provided by the Company for established properties or from discussions with the Company and our experience in the area for new or non-producing properties;

v) Price differentials are derived from revenue statements, compared to actual posted prices for the appropriate benchmark price over a period of several months for established properties or from discussions with the Company and our experience in the area for new or non-producing properties;

vi) Timing of Development Plans and Capital estimates are normally determined by discussions with the Company together with our experience and judgment.

Product Prices

Chapman Petroleum Engineering Ltd. conducts continual surveillance and monitoring on a number of Benchmark product prices both locally and internationally. Based on historical data, current conditions and our view of the relevant political and economic trends, we independently prepare oil, gas and by-product price forecasts including predictions for the near term (first few years) with escalation thereafter for a maximum of 15 years, after which prices are held constant.

In establishing our forecasts we also consider input from operating companies, consulting firms, oil & gas marketing companies and financial institutions. Our forecasts are updated quarterly and the latest one prior to the effective date would generally be used. The forecast used for this report is presented in Table 5 in the Executive Summary.

Chapman Petroleum Engineering Ltd.

The Benchmark Oil Par Price shown is the equivalent price of light sweet crude landed in Edmonton to that of the West Texas Intermediate crude (WTI) in Cushing, Oklahoma after adjustments for transportation and the prevailing dollar exchange rate ($US/$Can).

Any prices quoted in the property discussions reflect fully adjusted prices for crude quality, transportation, gas heating value and specific contractual arrangements. In the case of delayed production the equivalent 2011 price for that production has been quoted.

Product Sales Arrangements

The Company does not have any "hedge" contracts in place at this time.

Royalties

A full provision for Crown royalties under the latest regulations and incentive programs for the applicable provinces have been included in this report. Likewise, Freehold royalties, mineral taxes, gross overriding royalties and any other burdens have been accounted for.

Alberta

Effective January 1, 2011, a revised Alberta Royalty Framework (ARF-2011) for oil and natural gas has been implemented. Royalty rates under the ARF-2011 are a function of two separate components, product prices and producing rates, which are additive. The royalties are determined by means of complex formulae containing a series of thresholds for both prices and rates. Increasing royalty rates are applied incrementally to each threshold. The formulae provide for royalty reductions for gas wells deeper than 2000 m.

For natural gas, royalty rates range from five percent for relatively low rate wells when prices are low, up to 36 percent for high rate wells when prices are high. The maximum rate would not apply at any producing rate until gas prices exceed $6.85/Mscf (1,000 BTU gas). Also, the highest royalty rates will not apply to any well producing less than 320 Mscf/day, regardless of price.

Conventional oil royalty rates under the ARF-2011 can be zero for low rate wells when prices are low, increasing to 40 percent for high rate wells when prices are high. The maximum royalty rate will not apply to any well producing less than 35 STB/day regardless of price. Also maximum royalty rates will not apply to any well regardless of rate at oil prices less than $50.00/STB.

The new royalty framework is designed to deliver up to 40 percent (36 percent for gas) of the oil revenue to the Alberta Government from high rate wells when the prices are high. When prices and/or production rates are low the royalties are minimized (0 percent for oil and 5 percent for gas) so that stripper wells will not be shut in earlier than necessary, due to the Crown royalty burden.

Companies can apply for Transitional Royalty Rates for wells drilled between November 19, 2008 and December 31, 2010. These Transitional Royalty Rates have been structured to encourage new drilling by reducing the royalty rates under certain conditions during this period.

Alberta has introduced additional incentives to encourage drilling activity during the recent and expected periods of low energy prices and low oil industry activity.

All oil and gas wells drilled on Crown lands will pay a maximum royalty of five percent for the first 12 producing months. This includes wells drilled at any time that have not been on commercial production and in some cases wells that have produced but resume production after having been shut in or produced at marginal rates for an extended period of time. For wells producing shale gas, the 5 percent front end royalty rate extends to 36 production months with no volume limit. For wells producing Coal Bed Methane (CBM), the 5 percent front end rate extends to 36 production months with a volume limit of 750 MMscf.

For horizontal gas wells, the 5 percent front end rate extends to 18 production months with a volume limit of 500 MMscf. For horizontal oil wells, the period during which the 5 percent front end rate is applicable varies with well length, from 18 production months (maximum 50,000 BOE) for wells less than 2,500 m up to 48 production months (maximum 100,000 BOE) for wells more than 4,500 m in length.

All new natural gas wells spudded on or after May 1, 2010 deeper than 2,000 m TVD will be eligible for a revised NGDDP (New Gas Deep Drilling Program) royalty adjustment. The benefit will be $625/m for depths between 2,000 and 3,500 m for all wells, $2,500/m between 3,500 and 4,000 m for exploration wells and between 3,500 and 5,000 m for development wells. Development wells deeper than 5,000 m will receive a benefit of $3,000/m for metres deeper than 5,000 m. Exploration wells will earn $3,125/m for depths between 4,000 and 5,000 m and $3,750/m for depths greater than 5,000 m. Additional legs in a multi lateral well will also receive credit.

There are additional temporary incentives (to be reviewed in 2014) for emerging resources and technologies including Shale Gas, Coal Bed Methane, Horizontal Gas and Horizontal Oil. After the 2014 review, the government has committed to provide three years notice before any programs are eliminated.

The Alberta government is committed to maintaining an attractive environment for investment in oil and gas production in Alberta.

Capital Expenditures and Operating Costs

Operating costs and capital expenditures have been based on historical experience and analogy where necessary and are expressed in current year dollars and escalated as follows:

2011	- No Escalation
2012-2026	- 2.0% per year
Thereafter	- No Escalation

Income Tax Parameters

Net cash flows after consideration of corporate income tax have been included in this report.

Future capital expenditures anticipated for this report are predominantly development costs, and have been included as tangible or intangible costs. These interests have been considered to be fully taxable.

The Federal tax rates utilized in this report were 16.50% in 2011 and 15.00% in 2012 and thereafter. The Alberta Provincial tax rate utilized was 10% in all years.

Abandonment and Restoration

Abandonment and restoration costs, net of salvage, have been included in the cash flows for the final event of any particular well. The abandonment cost does not impact the economic limit and is included in the final year of production. For marginal wells nearing the end of their economic life, these costs may results in a negative net present value.

For Alberta wells we have utilized Directive 011 from the ERCB which has been made available to the public to estimate liability for well abandonment and site restoration, unless the Company has provided the information from their experience.

This directive accounts for the general areas, number of zones to be abandoned, well depth and presence of tubing and rods, etc. Separate amounts are determined for abandonment and lease restoration. The abandonment cost determined is net of salvage.

In this report, we have accounted for these costs for only the wells which are being evaluated and have not included other shut-in or suspended wells in the Company's inventory or their facilities and pipelines.

Environmental Liabilities

We have been advised by the Company that they are in material compliance with all Environmental Laws and do not have any Environmental Claims pending, as demonstrated in the Representation Letter attached.

Economics

The results of the before tax economic analysis, which are presented for each entity and property summary, are in a condensed form presented on one page for simplicity in analyzing the cash flows, however, if for any reason more extensive breakdown of the cash flow is required, a separate schedule can be provided showing the full derivation and breakdown of any or all of the columns on the summary page.

The economic presentation shows the gross property and company gross and net (before and after royalty) production of oil, gas and each NGL product along with the product prices adjusted for oil quality and heating value of gas. Oil prices also include the deduction for trucking costs where applicable for royalty deductions.

The second level includes the revenues, royalties, operating costs, processing income, abandonment costs, capital and cash flow of the property. Operating costs are presented for the gross property and the company share, split between variable and fixed costs, and the effective cost per BOE.

Chapman Petroleum Engineering Ltd.

Net revenues are presented annually and as a net back in $/BOE @ 6 Mscf/STB. Revenue from custom processing of oil or gas is presented separately.

The third level of data presents the cumulative cash flow values (present worth) for various discount rates. Also, the net cash flow breakdown is presented. The project profitability criteria are summarized on the bottom right of the page. These data are not relevant in the case of corporate evaluations but are useful in assessing individual capital projects.

For corporate consolidations a second page is included, which repeats the before tax cash flow and presents the Taxable Income, Income Tax Payable, After Income Tax Cash Flows and net present values After Income Tax.

Constant Price Parameters

The Constant Price values utilized in this report use the procedure required by the SEC which is the average of the oil prices on the first day of each month for 12 months preceding the effective date of the report.

Adjustments for crude quality, gas heating value and NGL trucking and fractionation have still been applied to the average prices to reflect actual prices being received. In addition, no escalation has been applied to either the capital expenditures or operating costs.

In the Constant Price cash flows the magnitude of the gross and net reserves will not change except where production forecasts have been truncated or extended due to economic limits being reached earlier or later in the life of the properties than in the forecast price case, and due to the impact of royalties which are price related.

The results of the Constant Prices and Costs case for all categories are presented in the Summary of Reserves and Economics. The Executive Summary contains constant prices and costs information for the proved reserves in accordance with Form 51-101 F1 Part 2 Item 2.2.

Chapman Petroleum Engineering Ltd.



B.C. Alberta Sask.

Fort McMurray

TROUT

Fort St. John

Grand Prairie

Edmonton

Lloydminster

Saskatoon

Calgary

Medicine Hat

Lethbridge

LEGEND

AREA OF INTEREST

- OIL
- GAS
- OIL & GAS

COUGAR OIL AND GAS CANADA

JURISDICTIONAL MAP

JUNE 2011   **JOB No. 5396**

Chapman Petroleum Engineering Ltd.

EXECUTIVE SUMMARY

INDEX

Forecast Prices and Costs

Constant Prices and Costs

Chapman Petroleum Engineering Ltd.

Table 1

Cougar Oil and Gas Canada Inc.

Summary of Oil and Gas Reserves
June 1, 2011
(as of May 31, 2011)

Forecast Prices and Costs

	Company Reserves							
	Light and Medium Oil		Heavy Oil		Natural Gas [1]		Natural Gas Liquids	
Reserves Category	Gross MSTB	Net MSTB	Gross MSTB	Net MSTB	Gross MMscf	Net MMscf	Gross Mbbl	Net Mbbl
PROVED								
Developed Producing	0	0	0	0	0	0	0	0
Developed Non-Producing	0	0	0	0	0	0	0	0
Undeveloped	183	147	0	0	0	0	0	0
TOTAL PROVED	**183**	**147**	**0**	**0**	**0**	**0**	**0**	**0**
PROBABLE	715	530	0	0	0	0	0	0
TOTAL PROVED PLUS PROBABLE	**898**	**677**	**0**	**0**	**0**	**0**	**0**	**0**
POSSIBLE	1,803	1,274	0	0	0	0	0	0
TOTAL PROVED PLUS PROBABLE PLUS POSSIBLE	**2,701**	**1,951**	**0**	**0**	**0**	**0**	**0**	**0**

Reference: Item 2.1 (1) Form 51-101F1

Columns may not add precisely due to accumulative rounding of values throughout the report.

Note: [1] Includes associated, non-associated and solution gas where applicable.

Chapman Petroleum Engineering Ltd.

Table 2

Cougar Oil and Gas Canada Inc.

Summary of Net Present Values
June 1, 2011
(as of May 31, 2011)

Forecast Prices and Costs

Before Income Tax

| | Net Present Values of Future Net Revenue | | | | |
| | Discounted at | | | | |
Reserves Category	0 %/yr. M$	5 %/yr. M$	10 %/yr. M$	15 %/yr. M$	20 %/yr. M$
PROVED					
Developed Producing	0	0	0	0	0
Developed Non-Producing	0	0	0	0	0
Undeveloped	5,054	3,767	2,831	2,136	1,609
TOTAL PROVED	5,054	3,767	2,831	2,136	1,609
PROBABLE	33,477	28,833	25,244	22,392	20,075
TOTAL PROVED PLUS PROBABLE	38,530	32,600	28,075	24,528	21,684
POSSIBLE	80,537	61,717	49,442	40,960	34,811
TOTAL PROVED PLUS PROBABLE PLUS POSSIBLE	119,067	94,317	77,517	65,488	56,495

After Income Tax

| | Net Present Values of Future Net Revenue | | | | |
| | Discounted at | | | | |
Reserves Category	0 %/yr. M$	5 %/yr. M$	10 %/yr. M$	15 %/yr. M$	20 %/yr. M$
PROVED					
Developed Producing	0	0	0	0	0
Developed Non-Producing	0	0	0	0	0
Undeveloped	3,721	2,658	1,889	1,321	894
TOTAL PROVED	3,721	2,658	1,889	1,321	894
PROBABLE	25,105	21,419	18,583	16,339	14,523
TOTAL PROVED PLUS PROBABLE	28,825	24,077	20,472	17,660	15,417
POSSIBLE	60,412	45,965	36,541	30,033	25,319
TOTAL PROVED PLUS PROBABLE PLUS POSSIBLE	89,237	70,042	57,013	47,692	40,735

Reference: Item 2.1 (2) Form 51-101F1

M$ means thousands of dollars

Columns may not add precisely due to accumulative rounding of values throughout the report.

24

Chapman Petroleum Engineering Ltd.

Table 3
Cougar Oil and Gas Canada Inc.
Total Future Net Revenue (Undiscounted)
June 1, 2011
(as of May 31, 2011)
Forecast Prices and Costs

Reserve Category	Revenue M$	Royalties M$	Operating Costs M$	Development Costs M$	Well Abandonment Costs M$	Future Net Revenues BIT M$	Income Taxes M$	Future Net Revenues AIT M$
Total Proved	17,366	3,390	3,929	4,829	165	5,054	(1,333)	3,721
Proved Plus Probable	85,213	20,725	14,297	11,277	385	38,530	(9,705)	28,825
Proved Plus Probable Plus Possible	261,112	71,815	44,929	24,432	870	119,067	(29,830)	89,237

Reference: Item 2.1 (3)(b) NI 51-101F1

M$ means thousands of dollars

Chapman Petroleum Engineering Ltd.

Table 4

Cougar Oil and Gas Canada Inc.

Future Net Revenue
By Production Group
June 1, 2011
(as of May 31, 2011)

Forecast Prices and Costs

Reserve Category	Production Group	Future Net Revenue Before Income Taxes Discounted at 10%/yr. M$
Total Proved	Light and Medium Oil (including solution gas and other by-products)	2,831
	Heavy Oil (including solution gas and other by-products)	0
	Natural Gas (including by-products but not solution gas)	0
Proved Plus Probable	Light and Medium Oil (including solution gas and other by-products)	28,075
	Heavy Oil (including solution gas and other by-products)	0
	Natural Gas (including by-products but not solution gas)	0
Proved Plus Probable Plus Possible	Light and Medium Oil (including solution gas and other by-products)	77,517
	Heavy Oil (including solution gas and other by-products)	0
	Natural Gas (including by-products but not solution gas)	0

Reference: Item 2.1 (3)(c) NI 51-101F1

M$ means thousands of dollars

Chapman Petroleum Engineering Ltd.

Table 4A

Cougar Oil and Gas Canada Inc.

Oil and Gas Reserves and Net Present Values
by Production Group
June 1, 2011
(as of May 31, 2011)

Forecast Prices and Costs

| Reserve Group by Category | Reserves | | | | | | Net Present Value (BIT) | Unit Values @ 10%/yr. |
| | Oil | | Gas | | NGL | | 10% | |
	Gross MSTB	Net MSTB	Gross MMscf	Net MMscf	Gross Mbbl	Net Mbbl	M$	$/STB
Light and Medium Oil [1]								
Proved								
Developed Producing	0	0	0	0	0	0	0	N/A
Developed Non-Producing	0	0	0	0	0	0	0	N/A
Undeveloped	183	147	0	0	0	0	2,831	19.27
Total Proved	**183**	**147**	**0**	**0**	**0**	**0**	**2,831**	19.27
Probable	715	530	0	0	0	0	25,244	47.60
Proved Plus Probable	**898**	**677**	**0**	**0**	**0**	**0**	**28,075**	**41.46**
Possible	1,803	1,274	0	0	0	0	49,442	38.82
Proved Plus Probable Plus Possible	**2,701**	**1,951**	**0**	**0**	**0**	**0**	**77,517**	**39.74**

Reference: Item 2.1 (3)(c) NI 51-101F1

M$ means thousands of dollars

Columns may not add precisely due to accumulative rounding of values throughout the report.

Notes: [1] Includes solution gas.

Chapman Petroleum Engineering Ltd.

Table 5
CHAPMAN PETROLEUM ENGINEERING LTD.
CRUDE OIL
HISTORICAL, CONSTANT, CURRENT AND FUTURE PRICES
June 1, 2011

Date	WTI [1] $US/STB	Alberta Par Price [2] $CDN/STB	Alberta Heavy [3] $CDN/STB	Sask. Light [4] $CDN/STB	Sask. Heavy [5] $CDN/STB	B.C. Light [6] $CDN/STB	Bank of Canada Average Noon Exchange rate $US/$CDN
HISTORICAL PRICES							
2001	25.98	39.66	25.41	35.57	31.84	n/a	0.65
2002	26.09	40.63	32.20	37.67	34.57	n/a	0.64
2003	30.84	43.57	32.65	40.13	37.64	n/a	0.72
2004	41.48	52.89	37.52	48.96	45.74	n/a	0.77
2005	56.62	69.16	43.25	62.04	56.53	n/a	0.83
2006	65.91	72.88	50.40	66.77	61.23	n/a	0.88
2007	72.35	75.57	53.17	71.42	64.55	n/a	0.94
2008	99.70	102.98	83.88	98.02	92.45	n/a	0.94
2009	61.64	76.77	53.04	72.56	64.37	n/a	0.88
2010	79.42	80.56	66.58	77.02	72.79	n/a	0.97
2011(5mos)	98.66	104.62	76.71	92.69	83.25	n/a	1.02
CONSTANT PRICES							
May 31, 2011 [7]	102.70	107.73	82.30	96.84	87.77	105.04	1.03
CURRENT YEAR FORECAST							
2011 (7 mos)	**104.00**	103.00	85.49	97.85	92.96	100.43	1
FUTURE FORECAST							
2012	**102.00**	103.08	85.56	97.93	93.03	100.50	0.98
2013	**100.00**	101.04	83.86	95.99	91.19	98.51	0.98
2014	**98.00**	99.00	82.17	94.05	89.35	96.53	0.98
2015	**97.00**	97.98	81.32	93.08	88.43	95.53	0.98
2016	**100.00**	101.04	83.86	95.99	91.19	98.51	0.98
2017	**102.00**	103.08	85.56	97.93	93.03	100.50	0.98
2018	**104.00**	105.12	87.25	99.87	94.87	102.49	0.98
2019	**106.00**	107.16	88.95	101.81	96.71	104.48	0.98
2020	**108.12**	109.33	90.74	103.86	98.67	106.59	0.98
2021	**110.28**	111.53	92.57	105.96	100.66	108.74	0.98
2022	**112.49**	113.78	94.44	108.09	102.69	110.94	0.98
2023	**114.74**	116.08	96.35	110.28	104.76	113.18	0.98
2024	**117.03**	118.42	98.29	112.50	106.87	115.46	0.98
2025	**119.37**	120.81	100.27	114.77	109.03	117.79	0.98
2026	**121.76**	123.25	102.29	117.08	111.23	120.16	0.98

Constant thereafter

Notes:
[1] West Texas Intermediate quality (D2/S2) crude landed in Cushing, Oklahoma.
[2] Equivalent price for Light Sweet Crude (D2/S2) landed in Edmonton, Alberta is estimated from WTI US$ exchange to C$ and transportation differential of $1.00 CDN/STB.
[3] Bow River at Hardisty, Alberta (905 kg/m3, 2.1% sulphur).
[4] Light Sour Blend at Cromer, Saskatchewan (850 kg/m3, 1.2% sulphur).
[5] Midale at Cromer, Saskatchewan (880 kg/m3, 2.0% sulphur).
[6] B.C. Light at Taylor, British Columbia (825 kg/m3, 0.5% sulphur).
[7] May 31, 2011 is the last trading day of May 2011

Chapman Petroleum Engineering Ltd.

Table 6

Cougar Oil and Gas Canada Inc.

Summary of Oil and Gas Reserves

June 1, 2011
(as of May 31, 2011)

Constant Prices and Costs

| | Company Reserves | | | | | | | |
| | Light and Medium Oil | | Heavy Oil | | Natural Gas [1] | | Natural Gas Liquids | |
Reserves Category	Gross MSTB	Net MSTB	Gross MSTB	Net MSTB	Gross MMscf	Net MMscf	Gross Mbbl	Net Mbbl
PROVED								
Developed Producing	0	0	0	0	0	0	0	0
Developed Non-Producing	0	0	0	0	0	0	0	0
Undeveloped	183	148	0	0	0	0	0	0
TOTAL PROVED	**183**	**148**	**0**	**0**	**0**	**0**	**0**	**0**
PROBABLE	715	532	0	0	0	0	0	0
TOTAL PROVED PLUS PROBABLE	**898**	**680**	**0**	**0**	**0**	**0**	**0**	**0**
POSSIBLE	1,803	1,290	0	0	0	0	0	0
TOTAL PROVED PLUS PROBABLE PLUS POSSIBLE	**2,701**	**1,970**	**0**	**0**	**0**	**0**	**0**	**0**

Reference: Item 2.1 (1) Form 51-101F1

Columns may not add precisely due to accumulative rounding of values throughout the report.

Note: [1] Includes associated, non-associated and solution gas where applicable.

Chapman Petroleum Engineering Ltd.

Table 7

Cougar Oil and Gas Canada Inc.

Summary of Net Present Values
June 1, 2011
(as of May 31, 2011)

Constant Prices and Costs

Before Income Tax

| | Net Present Values of Future Net Revenue | | | | |
| | Discounted at | | | | |
Reserves Category	0 %/yr. M$	5 %/yr. M$	10 %/yr. M$	15 %/yr. M$	20 %/yr. M$
PROVED					
Developed Producing	0	0	0	0	0
Developed Non-Producing	0	0	0	0	0
Undeveloped	3,434	2,417	1,683	1,141	734
TOTAL PROVED	3,434	2,417	1,683	1,141	734
PROBABLE	26,511	22,712	19,774	17,440	15,544
TOTAL PROVED PLUS PROBABLE	29,945	25,130	21,457	18,581	16,278
POSSIBLE	63,431	48,504	38,683	31,853	26,881
TOTAL PROVED PLUS PROBABLE PLUS POSSIBLE	93,376	73,634	60,140	50,434	43,158

After Income Tax

| | Net Present Values of Future Net Revenue | | | | |
| | Discounted at | | | | |
Reserves Category	0 %/yr. M$	5 %/yr. M$	10 %/yr. M$	15 %/yr. M$	20 %/yr. M$
PROVED					
Developed Producing	0	0	0	0	0
Developed Non-Producing	0	0	0	0	0
Undeveloped	2,505	1,648	1,031	580	244
TOTAL PROVED	2,505	1,648	1,031	580	244
PROBABLE	19,882	16,831	14,483	12,628	11,128
TOTAL PROVED PLUS PROBABLE	22,387	18,479	15,515	13,208	11,371
POSSIBLE	47,599	36,075	28,494	23,226	19,395
TOTAL PROVED PLUS PROBABLE PLUS POSSIBLE	69,986	54,553	44,009	36,433	30,766

Reference: Item 2.1 (2) Form 51-101F1

M$ means thousands of dollars

Columns may not add precisely due to accumulative rounding of values throughout the report.

Chapman Petroleum Engineering Ltd.

Table 8
Cougar Oil and Gas Canada Inc.
Total Future Net Revenue (Undiscounted)
June 1, 2011
(as of May 31, 2011)
Constant Prices and Costs

Reserve Category	Revenue M$	Royalties M$	Operating Costs M$	Development Costs M$	Well Abandonment Costs M$	Future Net Revenues BIT M$	Income Taxes M$	Future Net Revenues AIT M$
Total Proved	14,688	2,818	3,576	4,725	135	3,434	(929)	2,505
Proved Plus Probable	72,073	17,502	13,186	11,125	315	29,945	(7,558)	22,387
Proved Plus Probable Plus Possible	216,782	58,664	39,967	24,100	675	93,376	(23,390)	69,986

Reference: Item 2.1 (3)(b) NI 51-101F1

M$ means thousands of dollars

Chapman Petroleum Engineering Ltd.

Table 9

Cougar Oil and Gas Canada Inc.

Future Net Revenue
By Production Group
June 1, 2011
(as of May 31, 2011)

Constant Prices and Costs

Reserve Category	Production Group	Future Net Revenue Before Income Taxes Discounted at 10%/yr. M$
Total Proved	Light and Medium Oil (including solution gas and other by-products)	1,683
	Heavy Oil (including solution gas and other by-products)	0
	Natural Gas (including by-products but not solution gas)	0
Proved Plus Probable	Light and Medium Oil (including solution gas and other by-products)	21,457
	Heavy Oil (including solution gas and other by-products)	0
	Natural Gas (including by-products but not solution gas)	0
Proved Plus Probable Plus Possible	Light and Medium Oil (including solution gas and other by-products)	60,140
	Heavy Oil (including solution gas and other by-products)	0
	Natural Gas (including by-products but not solution gas)	0

Reference: Item 2.1 (3)(c) NI 51-101F1

M$ means thousands of dollars

Chapman Petroleum Engineering Ltd.

Table 9A

Cougar Oil and Gas Canada Inc.

Oil and Gas Reserves and Net Present Values
by Production Group
June 1, 2011
(as of May 31, 2011)

Constant Prices and Costs

| Reserve Group by Category | Reserves | | | | | | Net Present Value (BIT) | Unit Values @ 10%/yr. |
| | Oil | | Gas | | NGL | | 10% | |
	Gross MSTB	Net MSTB	Gross MMscf	Net MMscf	Gross Mbbl	Net Mbbl	M$	$/STB
Light and Medium Oil [1]								
Proved								
Developed Producing	0	0	0	0	0	0	0	N/A
Developed Non-Producing	0	0	0	0	0	0	0	N/A
Undeveloped	183	148	0	0	0	0	1,683	11.38
Total Proved	**183**	**148**	**0**	**0**	**0**	**0**	**1,683**	11.38
Probable	715	532	0	0	0	0	19,774	37.17
Proved Plus Probable	**898**	**680**	**0**	**0**	**0**	**0**	**21,457**	**31.56**
Possible	1,803	1,290	0	0	0	0	38,683	29.98
Proved Plus Probable Plus Possible	**2,701**	**1,970**	**0**	**0**	**0**	**0**	**60,140**	**30.53**

Reference: Item 2.1 (3)(c) NI 51-101F1

M$ means thousands of dollars

Columns may not add precisely due to accumulative rounding of values throughout the report.

Notes: [1] Includes solution gas.

Chapman Petroleum Engineering Ltd.

TROUT AREA

ALBERTA

INDEX

Discussion

Ownership
Geology
Reserves
Production
Product Prices
Capital Expenditures
Operating Costs
Economics

Attachments

Figure 1: Land and Well Map

Table 1: Schedule of Lands, Interests and Royalty Burdens

Figure 2: Geological Maps and Figures
  a) Northern Alberta – Paleozoic Table of Formations
  b) Western Canada – Keg River Paleogeography
  c) Trout Area, AB – Keg River Facies Map
  d) Trout Area, AB – Structure on Keg River

Table 2: Summary of Reserves

Table 3: Summary of Anticipated Capital Expenditures
  a) Development
  b) Abandonment and Restoration

Table 4: Summary of Company Reserves and Economics – Forecast Prices and Costs

  Consolidated Cash Flows
  a) Total Proved Undeveloped
  b) Total Proved Plus Probable
  c) Total Proved Plus Probable Plus Possible

  Individual Cash Flows
  Proved Undeveloped
  d) Loc. 06-16-089-03 W5M, Upper Keg River
  e) Loc. 01-21-089-03 W5M, Upper Keg River
  f) Loc. 04-22-089-03 W5M, U&L Keg River & Granite Wash

  Proved Plus Probable Undeveloped
  g) Loc. 06-16-089-03 W5M, Upper Keg River
  h) Loc. 01-21-089-03 W5M, Upper Keg River
  i) Loc. 04-22-089-03 W5M, U&L Keg River & Granite Wash

  Probable Undeveloped
  j) Loc. 02-08-089-03 W5M, Upper Keg River

Chapman Petroleum Engineering Ltd.

k) Loc. 12-08-089-03 W5M, Upper Keg River
l) Loc. 15-08-089-03 W5M, U&L Keg River & Granite Wash
m) Loc. 13-20-089-03 W5M, Upper Keg River

Possible Undeveloped
n) Loc. 06-07-089-03 W3M, Upper Keg River
o) Loc. 02-09-089-03 W3M, U&L Keg River & Granite Wash
p) Loc. 03-09-089-03 W3M, U&L Keg River & Granite Wash
q) Loc. 11-09-089-03 W3M, Upper Keg River
r) Loc. 15-09-089-03 W3M, Upper Keg River
s) Loc. 03-18-089-03 W3M, U&L Keg River & Granite Wash
t) Loc. 03-19-089-03 W3M, Upper Keg River
u) Loc. 06-19-089-03 W3M, Upper Keg River

Table 5: Summary of Company Reserves and Economics – Constant Prices and Costs

Consolidated Cash Flows
a) Total Proved Undeveloped
b) Total Proved Plus Probable
c) Total Proved Plus Probable Plus Possible

Individual Cash Flows
Proved Undeveloped
d) Loc. 06-16-089-03 W5M, Upper Keg River
e) Loc. 01-21-089-03 W5M, Upper Keg River
f) Loc. 04-22-089-03 W5M, U&L Keg River & Granite Wash

Proved Plus Probable Undeveloped
g) Loc. 06-16-089-03 W5M, Upper Keg River
h) Loc. 01-21-089-03 W5M, Upper Keg River
i) Loc. 04-22-089-03 W5M, U&L Keg River & Granite Wash

Probable Undeveloped
j) Loc. 02-08-089-03 W5M, Upper Keg River
k) Loc. 12-08-089-03 W5M, Upper Keg River
l) Loc. 15-08-089-03 W5M, U&L Keg River & Granite Wash
m) Loc. 13-20-089-03 W5M, Upper Keg River

Possible Undeveloped
n) Loc. 06-07-089-03 W3M, Upper Keg River
o) Loc. 02-09-089-03 W3M, U&L Keg River & Granite Wash
p) Loc. 03-09-089-03 W3M, U&L Keg River & Granite Wash
q) Loc. 11-09-089-03 W3M, Upper Keg River
r) Loc. 15-09-089-03 W3M, Upper Keg River
s) Loc. 03-18-089-03 W3M, U&L Keg River & Granite Wash
t) Loc. 03-19-089-03 W3M, Upper Keg River
u) Loc. 06-19-089-03 W3M, Upper Keg River

Appendix A: Summary of Analog Analysis – Proved Plus Probable Locations

Appendix B: Summary of Analog Analysis – Western Trend Probable Locations

Appendix C: Summary of Analog Analysis – Strong Possible Locations

Appendix D: Summary of Analog Analysis – Average Possible Locations

Chapman Petroleum Engineering Ltd.


TROUT AREA

ALBERTA

DISCUSSION


Ownership

The Company owns various working interests in approximately 4,800 acres of land in this area containing several active and shut in wells and 15 identified drilling locations, as shown on the map, Figure 1. Production is subject only to Alberta Crown Royalties. Only the proposed drilling locations have been evaluated in this report.

A detailed description of the lands, interests and royalty burdens is presented in Table 1.

Geology

The major productive intervals in this area are the Middle Devonian shelfal carbonates of the Keg River Formation and the immediately underlying basal Paleozoic clastics referred to as the Granite Wash Formation as they rest directly on the Precambrian. This is illustrated in the Table of Formations shown in Figure 2a.

Illustrated in Figure 2b is the Keg River paleogeography of western Canada as well as a schematic cross-section illustrating the major Keg River facies found in the Trout Area of Northern Alberta. The Trout Area is located within the fringing Keg River carbonate shelf of the emergent Peace River Arch. All the productive Keg River pools are located in the middle shelf facies that fringes the Peace River Arch as shown in the regional map illustrated in Figure 2c.

Keg River pools occur where the Keg River Formation is structurally closed across, or against the flanks of, underlying Precambrian highs. The Keg River structure mapping which incorporates both well control and the 3D seismic interpretation, is shown in Figure 2d. This mapping has identified a large number of undrilled locations on known or newly mapped structural highs.

Four locations have been identified as outposts of the Trout "A" pool on the western portion of the Company acreage. One of these locations at 15-8 also has Granite Wash potential according to the 3D seismic interpretation. Three locations have been identified as infill wells within the Trout "B" Pool on the eastern portion of the Company acreage, one of which at 4-22 also has Granite Wash potential.

Chapman Petroleum Engineering Ltd.

As well as these step-out and infill locations, eight drilling locations have been identified on undrilled closed structural features. Four of these locations are immediately to the west of the Trout "A" pool. One of these structures at 3-18 is particularly pronounced and also has a potential Granite Wash target. The other four drilling locations are all located in section 9 and will target two east-west trending structural features. The southernmost of these two undrilled structures also has mapped Granite Wash potential which will be tested by 2-9 and 3-9.

Reserves

Total gross remaining proved undeveloped light and medium oil reserves of 183 MSTB have been estimated for three drilling locations which are in close proximity to successful wells and are supported by the reliable technology of 3D seismic. Reserves are based on Appendix A with a half of the proved plus probable (most likely) reserves estimated to be proved.

Total gross remaining probable undeveloped light and medium oil reserves of 715 MSTB have been estimated as follows.

Probable additional reserves of 183 MSTB have been estimated for the same three locations to which proved reserves were assigned based on Appendix A. Probable reserves of 532 MSTB have been estimated for four proposed drilling locations located within a trend of successful wells toward the west of the property. These reserves are based on Appendix B.

Total gross remaining possible undeveloped light and medium oil reserves of 1,803 MSTB have been estimated as follows.

Possible reserves of 1,200 MSTB have been estimated for five proposed drilling locations located on particularly strong seismic anomalies based on analogy to similar wells included in Appendix C. Possible reserves of 603 MSTB have been estimated for three proposed drilling locations on average seismic anomalies based on analogy to similar wells included in Appendix D.

A summary of reserves is presented in Table 2.

Production

The estimated initial production rates and on production dates for all wells are presented on Table 2. All wells have been forecast to immediately begin to decline to an eventual economic limit.

Chapman Petroleum Engineering Ltd.

Product Prices

For 2011, an average oil price of $101.00/STB of oil has been estimated for this property based on information provided by the operator for crude sales from wells in the immediate area.

Capital Expenditures

Capital expenditures of $24,100,000 ($23,628,000 net to the Company) have been anticipated for future development for this area as presented in Table 3a.

Total abandonment and restoration costs (net of salvage) of $675,000 ($662,000 net to the Company) have been estimated for this property based our judgment and experience, as presented in Table 3b.

Operating Costs

Operating costs of $5,300 per well per month plus $10.00/STB have been utilized based on the information provided by the operator for wells in the area and our own judgment and experience.

Economics

A summary of the company reserves and economics for the forecast prices and costs case is presented in Table 4 and the results of the economic analysis performed on this property are presented in Tables 4a through 4u.

A constant prices and costs case using the current United States SEC guidelines is presented in Table 5 and the results of the economic analysis are presented in Tables 5a through 5u.

All monetary values are expressed in Canadian dollars.

Chapman Petroleum Engineering Ltd.



R4   **R3 W5M**

T90

T89

T88

Loc. 13-20
Loc. 6-19
Loc. 3-19
Loc. 3-18
Loc. 6-7
Loc. 12-8
Loc. 2-8
Loc. 3-9
Loc. 15-8
Loc. 11-9
Loc. 15-9
Loc. 2-9
Loc. 16-16
Loc. 1-21
Loc. 4-22

LEGEND

WELL SYMBOLS

- ○ LOCATION OR DRILLING
- ◇ SUSPENDED
- ✧ DRY & ABANDONED
- ● OIL
- ☼ GAS
- ⌀ WATER SOURCE
- ⌀ WATER DISP
- ⌀ OBSERVATION
- ⌀ INJECTION
- ● SUSPENDED OIL
- ☼ SUSPENDED GAS
- ⌀ SUSP WATER DISP
- ⌀ SUSP INJECTION
- ⌀ SUSP WATER SOURCE
- ● ABANDONED OIL
- ☼ ABANDONED GAS
- ⌀ ABD WATER SOURCE
- ⌀ ABD WATER DISP
- ⌀ ABD INJECTION
- ☼ INJ PREV GAS

PIPELINES

- ━ Crude Oil
- ━ Natural Gas
- ━ Oil Well Effluent
- ━ Sour Natural Gas
- ━ Water
- ━ Other Types

FACILITIES

- ⋈ Compressor Stn
- ✕ Meter Stn
- ☐ Regular Stn
- ⋈ Meter Reg. Stn
- ⌀ Pump Stn

COMPANY OWNERSHIP

- △ Wells of Interest
- ▨ Company Lands

COUGAR OIL AND GAS CANADA

TROUT AREA

ALBERTA

LAND AND WELL MAP

JUNE 2011   JOB No. 5396   FIGURE No. 1

Chapman Petroleum Engineering Ltd.

Table 1

Schedule of Lands, Interests and Royalty Burdens
June 1, 2011

Cougar Oil and Gas Canada Inc.

Trout, Alberta

Description	Rights Owned	Gross Acres	Appraised Interest		Royalty Burdens	
			Working %	Royalty %	Basic %	Overriding %
Twp 89 Rge 03 W5M						
Sec 7 (Loc 06-07)	[A]	640	100.0000	-	ARF-2011	-
S/2 & NE/4 Sec 8 (Loc 2-8, 12-08 15-08)	[A]	480	100.0000	-	ARF-2011	-
Sec 9 (Loc 2-9, 3-9 11-9 & 15-9)	[A]	640	100.0000	-	ARF-2011	-
Sec 16 (Loc 16-16)	[A]	640	100.0000	-	ARF-2011	-
W/2 Sec 17	[A]	320	85.0000	-	ARF-2011	-
E/2 Sec 17	[A]	320	100.0000	-	ARF-2011	-
S/2 & NW/4 Sec 18 (Loc 3-18)	[A]	480	100.0000	-	ARF-2011	-
W/2 Sec 19 (Loc 3-19 & 6-19)	[A]	320	100.0000	-	ARF-2011	-
NW/4 Sec 20 (Loc 13-20)	[B]	160	100.0000	-	ARF-2011	-
SE/4 Sec 21 (Loc 1-21)	[C]	160	100.0000	-	ARF-2011	-
Sec 22 (Loc 4-22)	[C]	640	100.0000	-	ARF-2011	-
Total		4,800				

Rights Owned : [A] All P&NG.
[B] P&NG Surface to base Keg River
[C] P&NG surface to base of Granite Wash

Chapman Petroleum Engineering Ltd.



COUGAR OIL AND GAS CANADA

NORTHERN ALBERTA

**PALEOZOIC
TABLE OF FORMATIONS**

JUNE 2011   JOB No. 5396   FIGURE No. 2a

Chapman Petroleum Engineering Ltd.


ZAMA
RAINBOW
TROUT
PEACE RIVER ARCH
WEST ALBERTA RIDGE
SHELF CARBONATE
SILICICLASTICS
INTERIOR BASIN
CROSS SECTION


EAST
WEST
SILICICLASTIC WEDGE
PINNACLE
MARGIN
MESOSALINE
PATCH REEF
FORESLOPE
MUDDY LAGOON
INTERREEF
LOWER KEG RIVER MEMBER
LOWER ELK POINT SUBGROUP
PRECAMBRIAN

Source: *Canadian Journal of Exploration Geophysics*
A Seismic Perspective of the Panny and Trout
Fields of North-Central Alberta, Vol.24 No.2 (1988)

COUGAR OIL AND GAS CANADA

WESTERN CANADA

KEG RIVER PALEOGEOGRAPHY

JUNE 2011 **JOB No. 5396** **FIGURE No. 2b**

Chapman Petroleum Engineering Ltd.



T 102

PANNY

SENEX

KIDNEY

TROUT

Fifth Meridian

T 87

11W5M

R22W4M

	BASIN
	SHELF MARGIN
	MIDDLE SHELF
	INNER SHELF
	AREA OF INTEREST

*Source: Canadian Journal of Exploration Geophysics
A Seismic Perspective of the Panny and Trout
Fields of North-Central Alberta, Vol.24 No.2 (1988)*

COUGAR OIL AND GAS CANADA

TROUT AREA

ALBERTA

KEG RIVER FACIES MAP

JUNE 2011   JOB No. 5396   FIGURE No. 2c

Chapman Petroleum Engineering Ltd.

CONFIDENTIAL

COUGAR OIL AND GAS CANADA
TROUT AREA
ALBERTA
STRUCTURE ON KEG RIVER
C.I. = 2m
JUNE 2011   JOB No. 5396   FIGURE No. 2d

Chapman Petroleum Engineering Ltd.

Table 2

Summary of Gross Reserves
June 1, 2011

Trout, Alberta

Description		Current or Initial Rate STB/d		API Gravity (Deg)	Ultimate ROIP (MSTB)	Cumulative Production (MSTB)	Remaining ROIP (MSTB)	Reference
LIGHT & MEDIUM OIL								
Proved Undeveloped								
Loc16-16-089-03W5M	Upper Keg River	70	Apr-12	39	61	0	61	Appendix A
Loc 01-21-089-03W5M	Upper Keg River	70	Apr-12	39	61	0	61	Appendix A
Loc 04-22-089-03W5M	Up. Keg River & Granite Wash	70	Aug-12	39	61	0	61	Appendix A
	Total Proved Undeveloped				183	0	183	
	Total Proved				183	0	183	
Probable								
Probable Undeveloped								
Loc16-16-089-03W5M	Upper Keg River (Incr)	70	Apr-12	39	61	0	61	Appendix A
Loc 01-21-089-03W5M	Upper Keg River (Incr)	70	Apr-12	39	61	0	61	Appendix A
Loc 04-22-089-03W5M	Up. KR & Granite Wash (Incr)	70	Aug-12	39	61	0	61	Appendix A
Loc 02-08-089-03W5M	Upper Keg River	70	Jan-12	39	133	0	133	Appendix B
Loc 12-08-089-03W5M	Upper Keg River	70	Jan-12	39	133	0	133	Appendix B
Loc 15-08-089-03W5M	Up. Keg River & Granite Wash	70	Jan-12	39	133	0	133	Appendix B
Loc 13-20-089-03W5M	Upper Keg River	70	Apr-12	39	133	0	133	Appendix B
	Total Probable				715	0	715	
	Total Proved Plus Probable				898	0	898	
Possible								
Possible Undeveloped								
Loc 06-07-089-03 W5M	Upper Keg River	140	Aug-12	39	240	0	240	Appendix C
Loc 02-09-089-03 W5M	Up. Keg River & Granite Wash	140	Aug-12	39	240	0	240	Appendix C
Loc 03-09-089-03 W5M	Up. Keg River & Granite Wash	140	Oct-11	39	240	0	240	Appendix C
Loc 11-09- 089-03 W5M	Upper Keg River	140	Nov-12	39	240	0	240	Appendix C
Loc 15-09- 089-03 W5M	Upper Keg River	140	Oct-11	39	201	0	201	Appendix D
Loc 03-18- 089-03 W5M	Up. Keg River & Granite Wash	140	Oct-11	39	240	0	240	Appendix C
Loc 03-19- 089-03 W5M	Upper Keg River	140	Oct-11	39	201	0	201	Appendix D
Loc 06-19- 089-03 W5M	Upper Keg River	140	Nov-12	39	201	0	201	Appendix D
	Total Possible				1,803	0	1,803	
	Total Proved Plus Probable Plus Possible				2,701	0	2,701	

Chapman Petroleum Engineering Ltd.

Table 3a

Summary of Anticipated Capital Expenditures

Development

June 1, 2011

Cougar Oil and Gas Canada Inc.

Trout, Alberta

Description	Date	Operation	Capital Interest %	Gross Capital M$	Net Capital M$
Proved Undeveloped					
Loc16-16-089-03W5M	Mar-12	Drill, Complete and Equip Pumping Keg River Oil Well	100.0000	1,500	1,500
Well16-16-089-03W5M	Jan-14	Tie-in well to central facilities	100.0000	75	75
Loc 01-21-089-03W5M	Mar-12	Drill, Complete and Equip Pumping Keg River Oil Well	85.0000	1,500	1,275
Well 01-21-089-03W5M	Jan-14	Tie-in well to central facilities	85.0000	75	64
Loc 04-22-089-03W5M	Jul-12	Drill, Complete and Equip Pumping Keg River Oil Well	85.0000	1,500	1,275
Well 04-22-089-03W5M	Jan-14	Tie-in well to central facilities	85.0000	75	64
		Total Proved		4,725	4,253
Probable					
Loc 02-08-089-03W5M	Dec-11	Drill, Complete and Equip Pumping Keg River Oil Well	100.0000	1,500	1,500
Well 02-08-089-03W5M	Jan-14	Tie-in well to central facilities	100.0000	100	100
Loc 12-08-089-03W5M	Dec-11	Drill, Complete and Equip Pumping Keg River Oil Well	100.0000	1,500	1,500
Well 12-08-089-03W5M	Jan-14	Tie-in well to central facilities	100.0000	100	100
Loc 15-08-089-03W5M	Dec-11	Drill, Complete and Equip Pumping Keg River Oil Well	100.0000	1,500	1,500
Well 15-08-089-03W5M	Jan-14	Tie-in well to central facilities	100.0000	100	100
Loc 13-20-089-03W5M	Mar-12	Drill, Complete and Equip Pumping Keg River Oil Well?	100.0000	1,500	1,500
Well 13-20-089-03W5M	Jan-14	Tie-in well to central facilities	100.0000	100	100
		Total Probable		6,400	6,400
Probable					
Loc 06-07-089-03 W5M	Jul-12	Drill, Complete and Equip Pumping Keg River Oil Well	100.0000	1,500	1,500
Well 06-07-089-03 W5M	Jan-14	Tie-in well to central facilities	100.0000	175	175
Loc 02-09-089-03 W5M	Jul-12	Drill, Complete and Equip Pumping Keg River Oil Well	100.0000	1,500	1,500
Well 02-09-089-03 W5M	Jan-14	Tie-in well to central facilities	100.0000	150	150
Loc 03-09-089-03 W5M	Sep-11	Drill, Complete and Equip Pumping Keg River Oil Well	100.0000	1,500	1,500
Well 03-09-089-03 W5M	Jan-14	Tie-in well to central facilities	100.0000	100	100
Loc 11-09- 089-03 W5M	Oct-12	Drill, Complete and Equip Pumping Keg River Oil Well	100.0000	1,500	1,500
Well 11-09- 089-03 W5M	Jan-14	Tie-in well to central facilities	100.0000	175	175
Loc 15-09- 089-03 W5M	Sep-11	Drill, Complete and Equip Pumping Keg River Oil Well	100.0000	1,500	1,500
Well 15-09- 089-03 W5M	Jan-14	Tie-in well to central facilities	100.0000	100	100
Loc 03-18- 089-03 W5M	Sep-11	Drill, Complete and Equip Pumping Keg River Oil Well	100.0000	1,500	1,500
Well 03-18- 089-03 W5M	Jan-14	Tie-in well to central facilities	100.0000	100	100
Loc 03-19- 089-03 W5M	Sep-11	Drill, Complete and Equip Pumping Keg River Oil Well	100.0000	1,500	1,500
Well 03-19- 089-03 W5M	Jan-14	Tie-in well to central facilities	100.0000	75	75
Loc 06-19- 089-03 W5M	Oct-12	Drill, Complete and Equip Pumping Keg River Oil Well	100.0000	1,500	1,500
Well 06-19- 089-03 W5M	Jan-14	Tie-in well to central facilities	100.0000	100	100
		Total Probable		12,975	12,975
		Total Probable Plus Possible		24,100	23,628

Note: M$ means thousands of dollars.

The above capital values are expressed in terms of current dollar values without escalation.

Unless details are known, drilling costs have been split 70% Intangible and 30% Tangible for tax purposes

Chapman Petroleum Engineering Ltd.

Table 3b

Summary of Anticipated Capital Expenditures
Abandonment and Restoration

June 1, 2011

Cougar Oil and Gas Canada Inc.

Trout, Alberta

Description	Well Parameters	Capital Interest %	Gross Capital M$	Net Capital M$
Loc 02-08-089-03W5M	Single Completion Pumping Oil Well	100.0000	45	45
Loc 12-08-089-03W5M	Single Completion Pumping Oil Well	100.0000	45	45
Loc 15-08-089-03W5M	Single Completion Pumping Oil Well	100.0000	45	45
Loc 13-20-089-03W5M	Single Completion Pumping Oil Well	100.0000	45	45
Loc16-16-089-03W5M	Single Completion Pumping Oil Well	100.0000	45	45
Loc 01-21-089-03W5M	Single Completion Pumping Oil Well	85.0000	45	38
Loc 04-22-089-03W5M	Single Completion Pumping Oil Well	85.0000	45	38
Loc 06-07-089-03 W5M	Single Completion Pumping Oil Well	100.0000	45	45
Loc 02-09-089-03 W5M	Single Completion Pumping Oil Well	100.0000	45	45
Loc 03-09-089-03 W5M	Single Completion Pumping Oil Well	100.0000	45	45
Loc 11-09- 089-03 W5M	Single Completion Pumping Oil Well	100.0000	45	45
Loc 15-09- 089-03 W5M	Single Completion Pumping Oil Well	100.0000	45	45
Loc 03-18- 089-03 W5M	Single Completion Pumping Oil Well	100.0000	45	45
Loc 03-19- 089-03 W5M	Single Completion Pumping Oil Well	100.0000	45	45
Loc 06-19- 089-03 W5M	Single Completion Pumping Oil Well	100.0000	45	45
Total Abandonment and Restoration			675	662

Note: **M$ means thousands of dollars.**
The above capital values are expressed in terms of current dollar values without escalation.

Chapman Petroleum Engineering Ltd.

Table 4
Summary of Company Reserves and Economics
Before Income Tax
June 1, 2011

Forecast Prices & Costs

Cougar Oil and Gas Canada Inc.

Trout, Alberta

			Net To Appraised Interest											
			Reserves						Cumulative Cash Flow (BIT) - M$					
			Light and Medium Oil MSTB		Sales Gas MMscf		NGL Mbbls			Discounted at:				
Description			Gross	Net	Gross	Net	Gross	Net	Undisc.	5%/year	10%/year	15%/year	20%/year	
Proved Undeveloped														
Loc. 06-16-089-03 W5M	Upper Keg River		61	49	0	0	0	0	1,690	1,276	973	747	576	
Loc. 01-21-089-03 W5M	Upper Keg River		61	49	0	0	0	0	1,690	1,276	973	747	576	
Loc. 04-22-089-03 W5M	Up. Keg River & Granite Wash		61	49	0	0	0	0	1,674	1,216	885	641	457	
Total Proved Undeveloped			**183**	**147**	**0**	**0**	**0**	**0**	**5,054**	**3,767**	**2,831**	**2,136**	**1,609**	
Probable														
Probable Undeveloped														
Loc. 06-16-089-03 W5M	Upper Keg River	Incr.	61	41	0	0	0	0	3,140	2,602	2,218	1,932	1,712	
Loc. 01-21-089-03 W5M	Upper Keg River	Incr.	61	41	0	0	0	0	3,140	2,602	2,218	1,932	1,712	
Loc. 04-22-089-03 W5M	Up. Keg River & Granite Wash	Incr.	61	41	0	0	0	0	3,133	2,557	2,146	1,842	1,610	
Loc. 02-08-089-03 W5M	Upper Keg River		133	102	0	0	0	0	6,043	5,310	4,715	4,222	3,808	
Loc. 12-08-089-03 W5M	Upper Keg River		133	102	0	0	0	0	6,043	5,310	4,715	4,222	3,808	
Loc. 15-08-089-03 W5M	Up. Keg River & Granite Wash		133	102	0	0	0	0	6,043	5,310	4,715	4,222	3,808	
Loc. 13-20-089-03 W5M	Upper Keg River		133	102	0	0	0	0	5,937	5,142	4,519	4,022	3,616	
Total Probable Undeveloped			**715**	**530**	**0**	**0**	**0**	**0**	**33,477**	**28,833**	**25,244**	**22,392**	**20,075**	
Total Proved Plus Probable			**898**	**677**	**0**	**0**	**0**	**0**	**38,530**	**32,600**	**28,075**	**24,528**	**21,684**	
Possible														
Loc. 06-07-089-03 W5M	Upper Keg River		201	144	0	0	0	0	8,851	6,794	5,425	4,467	3,767	
Loc. 02-09-089-03 W5M	Up. Keg River & Granite Wash		240	169	0	0	0	0	10,812	8,145	6,428	5,255	4,412	
Loc. 03-09-089-03 W5M	Up. Keg River & Granite Wash		240	169	0	0	0	0	10,856	8,508	6,968	5,895	5,111	
Loc. 11-09-089-03 W5M	Upper Keg River		240	168	0	0	0	0	10,627	7,768	5,954	4,731	3,863	
Loc. 15-09-089-03 W5M	Upper Keg River		240	169	0	0	0	0	10,856	8,508	6,968	5,895	5,111	
Loc. 03-18-089-03 W5M	Up. Keg River & Granite Wash		240	169	0	0	0	0	10,856	8,508	6,968	5,895	5,111	
Loc. 03-19-089-03 W5M	Upper Keg River		201	144	0	0	0	0	8,927	7,049	5,789	4,899	4,243	
Loc. 06-19-089-03 W5M	Upper Keg River		201	143	0	0	0	0	8,751	6,437	4,943	3,922	3,193	
Total Possible			**1,803**	**1,274**	**0**	**0**	**0**	**0**	**80,537**	**61,717**	**49,442**	**40,960**	**34,811**	
Total Proved Plus Probable Plus Possible Undeveloped			**2,701**	**1,951**	**0**	**0**	**0**	**0**	**119,067**	**94,317**	**77,517**	**65,488**	**56,495**	

M$ means thousands of dollars.

Gross reserves are the total of the Company's working and/or royalty interest share before deduction of royalties owned by others.

Net reserves are the total of the Company's working and/or royalty interest share after deducting the amounts attributable to royalties owned by others.

Columns may not add precisely due to accumulative rounding of values throughout the report.

Cumulative cash flow values shown as "0" reflect a value of less than $500.

Reserves shown as "0" reflect a value of less than 0.5(MSTB/MMscf/Mbbl).

48 **Chapman** Petroleum Engineering Ltd.

Table 4T
Summary of Company Reserves and Economics
After Income Tax
June 1, 2011

Forecast Prices & Costs

Cougar Oil and Gas Canada Inc.

	Net To Appraised Interest										
	Reserves						Cumulative Cash Flow - M$				
	Light and Medium Oil MSTB		Sales Gas MMscf		NGL Mbbls				Discounted at:		
Description	Gross	Net	Gross	Net	Gross	Net	Undisc.	5%/year	10%/year	15%/year	20%/year
Proved Undeveloped											
Total Proved Undeveloped (BIT)	183	147	0	0	0	0	5,054	3,767	2,831	2,136	1,609
Company Income Tax	-	-	-	-	-	-	(1,333)	(1,109)	(942)	(815)	(715)
Total Proved Undeveloped (AIT)	183	147	0	0	0	0	3,721	2,658	1,889	1,321	894
Probable											
Total Probable Undeveloped (BIT)	715	530	0	0	0	0	33,477	28,833	25,244	22,392	20,075
Company Income Tax	-	-	-	-	-	-	(8,372)	(7,414)	(6,661)	(6,053)	(5,552)
Total Probable Undeveloped (AIT)	715	530	0	0	0	0	25,105	21,419	18,583	16,339	14,523
Total Proved Plus Probable(AIT)	898	677	0	0	0	0	28,825	24,077	20,472	17,660	15,417
Possible											
Total Possible (BIT)	1,803	1,274	0	0	0	0	80,537	61,717	49,442	40,960	34,811
Company Income Tax	-	-	-	-	-	-	(20,125)	(15,752)	(12,901)	(10,927)	(9,492)
Total Possible (AIT)	1,803	1,274	0	0	0	0	60,412	45,965	36,541	30,033	25,319
Total Proved Plus Probable Plus Possible (AIT)	2,701	1,951	0	0	0	0	89,237	70,042	57,013	47,692	40,735

M$ means thousands of dollars

Gross reserves are the total of the Company's working and/or royalty interest share before deduction of royalties owned by others.

Net reserves are the total of the Company's working and/or royalty interest share after deducting the amounts attributable to royalties owned by others.

Columns may not add precisely due to accumulative rounding of values throughout the report.

Reserves shown as "0" reflect a value of less than 0.5(MSTB/MMscf/Mbbl).

Chapman Petroleum Engineering Ltd.

Table 4a

EVALUATION OF: Cougar Oil and Gas Canada Inc.
=============== Total Proved Undeveloped Consolidation

ERGO v7.41   P2 ENERGY SOLUTIONS   TOTAL
GLOBAL   : 20-JUN-2011 5396
EFF:01-JUN-2011 DISC:01-JUN-2011
RUN DATE: 7-JUL-2011 TIME: 14:35
FILE:

EVALUATED BY   -
COMPANY EVALUATED - Cougar Oil and Gas Canada Inc.
APPRAISAL FOR   -
PROJECT   - FORECAST PRICES & COSTS

TOTAL CAPITAL COSTS -   4829 -M$-
TOTAL ABANDONMENT   -   165 -M$-

Oil STB

Year	# of Wells	Price $/STB	Pool STB/D	Pool Vol	Company Share Gross	Company Share Net
2011	0	.00	.0	0	0	0
2012	3	96.08	78.9	28814	28814	27373
2013	3	94.04	102.5	37404	37404	28590
2014	3	92.00	80.8	29497	29497	20481
2015	3	90.98	63.7	23261	23261	16969
2016	3	94.04	50.3	18343	18343	14293
2017	3	96.08	39.6	14465	14465	11869
2018	3	98.12	31.3	11407	11407	9722
2019	3	100.16	24.6	8996	8996	7885
2020	3	102.33	19.4	7094	7094	6346
2021	3	104.53	10.2	3719	3719	3365
SUB				183000	183000	146894
REM				0	0	0
TOT				183000	183000	146894

= P/T = ================================== COMPANY SHARE FUTURE NET REVENUE ==================================

Year	Capital &Aband Costs -M$-	Future Revenue (FR) Oil -M$-	SaleGas -M$-	Products -M$-	Total -M$-	Royalties Crown -M$-	Other -M$-	Mineral -M$-	-%-	Operating Costs Fixed -M$-	Variable -M$-	$/BOE	FR After Roy&Oper -M$-	Net back $/BOE	Proc& Other Income -M$-	Cap'l Costs -M$-	Aband Costs -M$-	Future Net Rev Undisc -M$-	10.0% -M$-
2011	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2012	4590	2768	0	0	2768	138	0	0	5.0	123	294	14.45	2214	76.82	0	4590	0	-2376	-2143
2013	0	3518	0	0	3518	829	0	0	23.6	196	389	15.64	2104	56.24	0	0	0	2104	1724
2014	239	2714	0	0	2714	829	0	0	30.6	200	313	17.38	1371	46.49	0	239	0	1133	844
2015	0	2116	0	0	2116	572	0	0	27.1	204	252	19.58	1088	46.79	0	0	0	1088	737
2016	0	1725	0	0	1725	381	0	0	22.1	208	203	22.37	934	50.91	0	0	0	934	575
2017	0	1390	0	0	1390	249	0	0	17.9	212	163	25.92	766	52.92	0	0	0	766	429
2018	0	1119	0	0	1119	165	0	0	14.8	216	131	30.44	607	53.19	0	0	0	607	309
2019	0	901	0	0	901	111	0	0	12.3	221	105	36.23	464	51.56	0	0	0	464	215
2020	0	726	0	0	726	77	0	0	10.5	225	85	43.66	340	47.88	0	0	0	340	143
2021	165	389	0	0	389	37	0	0	9.5	146	45	51.36	161	43.23	0	0	165	-4	-1
SUB	4993	17366	0	0	17366	3390	0	0	19.5	1949	1980		10047		0	4829	165	5054	2831
REM	0	0	0	0	0	0	0	0	.0	0	0		0		0	0	0	0	0
TOT	4993	17366	0	0	17366	3390	0	0	19.5	1949	1980		10047		0	4829	165	5054	2831

========================== NET PRESENT VALUE (-M$-)==========================

Discount Rate	.0%	5.0%	10.0%	15.0%	20.0%	25.0%	30.0%
FR After Roy & Oper.	10047	8426	7211	6274	5537	4944	4458
Proc & Other Income.	0	0	0	0	0	0	0
Capital Costs	4829	4558	4316	4099	3901	3722	3558
Abandonment Costs ..	165	101	63	40	26	17	12
Future Net Revenue .	5054	3767	2831	2136	1609	1204	888

===================== PROFITABILITY =====================

COMPANY SHARE BASIS	Before Tax
Rate of Return (%)	57.3
Profit Index (undisc.)	1.0
(disc. @ 10.0%) .	.6
(disc. @ 5.0%) .	.8
First Payout (years)	2.8
Total Payout (years)	3.1
Cost of Finding ($/BOE)	27.29
NPV @ 10.0% ($/BOE)	15.47
NPV @ 5.0% ($/BOE)	20.59

===================== COMPANY SHARE =====================

	1st Year	Average	Royalties	Oper Costs	FR After Roy&Oper	Capital Costs	Future NetRev
% Interest	100.0	100.0					
% of Future Revenue.			19.5	22.6	57.9	27.8	29.1

Chapman Petroleum Engineering Ltd.

Table 4a

ERGO v7.41   P2 ENERGY SOLUTIONS   TOTAL
GLOBAL   : 20-JUN-2011 5396
EFF:01-JUN-2011 DISC:01-JUN-2011 PROD:01-JAN-2011
RUN DATE: 7-JUL-2011 TIME: 14:35
FILE:

FUTURE NET REVENUE & INCOME TAX SUMMARY:

EVALUATION BY   -
COMPANY EVALUATED - Cougar Oil and Gas Canada Inc.
APPRAISAL FOR   --
PROJECT   - FORECAST PRICES & COSTS

Year	FR After Roy&Oper -M$-	Crown Royalties -M$-	Min/Cap Tax -M$-	Capital Costs -M$-	Aband Costs -M$-	Admin + Oth Income/ Expense -M$-	Future Net Rev Before Tax Annual -M$-	Future Net Rev Before Tax Cum -M$-	Taxable Income Before Deduct -M$-	Taxable Income After Deduct -M$-	Income Tax Fed -M$-	Income Tax Prov -M$-	Future Net Rev After Tax Undisc -M$-	Future Net Rev After Tax 10.0% -M$-	Future Net Rev After Tax Cum -M$-
2011	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2012	2214	138	0	4590	0	0	-2376	-2376	2352	1078	162	108	-2646	-2386	-2386
2013	2104	829	0	0	0	0	2104	-273	2933	1128	169	113	1822	1493	-892
2014	1371	829	0	239	0	0	1133	860	2201	614	92	61	979	730	-163
2015	1088	572	0	0	0	0	1088	1948	1661	537	81	54	954	646	483
2016	934	381	0	0	0	0	934	2882	1315	539	81	54	799	492	976
2017	766	249	0	0	0	0	766	3647	1015	482	72	48	645	361	1337
2018	607	165	0	0	0	0	607	4254	772	403	60	40	506	257	1594
2019	464	111	0	0	0	0	464	4718	575	317	48	32	384	178	1772
2020	340	77	0	0	0	0	340	5058	416	234	35	23	281	118	1890
2021	161	37	0	0	165	0	-4	5054	198	0	0	0	-4	-1	1889
SUB	10047	3390	0	4829	165	0	5054		13437	5333	800	533	3721	1889	
REM	0	0	0	0	0	0	0		0	0	0	0	0	0	
TOT	10047	3390	0	4829	165	0	5054		13437	5333	800	533	3721	1889	

NET PRESENT VALUE (-M$-)	.0%	5.0%	10.0%	15.0%	20.0%	25.0%	30.0%
Future net revenue before tax	5054	3767	2831	2136	1609	1204	888
Federal & provincial income tax	1333	1109	942	815	715	635	570
Future net revenue after tax	3721	2658	1889	1321	894	569	318

Chapman Petroleum Engineering Ltd.

Table 4b

EVALUATION OF: Cougar Oil and Gas Canada Inc.
============= Total Proved Plus Probable Consolidation

ERGO v7.41   P2 ENERGY SOLUTIONS   TOTAL
GLOBAL : 20-JUN-2011 5396
EFF:01-JUN-2011 DISC:01-JUN-2011
RUN DATE: 7-JUL-2011 TIME: 14:35
FILE:

EVALUATED BY   -
COMPANY EVALUATED - Cougar Oil and Gas Canada Inc.
APPRAISAL FOR   -
PROJECT   - FORECAST PRICES & COSTS

TOTAL CAPITAL COSTS -   11277 -M$-
TOTAL ABANDONMENT   -   385 -M$-

Oil
STB

| | | | Pool | | Company Share | |
Year	# of Wells	Price $/STB	STB/D	Vol	Gross	Net
2011	0	.00	.0	0	0	0
2012	7	96.08	712.3	260000	260000	242823
2013	7	94.04	524.2	191338	191338	126900
2014	7	92.00	369.4	134817	134817	80890
2015	7	90.98	262.1	95659	95659	61609
2016	7	94.04	187.3	68353	68353	47011
2017	7	96.08	134.8	49184	49184	36419
2018	7	98.12	97.6	35634	35634	28085
2019	7	100.16	70.0	25560	25560	21184
2020	4	102.33	40.7	14839	14839	12478
2021	4	104.53	27.2	9943	9943	8551
2022	3	106.78	20.8	7600	7600	6690
2023	3	109.08	13.6	4973	4973	4446
2024	1	111.42	.3	101	101	91
SUB				898000	898000	677177
REM				0	0	0
TOT				898000	898000	677177

-- P/T == == COMPANY SHARE FUTURE NET REVENUE ===

| Year | Capital &Aband Costs -M$- | Future Revenue (FR) | | | | Royalties | | | | Operating Costs | | | FR After Roy&Oper -M$- | Net back $/BOE | Proc& Other Income -M$- | Cap'l Costs -M$- | Aband Costs -M$- | Future Net Rev | |
		Oil -M$-	SaleGas -M$-	Products -M$-	Total -M$-	Crown -M$-	Other -M$-	Mineral -M$-	-%-	Fixed -M$-	Variable -M$- $/BOE							Undisc -M$-	10.0% -M$-
2011	4500	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	4500	0	-4500	-4376
2012	6120	24981	0	0	24981	1650	0	0	6.6	362	2652	11.59	20316	78.14	0	6120	0	14196	12800
2013	312	17993	0	0	17993	6060	0	0	33.7	457	1991	12.79	9486	49.58	0	312	0	9174	7520
2014	345	12403	0	0	12403	4961	0	0	40.0	466	1431	14.07	5545	41.13	0	345	0	5200	3875
2015	0	8703	0	0	8703	3098	0	0	35.6	475	1035	15.79	4094	42.80	0	0	0	4094	2774
2016	0	6428	0	0	6428	2007	0	0	31.2	485	755	18.14	3181	46.54	0	0	0	3181	1959
2017	0	4726	0	0	4726	1226	0	0	26.0	495	554	21.32	2451	49.83	0	0	0	2451	1372
2018	0	3496	0	0	3496	741	0	0	21.2	505	409	25.65	1842	51.69	0	0	0	1842	937
2019	158	2560	0	0	2560	438	0	0	17.1	497	299	31.16	1325	51.86	0	0	158	1167	540
2020	0	1518	0	0	1518	242	0	0	15.9	300	177	32.16	800	53.89	0	0	0	800	336
2021	55	1039	0	0	1039	146	0	0	14.0	236	121	35.95	536	53.94	0	0	55	481	184
2022	0	812	0	0	812	97	0	0	12.0	234	94	43.23	386	50.77	0	0	0	386	134
2023	114	542	0	0	542	57	0	0	10.6	196	63	52.12	226	45.40	0	0	114	112	35
2024	58	11	0	0	11	1	0	0	10.3	5	1	57.70	4	42.22	0	0	58	-54	-15
SUB	11662	85213	0	0	85213	20725	0	0	24.3	4713	9584		50193		0	11277	385	38530	28075
REM	0	0	0	0	0	0	0	0	.0	0	0		0		0	0	0	0	0
TOT	11662	85213	0	0	85213	20725	0	0	24.3	4713	9584		50193		0	11277	385	38530	28075

=============== NET PRESENT VALUE (-M$-) ===============

Discount Rate	.0%	5.0%	10.0%	15.0%	20.0%	25.0%	30.0%
FR After Roy & Oper.	50193	43653	38629	34658	31443	28788	26556
Proc & Other Income.	0	0	0	0	0	0	0
Capital Costs	11277	10819	10407	10035	9696	9387	9103
Abandonment Costs ..	385	234	147	95	63	43	30
Future Net Revenue .	38530	32600	28075	24528	21684	19358	17424

================= COMPANY SHARE =================

	1st Year	Average	Royalties	Oper Costs	FR After Roy&Oper	Capital Costs	Future NetRev
% Interest	100.0	100.0					
% of Future Revenue.			24.3	16.8	58.9	13.2	45.2

================= PROFITABILITY =================

COMPANY SHARE BASIS	Before Tax
Rate of Return (%)	404.9
Profit Index (undisc.)	3.3
(disc. @ 10.0%) .	2.7
(disc. @ 5.0%) .	2.9
First Payout (years)	.9
Total Payout (years)	1.2
Cost of Finding ($/BOE)	12.99
NPV @ 10.0% ($/BOE)	31.26
NPV @ 5.0% ($/BOE)	36.30

Chapman Petroleum Engineering Ltd.

Table 4b

FUTURE NET REVENUE & INCOME TAX SUMMARY:

ERGO v7.41   P2 ENERGY SOLUTIONS   TOTAL
GLOBAL   : 20-JUN-2011 5396
EFF:01-JUN-2011 DISC:01-JUN-2011 PROD:01-JAN-2011
RUN DATE: 7-JUL-2011 TIME: 14:35
FILE:

```
EVALUATION BY      -
COMPANY EVALUATED - Cougar Oil and Gas Canada Inc.
APPRAISAL FOR      -
PROJECT            - FORECAST PRICES & COSTS
```

Year	FR After Roy&Oper -M$-	Crown Royalties -M$-	Min/Cap Tax -M$-	Capital Costs -M$-	Aband Costs -M$-	Admin + Oth Income/ Expense -M$-	Future Net Rev Before Tax Annual -M$-	Cum -M$-	Taxable Income Before Deduct -M$-	After Deduct -M$-	Income Tax Fed -M$-	Prov -M$-	Future Net Rev After Tax Undisc -M$-	10.0% -M$-	Cum -M$-
2011	0	0	0	4500	0	0	-4500	-4500	0	0	0	0	-4500	-4376	-4376
2012	20316	1650	0	6120	0	0	14196	9696	21966	17519	2628	1752	9816	8851	4475
2013	9486	6060	0	312	0	0	9174	18870	15546	7193	1079	719	7376	6046	10520
2014	5545	4961	0	345	0	0	5200	24070	10506	3809	571	381	4248	3165	13686
2015	4094	3098	0	0	0	0	4094	28164	7192	2840	426	284	3384	2293	15978
2016	3181	2007	0	0	0	0	3181	31346	5188	2283	342	228	2611	1608	17586
2017	2451	1226	0	0	0	0	2451	33796	3677	1807	271	181	1999	1119	18705
2018	1842	741	0	0	0	0	1842	35638	2583	1380	207	138	1497	762	19467
2019	1325	438	0	0	158	0	1167	36805	1764	835	125	84	958	443	19910
2020	800	242	0	0	0	0	800	37605	1041	561	84	56	659	277	20188
2021	536	146	0	0	55	0	481	38087	682	309	46	31	404	155	20342
2022	386	97	0	0	0	0	386	38472	483	262	39	26	320	111	20454
2023	226	57	0	0	114	0	112	38584	283	22	3	2	106	34	20487
2024	4	1	0	0	58	0	-54	38530	5	0	0	0	-54	-15	20472
SUB	50193	20725	0	11277	385	0	38530		70917	38820	5823	3882	28825	20472	
REM	0	0	0	0	0	0	0		0	0	0	0	0	0	
TOT	50193	20725	0	11277	385	0	38530		70917	38820	5823	3882	28825	20472	

NET PRESENT VALUE (-M$-)	.0%	5.0%	10.0%	15.0%	20.0%	25.0%	30.0%
Future net revenue before tax	38530	32600	28075	24528	21684	19358	17424
Federal & provincial income tax	9705	8523	7603	6868	6267	5767	5343
Future net revenue after tax	28825	24077	20472	17660	15417	13591	12080

Chapman Petroleum Engineering Ltd.

Table 4c

EVALUATION OF: Cougar Oil and Gas Canada Inc.
============== Total Proved Plus Probable Plus Possible Consolidation

ERGO v7.41 PZ ENERGY SOLUTIONS TOTAL
GLOBAL : 20-JUN-2011 5396
EFF:01-JUN-2011 DISC:01-JUN-2011
RUN DATE: 7-JUL-2011 TIME: 14:36
FILE:

EVALUATED BY -
COMPANY EVALUATED - Cougar Oil and Gas Canada Inc.
APPRAISAL FOR -
PROJECT - FORECAST PRICES & COSTS

TOTAL CAPITAL COSTS - 24432 -M$-
TOTAL ABANDONMENT - 870 -M$-

Oil MSTB

Year	# of Wells	Price $/STB	Pool STB/D	Pool Vol	Company Share Gross	Company Share Net
2011	4	96.00	299.8	64	64	61
2012	15	96.08	1307.5	477	477	436
2013	15	94.04	1244.0	454	454	319
2014	15	92.00	971.0	354	354	213
2015	15	90.98	765.0	279	279	172
2016	15	94.04	607.6	222	222	139
2017	15	96.08	486.2	177	177	115
2018	15	98.12	391.4	143	143	96
2019	15	100.16	315.6	115	115	80
2020	12	102.33	246.0	90	90	63
2021	12	104.53	198.9	73	73	53
2022	11	106.78	164.3	60	60	45
2023	11	109.08	133.6	49	49	38
2024	9	111.42	100.6	37	37	29
2025	8	113.81	83.9	31	31	25
SUB				2625	2625	1886
REM				76	76	65
TOT				2701	2701	1951

= P/T = COMPANY SHARE FUTURE NET REVENUE

Year	Capital &Aband Costs -M$-	Future Revenue (FR) Oil -M$-	SaleGas -M$-	Products -M$-	Total -M$-	Royalties Crown -M$-	Other -M$-	Mineral -M$-	-%-	Operating Costs Fixed -M$-	Variable -M$-	$/BOE	FR After Roy&Oper -M$-	Net back $/BOE	Proc& Other Income -M$-	Cap'l Costs -M$-	Aband Costs -M$-	Future Net Rev Undisc -M$-	10.0% -M$-
2011	10500	6159	0	0	6159	308	0	0	5.0	63	642	10.98	5146	80.22	0	10500	0	-5354	-5206
2012	12240	45853	0	0	45853	3927	0	0	8.6	693	4868	11.65	36365	76.20	0	12240	0	24125	21752
2013	312	42701	0	0	42701	12670	0	0	29.7	979	4724	12.56	24327	53.58	0	312	0	24015	19685
2014	1380	32607	0	0	32607	13043	0	0	40.0	999	3761	13.43	14804	41.77	0	1380	0	13424	10003
2015	0	25403	0	0	25403	9778	0	0	38.5	1019	3022	14.47	11584	41.49	0	0	0	11584	7847
2016	0	20857	0	0	20857	7756	0	0	37.2	1039	2449	15.73	9613	43.34	0	0	0	9613	5920
2017	0	17049	0	0	17049	6008	0	0	35.2	1060	1998	17.23	7983	44.99	0	0	0	7983	4469
2018	0	14017	0	0	14017	4592	0	0	32.8	1081	1641	19.05	6703	46.92	0	0	0	6703	3411
2019	158	11538	0	0	11538	3502	0	0	30.3	1085	1350	21.14	5602	48.63	0	0	158	5444	2519
2020	0	9187	0	0	9187	2693	0	0	29.3	900	1073	21.97	4521	50.36	0	0	0	4521	1902
2021	55	7588	0	0	7588	2085	0	0	27.5	848	885	23.87	3770	51.94	0	0	55	3716	1421
2022	0	6405	0	0	6405	1568	0	0	24.5	858	746	26.74	3233	53.90	0	0	0	3233	1124
2023	114	5320	0	0	5320	1155	0	0	21.7	833	619	29.76	2713	55.64	0	0	114	2599	821
2024	58	4091	0	0	4091	828	0	0	20.2	654	475	30.74	2135	58.14	0	0	58	2077	597
2025	0	3485	0	0	3485	629	0	0	18.1	662	404	34.83	1789	58.43	0	0	0	1789	467
SUB	24817	252260	0	0	252260	70541	0	0	28.0	12773	28656		140290		0	24432	385	115473	76733
REM	485	8852	0	0	8852	1274	0	0	14.4	2475	1025		4079		0	0	485	3594	784
TOT	25302	261112	0	0	261112	71815	0	0	27.5	15248	29681		144369		0	24432	870	119067	77517

NET PRESENT VALUE (-M$-)

Discount Rate	.0%	5.0%	10.0%	15.0%	20.0%	25.0%	30.0%
FR After Roy & Oper.	144369	118179	100280	87345	77569	69915	63748
Proc & Other Income.	0	0	0	0	0	0	0
Capital Costs	24432	23428	22531	21724	20994	20329	19722
Abandonment Costs ..	870	434	233	133	81	51	34
Future Net Revenue .	119067	94317	77517	65488	56495	49534	43993

COMPANY SHARE

	1st Year	Average	Royalties	Oper Costs	FR After Roy&Oper	Capital Costs	Future NetRev
% Interest	100.0	100.0					
% of Future Revenue.			27.5	17.2	55.3	9.4	45.6

PROFITABILITY

COMPANY SHARE BASIS	Before Tax
Rate of Return (%)	684.6
Profit Index (undisc.)	4.7
(disc. @ 10.0%) .	3.4
(disc. @ 5.0%) .	4.0
First Payout (years)	.8
Total Payout (years)	1.1
Cost of Finding ($/BOE)	9.37
NPV @ 10.0% ($/BOE)	28.70
NPV @ 5.0% ($/BOE)	34.92

54

Chapman Petroleum Engineering Ltd.

FUTURE NET REVENUE & INCOME TAX SUMMARY:
==

ERGO v7.41   P2 ENERGY SOLUTIONS   TOTAL
GLOBAL   : 20-JUN-2011 5396
EFF:01-JUN-2011 DISC:01-JUN-2011 PROD:01-JAN-2011
RUN DATE: 7-JUL-2011 TIME: 14:36
FILE:

EVALUATION BY   -
COMPANY EVALUATED - Cougar Oil and Gas Canada Inc.
APPRAISAL FOR   -
PROJECT   - FORECAST PRICES & COSTS

Year	FR After Roy&Oper -M$-	Crown Royalties -M$-	Min/Cap Tax -M$-	Capital Costs -M$-	Aband Costs -M$-	Admin + Oth Income/ Expense -M$-	Future Net Rev Before Tax Annual -M$-	Future Net Rev Before Tax Cum -M$-	Taxable Income Before Deduct -M$-	Taxable Income After Deduct -M$-	Income Tax Fed -M$-	Income Tax Prov -M$-	Future Net Rev After Tax Undisc -M$-	Future Net Rev After Tax 10.0% -M$-	Future Net Rev After Tax Cum -M$-
2011	5146	308	0	10500	0	0	-5354	-5354	5454	2548	420	255	-6029	-5863	-5863
2012	36365	3927	0	12240	0	0	24125	18771	40292	31103	4665	3110	16349	14741	8878
2013	24327	12670	0	312	0	0	24015	42786	36998	20050	3008	2005	19003	15576	24454
2014	14804	13043	0	1380	0	0	13424	56211	27847	11390	1709	1139	10577	7882	32336
2015	11584	9778	0	0	0	0	11584	67795	21362	9090	1363	909	9312	6308	38644
2016	9613	7756	0	0	0	0	9613	77408	17369	7825	1174	782	7657	4715	43359
2017	7983	6008	0	0	0	0	7983	85392	13991	6699	1005	670	6308	3532	46891
2018	6703	4592	0	0	0	0	6703	92094	11295	5780	867	578	5258	2676	49567
2019	5602	3502	0	0	158	0	5444	97538	9103	4780	717	478	4249	1966	51533
2020	4521	2693	0	0	0	0	4521	102059	7214	4043	607	404	3511	1477	53009
2021	3770	2085	0	0	55	0	3716	105775	5855	3371	506	337	2873	1099	54108
2022	3233	1568	0	0	0	0	3233	109008	4801	2984	448	298	2487	865	54972
2023	2713	1155	0	0	114	0	2599	111607	3868	2419	363	242	1994	630	55603
2024	2135	828	0	0	58	0	2077	113684	2962	1947	292	195	1590	457	56060
2025	1789	629	0	0	0	0	1789	115473	2418	1695	254	169	1365	357	56416
SUB	140290	70541	0	24432	385	0	115473		210831	115725	17397	11572	86503	56416	
REM	4079	1274	0	0	485	0	3594		5353	3444	517	344	2733	597	
TOT	144369	71815	0	24432	870	0	119067		216184	119168	17913	11917	89237	57013	

==

NET PRESENT VALUE (-M$-)	.0%	5.0%	10.0%	15.0%	20.0%	25.0%	30.0%
Future net revenue before tax	119067	94317	77517	65488	56495	49534	43993
Federal & provincial income tax	29830	24275	20504	17795	15759	14172	12898
Future net revenue after tax	89237	70042	57013	47692	40735	35362	31095

Chapman Petroleum Engineering Ltd.

Table 4d

EVALUATION OF: Trout, Alberta - Proved Undeveloped

ERGO v7.41 P2 ENERGY SOLUTIONS PAGE 1
GLOBAL : 20-JUN-2011 5396
EFF:01-JUN-2011 DISC:01-JUN-2011 PROD:01-APR-2012
RUN DATE: 7-JUL-2011 TIME: 9:51
FILE: OtrPU4.DAX

WELL/LOCATION - Loc.06-16-089-03 W5M (Upper Keg River)
EVALUATED BY -
COMPANY EVALUATED - Cougar Oil and Gas Canada Inc.
APPRAISAL FOR -
PROJECT - FORECAST PRICES & COSTS

TRACT FACTOR - 100.0000 %
ULT POOL RESERVES - 61000 STB
PRODUCTION TO DATE - N/A
DECLINE INDICATOR - EXPONENTIAL
TOTAL CAPITAL COSTS - 1610 -M$-
TOTAL ABANDONMENT - 55 -M$- (2021)

INTEREST

AVG WI 100.0000%

ROYALTIES/TAXES

ALBERTA (CROWN ARF,NWRR,OIL PAR=LTE,GAS PAR,DEPTH 0)

Oil STB

Year	# of Wells	Price $/STB	Pool STB/D	Pool Vol	Company Share Gross	Company Share Net
2011	0	96.00	.0	0	0	0
2012	1	96.08	41.2	11172	11172	10614
2013	1	94.04	33.7	12133	12133	8886
2014	1	92.00	26.6	9569	9569	6680
2015	1	90.98	21.0	7547	7547	5549
2016	1	94.04	16.5	5952	5952	4673
2017	1	96.08	13.0	4694	4694	3874
2018	1	98.12	10.3	3702	3702	3169
2019	1	100.16	8.1	2920	2920	2568
2020	1	102.33	6.4	2303	2303	2065
2021	1	104.53	2.8	1009	1009	915
SUB				61000	61000	48991
REM				0	0	0
TOT				61000	61000	48991

= P/T = COMPANY SHARE FUTURE NET REVENUE

Year	Capital &Aband Costs -M$-	Future Revenue (FR) Oil -M$-	SaleGas -M$-	Products -M$-	Total -M$-	Royalties Crown -M$-	Other -M$-	Mineral -M$-	-%-	Operating Costs Fixed -M$-	Variable -M$-	$/STB	FR After Roy&Oper -M$-	Net back $/STB	Proc& Other Income -M$-	Cap'l Costs -M$-	Aband Costs -M$-	Future Net Rev Undisc -M$-	10.0% -M$-
2011	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2012	1530	1073	0	0	1073	54	0	0	5.0	48	114	14.49	858	76.79	0	1530	0	-672	-606
2013	0	1141	0	0	1141	305	0	0	26.8	65	126	15.78	644	53.09	0	0	0	644	528
2014	80	880	0	0	880	266	0	0	30.2	67	102	17.57	446	46.65	0	80	0	367	273
2015	0	687	0	0	687	182	0	0	26.5	68	82	19.82	355	47.07	0	0	0	355	241
2016	0	560	0	0	560	120	0	0	21.5	69	66	22.68	304	51.16	0	0	0	304	188
2017	0	451	0	0	451	79	0	0	17.5	71	53	26.32	249	52.97	0	0	0	249	139
2018	0	363	0	0	363	52	0	0	14.4	72	43	30.96	196	53.03	0	0	0	196	100
2019	0	292	0	0	292	35	0	0	12.1	74	34	36.90	149	51.19	0	0	0	149	69
2020	0	236	0	0	236	24	0	0	10.3	75	28	44.52	109	47.26	0	0	0	109	46
2021	55	105	0	0	105	10	0	0	9.4	40	12	52.07	43	42.65	0	0	55	-12	-5
SUB	1664	5789	0	0	5789	1127	0	0	19.5	648	659		3354		0	1610	55	1690	973
REM	0	0	0	0	0	0	0	0	.0	0	0		0		0	0	0	0	0
TOT	1664	5789	0	0	5789	1127	0	0	19.5	648	659		3354		0	1610	55	1690	973

NET PRESENT VALUE (-M$-)

Discount Rate	.0%	5.0%	10.0%	15.0%	20.0%	25.0%	30.0%
FR After Roy & Oper.	3354	2829	2433	2127	1885	1690	1530
Proc & Other Income.	0	0	0	0	0	0	0
Capital Costs	1610	1519	1439	1366	1300	1241	1186
Abandonment Costs ..	55	34	21	13	9	6	4
Future Net Revenue .	1690	1276	973	747	576	444	340

COMPANY SHARE

	1st Year	Average	Royalties	Oper Costs	FR After Roy&Oper	Capital Costs	Future NetRev
% Interest	100.0	100.0					
% of Future Revenue.			19.5	22.6	57.9	27.8	29.2

PROFITABILITY

COMPANY SHARE BASIS	Before Tax
Rate of Return (%)	66.3
Profit Index (undisc.)	1.0
(disc. @ 10.0%) .	.7
(disc. @ 5.0%) .	.8
First Payout (years)	2.7
Total Payout (years)	2.9
Cost of Finding ($/BOE)	27.29
NPV @ 10.0% ($/STB)	15.95
NPV @ 5.0% ($/STB)	20.91

Table 4e

EVALUATION OF: Trout, Alberta - Proved Undeveloped

ERGO v7.41 P2 ENERGY SOLUTIONS PAGE 1
GLOBAL : 20-JUN-2011 5396
EFF:01-JUN-2011 DISC:01-JUN-2011 PROD:01-APR-2012
RUN DATE: 7-JUL-2011 TIME: 11:41
FILE: OtrPUS.DAX

WELL/LOCATION	- Loc.01-21-089-03 W5M (Upper Keg River)
EVALUATED BY	-
COMPANY EVALUATED	- Cougar Oil and Gas Canada Inc.
APPRAISAL FOR	-
PROJECT	- FORECAST PRICES & COSTS

TRACT FACTOR	- 100.0000 %
ULT POOL RESERVES	- 61000 STB
PRODUCTION TO DATE	- N/A
DECLINE INDICATOR	- EXPONENTIAL
TOTAL CAPITAL COSTS	- 1610 -M$-
TOTAL ABANDONMENT	- 55 -M$- (2021)

INTEREST

AVG WI 100.0000%

ROYALTIES/TAXES

ALBERTA (CROWN ARF,NWRR,OIL PAR=LTE,GAS PAR,DEPTH 0)

Oil STB

Year	# of Wells	Price $/STB	Pool STB/D	Pool Vol	Company Share Gross	Company Share Net
2011	0	96.00	.0	0	0	0
2012	1	96.08	41.2	11172	11172	10614
2013	1	94.04	33.7	12133	12133	8886
2014	1	92.00	26.6	9569	9569	6680
2015	1	90.98	21.0	7547	7547	5549
2016	1	94.04	16.5	5952	5952	4673
2017	1	96.08	13.0	4694	4694	3874
2018	1	98.12	10.3	3702	3702	3169
2019	1	100.16	8.1	2920	2920	2568
2020	1	102.33	6.4	2303	2303	2065
2021	1	104.53	2.8	1009	1009	915
SUB				61000	61000	48991
REM				0	0	0
TOT				61000	61000	48991

= P/T = COMPANY SHARE FUTURE NET REVENUE

Year	Capital &Aband Costs -M$-	Future Revenue (FR) Oil -M$-	SaleGas -M$-	Products -M$-	Total -M$-	Royalties Crown -M$-	Other -M$-	Mineral -M$-	-%-	Operating Costs Fixed -M$-	Variable -M$-	$/STB	FR After Roy&Oper -M$-	Net back $/STB	Proc& Other Income -M$-	Cap'l Costs -M$-	Aband Costs -M$-	Future Net Rev Undisc -M$-	10.0% -M$-
2011	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2012	1530	1073	0	0	1073	54	0	0	5.0	48	114	14.49	858	76.79	0	1530	0	-672	-606
2013	0	1141	0	0	1141	305	0	0	26.8	65	126	15.78	644	53.09	0	0	0	644	528
2014	80	880	0	0	880	266	0	0	30.2	67	102	17.57	446	46.65	0	80	0	367	273
2015	0	687	0	0	687	182	0	0	26.5	68	82	19.82	355	47.07	0	0	0	355	241
2016	0	560	0	0	560	120	0	0	21.5	69	66	22.68	304	51.16	0	0	0	304	188
2017	0	451	0	0	451	79	0	0	17.5	71	53	26.32	249	52.97	0	0	0	249	139
2018	0	363	0	0	363	52	0	0	14.4	72	43	30.96	196	53.03	0	0	0	196	100
2019	0	292	0	0	292	35	0	0	12.1	74	34	36.90	149	51.19	0	0	0	149	69
2020	0	236	0	0	236	24	0	0	10.3	75	28	44.52	109	47.26	0	0	0	109	46
2021	55	105	0	0	105	10	0	0	9.4	40	12	52.07	43	42.65	0	0	55	-12	-5
SUB	1664	5789	0	0	5789	1127	0	0	19.5	648	659		3354		0	1610	55	1690	973
REM	0	0	0	0	0	0	0	0	.0	0	0		0		0	0	0	0	0
TOT	1664	5789	0	0	5789	1127	0	0	19.5	648	659		3354		0	1610	55	1690	973

NET PRESENT VALUE (-M$-)

Discount Rate	.0%	5.0%	10.0%	15.0%	20.0%	25.0%	30.0%
FR After Roy & Oper.	3354	2829	2433	2127	1885	1690	1530
Proc & Other Income.	0	0	0	0	0	0	0
Capital Costs	1610	1519	1439	1366	1300	1241	1186
Abandonment Costs ..	55	34	21	13	9	6	4
Future Net Revenue .	1690	1276	973	747	576	444	340

COMPANY SHARE

	1st Year	Average	Royalties	Oper Costs	FR After Roy&Oper	Capital Costs	Future NetRev
% Interest	100.0	100.0					
% of Future Revenue.			19.5	22.6	57.9	27.8	29.2

PROFITABILITY

COMPANY SHARE BASIS	Before Tax
Rate of Return (%)	66.3
Profit Index (undisc.)	1.0
(disc. @ 10.0%) .	.7
(disc. @ 5.0%) .	.8
First Payout (years)	2.7
Total Payout (years)	2.9
Cost of Finding ($/BOE)	27.29
NPV @ 10.0% ($/STB)	15.95
NPV @ 5.0% ($/STB)	20.91

57

Chapman Petroleum Engineering Ltd.

Table 4f

EVALUATION OF: Trout, Alberta - Proved Undeveloped

ERGO v7.41 P2 ENERGY SOLUTIONS PAGE 1
GLOBAL : 20-JUN-2011 5396
EFF:01-JUN-2011 DISC:01-JUN-2011 PROD:01-AUG-2012
RUN DATE: 7-JUL-2011 TIME: 11:43
FILE: OtrPU6.DAX

WELL/LOCATION - Loc.04-22-089-03 W5M (U&L Keg River & Granite Wash)
EVALUATED BY -
COMPANY EVALUATED - Cougar Oil and Gas Canada Inc.
APPRAISAL FOR -
PROJECT - FORECAST PRICES & COSTS

TRACT FACTOR - 100.0000 %
ULT POOL RESERVES - 61000 STB
PRODUCTION TO DATE - N/A
DECLINE INDICATOR - EXPONENTIAL
TOTAL CAPITAL COSTS - 1610 -M$-
TOTAL ABANDONMENT - 55 -M$- (2021)

INTEREST

AVG WI 100.0000%

ROYALTIES/TAXES

ALBERTA (CROWN ARF,NWRR,OIL PAR=LTE,GAS PAR,DEPTH 0)

Oil STB

Year	# of Wells	Price $/STB	Pool STB/D	Pool Vol	Company Share Gross	Company Share Net
2011	0	96.00	.0	0	0	0
2012	1	96.08	42.8	6469	6469	6146
2013	1	94.04	36.5	13138	13138	10819
2014	1	92.00	28.8	10359	10359	7121
2015	1	90.98	22.7	8168	8168	5871
2016	1	94.04	17.9	6440	6440	4947
2017	1	96.08	14.1	5077	5077	4122
2018	1	98.12	11.1	4003	4003	3385
2019	1	100.16	8.8	3156	3156	2750
2020	1	102.33	6.9	2489	2489	2216
2021	1	104.53	4.7	1700	1700	1536
SUB				61000	61000	48912
REM				0	0	0
TOT				61000	61000	48912

= P/T = COMPANY SHARE FUTURE NET REVENUE

Year	Capital &Aband Costs -M$-	Future Revenue (FR) Oil -M$-	SaleGas -M$-	Products -M$-	Total -M$-	Royalties Crown -M$-	Other -M$-	Mineral -M$-	-%-	Operating Costs Fixed -M$-	Variable -M$-	$/STB	FR After Roy&Oper -M$-	Net back $/STB	Proc& Other Income -M$-	Cap'l Costs -M$-	Aband Costs -M$-	Future Net Rev Undisc -M$-	10.0% -M$-
2011	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2012	1530	622	0	0	622	31	0	0	5.0	27	66	14.32	498	76.95	0	1530	0	-1032	-931
2013	0	1236	0	0	1236	218	0	0	17.7	65	137	15.37	815	62.07	0	0	0	815	668
2014	80	953	0	0	953	298	0	0	31.3	67	110	17.04	479	46.21	0	80	0	399	297
2015	0	743	0	0	743	209	0	0	28.1	68	88	19.14	378	46.26	0	0	0	378	256
2016	0	606	0	0	606	140	0	0	23.2	69	71	21.80	325	50.44	0	0	0	325	200
2017	0	488	0	0	488	92	0	0	18.8	71	57	25.18	268	52.82	0	0	0	268	150
2018	0	393	0	0	393	61	0	0	15.5	72	46	29.49	214	53.47	0	0	0	214	109
2019	0	316	0	0	316	41	0	0	12.9	74	37	35.01	165	52.25	0	0	0	165	76
2020	0	255	0	0	255	28	0	0	11.0	75	30	42.08	122	49.03	0	0	0	122	51
2021	55	178	0	0	178	17	0	0	9.7	65	21	50.51	75	43.92	0	0	55	20	8
SUB	1664	5788	0	0	5788	1135	0	0	19.6	652	663		3338		0	1610	55	1674	885
REM	0	0	0	0	0	0	0	0	.0	0	0		0		0	0	0	0	0
TOT	1664	5788	0	0	5788	1135	0	0	19.6	652	663		3338		0	1610	55	1674	885

NET PRESENT VALUE (-M$-)

Discount Rate	.0%	5.0%	10.0%	15.0%	20.0%	25.0%	30.0%
FR After Roy & Oper.	3338	2769	2345	2021	1766	1563	1398
Proc & Other Income.	0	0	0	0	0	0	0
Capital Costs	1610	1519	1439	1366	1300	1241	1186
Abandonment Costs ..	55	34	21	13	9	6	4
Future Net Revenue .	1674	1216	885	641	457	317	208

COMPANY SHARE

	1st Year	Average	Royalties	Oper Costs	FR After Roy&Oper	Capital Costs	Future NetRev
% Interest	100.0	100.0					
% of Future Revenue.			19.6	22.7	57.7	27.8	28.9

PROFITABILITY

COMPANY SHARE BASIS	Before Tax
Rate of Return (%)	45.1
Profit Index (undisc.)	1.0
(disc. @ 10.0%) .	.6
(disc. @ 5.0%) .	.8
First Payout (years)	3.1
Total Payout (years)	3.3
Cost of Finding ($/BOE)	27.29
NPV @ 10.0% ($/STB)	14.51
NPV @ 5.0% ($/STB)	19.94

Chapman Petroleum Engineering Ltd.

Table 4g

EVALUATION OF: Trout, Alberta - Proved Plus Probable Undeveloped

ERGO v7.41 P2 ENERGY SOLUTIONS PAGE 1
GLOBAL : 20-JUN-2011 5396
EFF:01-JUN-2011 DISC:01-JUN-2011 PROD:01-APR-2012
RUN DATE: 7-JUL-2011 TIME: 11:46
FILE: OtrRD4.DAX

WELL/LOCATION - Loc.06-16-089-03 W5M (Upper Keg River)
EVALUATED BY -
COMPANY EVALUATED - Cougar Oil and Gas Canada Inc.
APPRAISAL FOR -
PROJECT - FORECAST PRICES & COSTS

TRACT FACTOR - 100.0000 %
ULT POOL RESERVES - 122000 STB
PRODUCTION TO DATE - N/A
DECLINE INDICATOR - EXPONENTIAL
TOTAL CAPITAL COSTS - 1610 -M$-
TOTAL ABANDONMENT - 57 -M$- (2023)

INTEREST

AVG WI 100.0000%

ROYALTIES/TAXES

ALBERTA (CROWN ARF,NWRR,OIL PAR=LTE,GAS PAR,DEPTH 0)

Oil STB

Year	# of Wells	Price $/STB	Pool STB/D	Pool Vol	Company Share Gross	Company Share Net
2011	0	96.00	.0	0	0	0
2012	1	96.08	82.0	22225	22225	21114
2013	1	94.04	66.2	23830	23830	16383
2014	1	92.00	51.4	18519	18519	11111
2015	1	90.98	40.0	14391	14391	9142
2016	1	94.04	31.1	11183	11183	7521
2017	1	96.08	24.1	8691	8691	6102
2018	1	98.12	18.8	6754	6754	5062
2019	1	100.16	14.6	5248	5248	4189
2020	1	102.33	11.3	4079	4079	3405
2021	1	104.53	8.8	3170	3170	2734
2022	1	106.78	6.8	2463	2463	2175
2023	1	109.08	4.0	1448	1448	1296
SUB				122000	122000	90234
REM				0	0	0
TOT				122000	122000	90234

= P/T = COMPANY SHARE FUTURE NET REVENUE

Year	Capital &Aband Costs -M$-	Future Revenue (FR) Oil -M$-	SaleGas -M$-	Products -M$-	Total -M$-	Royalties Crown -M$-	Other -M$-	Mineral -M$-	-%-	Operating Costs Fixed -M$-	Variable -M$-	$/STB	FR After Roy&Oper -M$-	Net back $/STB	Proc& Other Income -M$-	Cap'l Costs -M$-	Aband Costs -M$-	Future Net Rev Undisc -M$-	10.0% -M$-
2011	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2012	1530	2135	0	0	2135	107	0	0	5.0	48	227	12.36	1754	78.92	0	1530	0	224	202
2013	0	2241	0	0	2241	700	0	0	31.3	65	248	13.14	1227	51.51	0	0	0	1227	1006
2014	80	1704	0	0	1704	681	0	0	40.0	67	197	14.21	759	40.99	0	80	0	680	506
2015	0	1309	0	0	1309	478	0	0	36.5	68	156	15.54	608	42.25	0	0	0	608	412
2016	0	1052	0	0	1052	344	0	0	32.7	69	123	17.24	515	46.01	0	0	0	515	317
2017	0	835	0	0	835	249	0	0	29.8	71	98	19.39	418	48.07	0	0	0	418	234
2018	0	663	0	0	663	166	0	0	25.1	72	78	22.16	347	51.38	0	0	0	347	177
2019	0	526	0	0	526	106	0	0	20.2	74	61	25.72	285	54.22	0	0	0	285	132
2020	0	417	0	0	417	69	0	0	16.5	75	49	30.34	225	55.10	0	0	0	225	95
2021	0	331	0	0	331	46	0	0	13.8	76	39	36.32	171	53.83	0	0	0	171	65
2022	0	263	0	0	263	31	0	0	11.7	78	31	44.11	124	50.17	0	0	0	124	43
2023	57	158	0	0	158	17	0	0	10.5	58	18	52.93	65	44.75	0	0	57	8	2
SUB	1667	11634	0	0	11634	2993	0	0	25.7	821	1324		6496		0	1610	57	4830	3191
REM	0	0	0	0	0	0	0	0	.0	0	0		0		0	0	0	0	0
TOT	1667	11634	0	0	11634	2993	0	0	25.7	821	1324		6496		0	1610	57	4830	3191

NET PRESENT VALUE (-M$-)

Discount Rate	.0%	5.0%	10.0%	15.0%	20.0%	25.0%	30.0%
FR After Roy & Oper.	6496	5429	4647	4056	3594	3226	2926
Proc & Other Income.	0	0	0	0	0	0	0
Capital Costs	1610	1519	1439	1366	1300	1241	1186
Abandonment Costs ..	57	32	18	11	6	4	2
Future Net Revenue .	4830	3878	3191	2679	2288	1981	1737

COMPANY SHARE

	1st Year	Average	Royalties	Oper Costs	FR After Roy&Oper	Capital Costs	Future NetRev
% Interest	100.0	100.0					
% of Future Revenue.			25.7	18.4	55.8	13.8	41.5

PROFITABILITY

COMPANY SHARE BASIS	Before Tax
Rate of Return (%)	999.9
Profit Index (undisc.)	2.9
(disc. @ 10.0%) .	2.2
(disc. @ 5.0%) .	2.5
First Payout (years)	.6
Total Payout (years)	1.5
Cost of Finding ($/BOE)	13.66
NPV @ 10.0% ($/STB)	26.15
NPV @ 5.0% ($/STB)	31.79

59 Chapman Petroleum Engineering Ltd.

Table 4h

EVALUATION OF: Trout, Alberta - Proved Plus Probable Undeveloped

ERCO v7.41 P2 ENERGY SOLUTIONS PAGE 1
GLOBAL : 20-JUN-2011 5396
EFF:01-JUN-2011 DISC:01-JUN-2011 PROD:01-APR-2012
RUN DATE: 7-JUL-2011 TIME: 11:47
FILE: OtrRD5.DAX

WELL/LOCATION - Loc.01-21-089-03 W5M (Upper Keg River)
EVALUATED BY -
COMPANY EVALUATED - Cougar Oil and Gas Canada Inc.
APPRAISAL FOR -
PROJECT - FORECAST PRICES & COSTS

TRACT FACTOR - 100.0000 %
ULT POOL RESERVES - 122000 STB
PRODUCTION TO DATE - N/A
DECLINE INDICATOR - EXPONENTIAL
TOTAL CAPITAL COSTS - 1610 -M$-
TOTAL ABANDONMENT - 57 -M$- (2023)

INTEREST

AVG WI 100.0000%

ROYALTIES/TAXES

ALBERTA (CROWN ARF,NWRR,OIL PAR=LTE,GAS PAR,DEPTH 0)

Oil STB

Year	# of Wells	Price $/STB	Pool STB/D	Pool Vol	Company Share Gross	Company Share Net
2011	0	96.00	.0	0	0	0
2012	1	96.08	82.0	22225	22225	21114
2013	1	94.04	66.2	23830	23830	16383
2014	1	92.00	51.4	18519	18519	11111
2015	1	90.98	40.0	14391	14391	9142
2016	1	94.04	31.1	11183	11183	7521
2017	1	96.08	24.1	8691	8691	6102
2018	1	98.12	18.8	6754	6754	5062
2019	1	100.16	14.6	5248	5248	4189
2020	1	102.33	11.3	4079	4079	3405
2021	1	104.53	8.8	3170	3170	2734
2022	1	106.78	6.8	2463	2463	2175
2023	1	109.08	4.0	1448	1448	1296
SUB				122000	122000	90234
REM				0	0	0
TOT				122000	122000	90234

= P/T = COMPANY SHARE FUTURE NET REVENUE

Year	Capital &Aband Costs -M$-	Future Revenue (FR) Oil -M$-	SaleGas -M$-	Products -M$-	Total -M$-	Royalties Crown -M$-	Other -M$-	Mineral -M$-	-%-	Operating Costs Fixed -M$-	Variable -M$-	$/STB	FR After Roy&Oper -M$-	Net back $/STB	Proc& Other Income -M$-	Cap'l Costs -M$-	Aband Costs -M$-	Future Net Rev Undisc -M$-	10.0% -M$-
2011	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2012	1530	2135	0	0	2135	107	0	0	5.0	48	227	12.36	1754	78.92	0	1530	0	224	202
2013	0	2241	0	0	2241	700	0	0	31.3	65	248	13.14	1227	51.51	0	0	0	1227	1006
2014	80	1704	0	0	1704	681	0	0	40.0	67	197	14.21	759	40.99	0	80	0	680	506
2015	0	1309	0	0	1309	478	0	0	36.5	68	156	15.54	608	42.25	0	0	0	608	412
2016	0	1052	0	0	1052	344	0	0	32.7	69	123	17.24	515	46.01	0	0	0	515	317
2017	0	835	0	0	835	249	0	0	29.8	71	98	19.39	418	48.07	0	0	0	418	234
2018	0	663	0	0	663	166	0	0	25.1	72	78	22.16	347	51.38	0	0	0	347	177
2019	0	526	0	0	526	106	0	0	20.2	74	61	25.72	285	54.22	0	0	0	285	132
2020	0	417	0	0	417	69	0	0	16.5	75	49	30.34	225	55.10	0	0	0	225	95
2021	0	331	0	0	331	46	0	0	13.8	76	39	36.32	171	53.83	0	0	0	171	65
2022	0	263	0	0	263	31	0	0	11.7	78	31	44.11	124	50.17	0	0	0	124	43
2023	57	158	0	0	158	17	0	0	10.5	58	18	52.93	65	44.75	0	0	57	8	2
SUB	1667	11634	0	0	11634	2993	0	0	25.7	821	1324		6496		0	1610	57	4830	3191
REM	0	0	0	0	0	0	0	0	.0	0	0		0		0	0	0	0	0
TOT	1667	11634	0	0	11634	2993	0	0	25.7	821	1324		6496		0	1610	57	4830	3191

NET PRESENT VALUE (-M$-)

Discount Rate	.0%	5.0%	10.0%	15.0%	20.0%	25.0%	30.0%
FR After Roy & Oper.	6496	5429	4647	4056	3594	3226	2926
Proc & Other Income.	0	0	0	0	0	0	0
Capital Costs	1610	1519	1439	1366	1300	1241	1186
Abandonment Costs ..	57	32	18	11	6	4	2
Future Net Revenue .	4830	3878	3191	2679	2288	1981	1737

COMPANY SHARE

	1st Year	Average	Royalties	Oper Costs	FR After Roy&Oper	Capital Costs	Future NetRev
% Interest	100.0	100.0					
% of Future Revenue.			25.7	18.4	55.8	13.8	41.5

PROFITABILITY

COMPANY SHARE BASIS	Before Tax
Rate of Return (%)	999.9
Profit Index (undisc.)	2.9
(disc. @ 10.0%) .	2.2
(disc. @ 5.0%) .	2.5
First Payout (years)	.6
Total Payout (years)	1.5
Cost of Finding ($/BOE)	13.66
NPV @ 10.0% ($/STB)	26.15
NPV @ 5.0% ($/STB)	31.79

Chapman Petroleum Engineering Ltd.

Table 4i

EVALUATION OF: Trout, Alberta - Proved Plus Probable Undeveloped

ERGO v7.41 P2 ENERGY SOLUTIONS PAGE 1
GLOBAL : 20-JUN-2011 5396
EFF:01-JUN-2011 DISC:01-JUN-2011 PROD:01-AUG-2012
RUN DATE: 7-JUL-2011 TIME: 11:48
FILE: OtrRD6.DAX

WELL/LOCATION	- Loc.04-22-089-03 W5M (U&L Keg River & Granite Wash)
EVALUATED BY	-
COMPANY EVALUATED	- Cougar Oil and Gas Canada Inc.
APPRAISAL FOR	-
PROJECT	- FORECAST PRICES & COSTS

TRACT FACTOR	- 100.0000 %
ULT POOL RESERVES	- 122000 STB
PRODUCTION TO DATE	- N/A
DECLINE INDICATOR	- EXPONENTIAL
TOTAL CAPITAL COSTS	- 1610 -M$-
TOTAL ABANDONMENT	- 58 -M$- (2024)

INTEREST

AVG WI 100.0000%

ROYALTIES/TAXES

ALBERTA (CROWN ARF,NWRR,OIL PAR=LTE,GAS PAR,DEPTH 0)

Oil STB

Year	# of Wells	Price $/STB	Pool STB/D	Pool Vol	Company Share Gross	Company Share Net
2011	0	96.00	.0	0	0	0
2012	1	96.08	85.4	12899	12899	12254
2013	1	94.04	72.0	25931	25931	20853
2014	1	92.00	56.0	20146	20146	12088
2015	1	90.98	43.5	15652	15652	9737
2016	1	94.04	33.8	12160	12160	8019
2017	1	96.08	26.2	9447	9447	6537
2018	1	98.12	20.4	7339	7339	5351
2019	1	100.16	15.8	5702	5702	4461
2020	1	102.33	12.3	4430	4430	3644
2021	1	104.53	9.6	3442	3442	2936
2022	1	106.78	7.4	2674	2674	2341
2023	1	109.08	5.8	2077	2077	1853
2024	1	111.42	.3	101	101	91
SUB				122000	122000	90164
REM				0	0	0
TOT				122000	122000	90164

= P/T = COMPANY SHARE FUTURE NET REVENUE

Year	Capital &Aband Costs -M$-	Future Revenue (FR) Oil -M$-	SaleGas -M$-	Products -M$-	Total -M$-	Royalties Crown -M$-	Other -M$-	Mineral -M$-	-%-	Operating Costs Fixed -M$-	Variable -M$-	$/STB	FR After Roy&Oper -M$-	Net back $/STB	Proc& Other Income -M$-	Cap'l Costs -M$-	Aband Costs -M$-	Future Net Rev Undisc -M$-	10.0% -M$-
2011	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2012	1530	1239	0	0	1239	62	0	0	5.0	27	132	12.27	1019	79.01	0	1530	0	-511	-461
2013	0	2439	0	0	2439	478	0	0	19.6	65	270	12.92	1626	62.70	0	0	0	1626	1333
2014	80	1853	0	0	1853	741	0	0	40.0	67	214	13.92	832	41.28	0	80	0	752	560
2015	0	1424	0	0	1424	538	0	0	37.8	68	169	15.16	648	41.43	0	0	0	648	439
2016	0	1143	0	0	1143	389	0	0	34.1	69	134	16.74	551	45.27	0	0	0	551	339
2017	0	908	0	0	908	280	0	0	30.8	71	106	18.74	451	47.75	0	0	0	451	253
2018	0	720	0	0	720	195	0	0	27.1	72	84	21.31	369	50.23	0	0	0	369	188
2019	0	571	0	0	571	124	0	0	21.8	74	67	24.61	306	53.75	0	0	0	306	142
2020	0	453	0	0	453	80	0	0	17.7	75	53	28.88	245	55.30	0	0	0	245	103
2021	0	360	0	0	360	53	0	0	14.7	76	42	34.41	188	54.75	0	0	0	188	72
2022	0	286	0	0	286	36	0	0	12.4	78	33	41.61	139	51.88	0	0	0	139	48
2023	0	227	0	0	227	24	0	0	10.8	80	26	50.99	96	46.31	0	0	0	96	30
2024	58	11	0	0	11	1	0	0	10.3	5	1	57.70	4	42.22	0	0	58	-54	-15
SUB	1668	11634	0	0	11634	3002	0	0	25.8	826	1332		6475		0	1610	58	4807	3031
REM	0	0	0	0	0	0	0	0	.0	0	0		0		0	0	0	0	0
TOT	1668	11634	0	0	11634	3002	0	0	25.8	826	1332		6475		0	1610	58	4807	3031

NET PRESENT VALUE (-M$-)

Discount Rate	.0%	5.0%	10.0%	15.0%	20.0%	25.0%	30.0%
FR After Roy & Oper.	6475	5323	4487	3859	3373	2989	2677
Proc & Other Income.	0	0	0	0	0	0	0
Capital Costs	1610	1519	1439	1366	1300	1241	1186
Abandonment Costs ..	58	31	17	9	5	3	2
Future Net Revenue .	4807	3773	3031	2483	2067	1745	1489

COMPANY SHARE

	1st Year	Average	Royalties	Oper Costs	FR After Roy&Oper	Capital Costs	Future NetRev
% Interest	100.0	100.0					
% of Future Revenue.			25.8	18.5	55.7	13.8	41.3

PROFITABILITY

COMPANY SHARE BASIS	Before Tax
Rate of Return (%)	270.1
Profit Index (undisc.)	2.9
(disc. @ 10.0%) .	2.1
(disc. @ 5.0%) .	2.4
First Payout (years)	1.9
Total Payout (years)	2.0
Cost of Finding ($/BOE)	13.67
NPV @ 10.0% ($/STB)	24.84
NPV @ 5.0% ($/STB)	30.92

Table 4j

EVALUATION OF: Trout, Alberta - Probable Undeveloped

ERGO v7.41 P2 ENERGY SOLUTIONS PAGE 1
GLOBAL : 20-JUN-2011 5396
EFF:01-JUN-2011 DISC:01-JUN-2011 PROD:01-JAN-2012
RUN DATE: 7-JUL-2011 TIME: 11:49
FILE: OtrRE1.DAX

WELL/LOCATION - Loc.02-08-089-03 W5M (Upper Keg River)
EVALUATED BY -
COMPANY EVALUATED - Cougar Oil and Gas Canada Inc.
APPRAISAL FOR -
PROJECT - FORECAST PRICES & COSTS

TRACT FACTOR - 100.0000 %
ULT POOL RESERVES - 133000 STB
PRODUCTION TO DATE - N/A
DECLINE INDICATOR - EXPONENTIAL
TOTAL CAPITAL COSTS - 1604 -M$-
TOTAL ABANDONMENT - 53 -M$- (2019)

INTEREST

AVG WI 100.0000%

ROYALTIES/TAXES

ALBERTA (CROWN ARF,NWRR,OIL PAR=LTE,GAS PAR,DEPTH 0)

Oil STB

Year	# of Wells	Price $/STB	Pool STB/D	Pool Vol	Company Share Gross	Company Share Net
2011	0	96.00	.0	0	0	0
2012	1	96.08	150.0	54000	54000	49908
2013	1	94.04	81.2	29220	29220	17532
2014	1	92.00	52.6	18953	18953	11372
2015	1	90.98	34.1	12293	12293	8156
2016	1	94.04	22.1	7974	7974	5706
2017	1	96.08	14.4	5172	5172	4182
2018	1	98.12	9.3	3355	3355	2912
2019	1	100.16	5.6	2033	2033	1838
SUB				133000	133000	101606
REM				0	0	0
TOT				133000	133000	101606

= P/T = COMPANY SHARE FUTURE NET REVENUE

Year	Capital &Aband Costs -M$-	Future Revenue (FR) Oil -M$-	SaleGas -M$-	Products -M$-	Total -M$-	Royalties Crown -M$-	Other -M$-	Mineral -M$-	-%-	Operating Costs Fixed -M$-	Variable -M$-	$/STB	FR After Roy&Oper -M$-	Net back $/STB	Proc& Other Income -M$-	Cap'l Costs -M$-	Aband Costs -M$-	Future Net Rev Undisc -M$-	10.0% -M$-
2011	1500	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	1500	0	-1500	-1459
2012	0	5188	0	0	5188	393	0	0	7.6	64	551	11.39	4180	77.41	0	0	0	4180	3769
2013	104	2748	0	0	2748	1099	0	0	40.0	65	304	12.64	1279	43.79	0	104	0	1175	963
2014	0	1744	0	0	1744	697	0	0	40.0	67	201	14.13	778	41.07	0	0	0	778	580
2015	0	1118	0	0	1118	376	0	0	33.7	68	133	16.35	541	44.01	0	0	0	541	366
2016	0	750	0	0	750	213	0	0	28.4	69	88	19.73	379	47.57	0	0	0	379	234
2017	0	497	0	0	497	95	0	0	19.1	71	58	24.92	273	52.76	0	0	0	273	153
2018	0	329	0	0	329	43	0	0	13.2	72	39	32.97	175	52.21	0	0	0	175	89
2019	53	204	0	0	204	20	0	0	9.6	68	24	44.96	93	45.60	0	0	53	40	19
SUB	1657	12578	0	0	12578	2938	0	0	23.4	543	1398		7699		0	1604	53	6043	4715
REM	0	0	0	0	0	0	0	0	.0	0	0		0		0	0	0	0	0
TOT	1657	12578	0	0	12578	2938	0	0	23.4	543	1398		7699		0	1604	53	6043	4715

NET PRESENT VALUE (-M$-)

Discount Rate	.0%	5.0%	10.0%	15.0%	20.0%	25.0%	30.0%
FR After Roy & Oper.	7699	6918	6283	5757	5314	4935	4609
Proc & Other Income.	0	0	0	0	0	0	0
Capital Costs	1604	1573	1544	1518	1493	1470	1449
Abandonment Costs ..	53	36	24	17	12	9	6
Future Net Revenue .	6043	5310	4715	4222	3808	3456	3153

COMPANY SHARE

	1st Year	Average	Royalties	Oper Costs	FR After Roy&Oper	Capital Costs	Future NetRev
% Interest	100.0	100.0					
% of Future Revenue.			23.4	15.4	61.2	12.8	48.0

PROFITABILITY

COMPANY SHARE BASIS	Before Tax
Rate of Return (%)	302.9
Profit Index (undisc.)	3.6
(disc. @ 10.0%) .	3.0
(disc. @ 5.0%) .	3.3
First Payout (years)	.9
Total Payout (years)	1.0
Cost of Finding ($/BOE)	12.46
NPV @ 10.0% ($/STB)	35.45
NPV @ 5.0% ($/STB)	39.92

Chapman Petroleum Engineering Ltd.

Table 4k

EVALUATION OF: Trout, Alberta - Probable Undeveloped

ERGO v7.41 P2 ENERGY SOLUTIONS PAGE 1
GLOBAL : 20-JUN-2011 5396
EFF:01-JUN-2011 DISC:01-JUN-2011 PROD:01-JAN-2012
RUN DATE: 7-JUL-2011 TIME: 11:50
FILE: OtrRE15.DAX

WELL/LOCATION - Loc.12-08-089-03 W5M (Upper Keg River)
EVALUATED BY -
COMPANY EVALUATED - Cougar Oil and Gas Canada Inc.
APPRAISAL FOR -
PROJECT - FORECAST PRICES & COSTS

TRACT FACTOR - 100.0000 %
ULT POOL RESERVES - 133000 STB
PRODUCTION TO DATE - N/A
DECLINE INDICATOR - EXPONENTIAL
TOTAL CAPITAL COSTS - 1604 -M$-
TOTAL ABANDONMENT - 53 -M$- (2019)

INTEREST

AVG WI 100.0000%

ROYALTIES/TAXES

ALBERTA (CROWN ARF,NWRR,OIL PAR=LTE,GAS PAR,DEPTH 0)

			Oil STB			
			Pool		Company Share	
Year	# of Wells	Price $/STB	STB/D	Vol	Gross	Net
2011	0	96.00	.0	0	0	0
2012	1	96.08	150.0	54000	54000	49908
2013	1	94.04	81.2	29220	29220	17532
2014	1	92.00	52.6	18953	18953	11372
2015	1	90.98	34.1	12293	12293	8156
2016	1	94.04	22.1	7974	7974	5706
2017	1	96.08	14.4	5172	5172	4182
2018	1	98.12	9.3	3355	3355	2912
2019	1	100.16	5.6	2033	2033	1838
SUB				133000	133000	101606
REM				0	0	0
TOT				133000	133000	101606

= P/T = COMPANY SHARE FUTURE NET REVENUE

Year	Capital &Aband Costs -M$-	Future Revenue (FR) Oil -M$-	SaleGas -M$-	Products -M$-	Total -M$-	Royalties Crown -M$-	Other -M$-	Mineral -M$-	-%-	Operating Costs Fixed -M$-	Variable -M$-	$/STB	FR After Roy&Oper -M$-	Net back $/STB	Proc& Other Income -M$-	Cap'l Costs -M$-	Aband Costs -M$-	Future Net Rev Undisc -M$-	10.0% -M$-
2011	1500	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	1500	0	-1500	-1459
2012	0	5188	0	0	5188	393	0	0	7.6	64	551	11.39	4180	77.41	0	0	0	4180	3769
2013	104	2748	0	0	2748	1099	0	0	40.0	65	304	12.64	1279	43.79	0	104	0	1175	963
2014	0	1744	0	0	1744	697	0	0	40.0	67	201	14.13	778	41.07	0	0	0	778	580
2015	0	1118	0	0	1118	376	0	0	33.7	68	133	16.35	541	44.01	0	0	0	541	366
2016	0	750	0	0	750	213	0	0	28.4	69	88	19.73	379	47.57	0	0	0	379	234
2017	0	497	0	0	497	95	0	0	19.1	71	58	24.92	273	52.76	0	0	0	273	153
2018	0	329	0	0	329	43	0	0	13.2	72	39	32.97	175	52.21	0	0	0	175	89
2019	53	204	0	0	204	20	0	0	9.6	68	24	44.96	93	45.60	0	0	53	40	19
SUB	1657	12578	0	0	12578	2938	0	0	23.4	543	1398		7699		0	1604	53	6043	4715
REM	0	0	0	0	0	0	0	0	.0	0	0		0		0	0	0	0	0
TOT	1657	12578	0	0	12578	2938	0	0	23.4	543	1398		7699		0	1604	53	6043	4715

NET PRESENT VALUE (-M$-)

Discount Rate	.0%	5.0%	10.0%	15.0%	20.0%	25.0%	30.0%
FR After Roy & Oper.	7699	6918	6283	5757	5314	4935	4609
Proc & Other Income.	0	0	0	0	0	0	0
Capital Costs	1604	1573	1544	1518	1493	1470	1449
Abandonment Costs ..	53	36	24	17	12	9	6
Future Net Revenue .	6043	5310	4715	4222	3808	3456	3153

COMPANY SHARE

	1st Year	Average	Royalties	Oper Costs	FR After Roy&Oper	Capital Costs	Future NetRev
% Interest	100.0	100.0					
% of Future Revenue.			23.4	15.4	61.2	12.8	48.0

PROFITABILITY

COMPANY SHARE BASIS	Before Tax
Rate of Return (%)	302.9
Profit Index (undisc.)	3.6
(disc. @ 10.0%) .	3.0
(disc. @ 5.0%) .	3.3
First Payout (years)	.9
Total Payout (years)	1.0
Cost of Finding ($/BOE)	12.46
NPV @ 10.0% ($/STB)	35.45
NPV @ 5.0% ($/STB)	39.92

Chapman Petroleum Engineering Ltd.

Table 41

EVALUATION OF: Trout, Alberta - Probable Undeveloped
================

ERGO v7.41 P2 ENERGY SOLUTIONS   PAGE 1
GLOBAL : 20-JUN-2011 5396
EFF:01-JUN-2011 DISC:01-JUN-2011 PROD:01-JAN-2012
RUN DATE: 7-JUL-2011 TIME: 11:51
FILE: OtrRE3.DAX

WELL/LOCATION   - Loc.15-08-089-03 W5M (U&L Keg River and Granite Wash
EVALUATED BY   -
COMPANY EVALUATED   - Cougar Oil and Gas Canada Inc.
APPRAISAL FOR   -
PROJECT   - FORECAST PRICES & COSTS

TRACT FACTOR   -   100.0000 %
ULT POOL RESERVES   -   133000 STB
PRODUCTION TO DATE   -   N/A
DECLINE INDICATOR   -   EXPONENTIAL
TOTAL CAPITAL COSTS   -   1604 -M$-
TOTAL ABANDONMENT   -   53 -M$- (2019)

INTEREST

AVG WI 100.0000%

ROYALTIES/TAXES

ALBERTA (CROWN ARF,NWRR,OIL PAR=LTE,GAS PAR,DEPTH 0)

Oil
STB

Year	# of Wells	Price $/STB	Pool STB/D	Vol	Company Share Gross	Net
2011	0	96.00	.0	0	0	0
2012	1	96.08	150.0	54000	54000	49908
2013	1	94.04	81.2	29220	29220	17532
2014	1	92.00	52.6	18953	18953	11372
2015	1	90.98	34.1	12293	12293	8156
2016	1	94.04	22.1	7974	7974	5706
2017	1	96.08	14.4	5172	5172	4182
2018	1	98.12	9.3	3355	3355	2912
2019	1	100.16	5.6	2033	2033	1838
SUB				133000	133000	101606
REM				0	0	0
TOT				133000	133000	101606

= P/T = ================================ COMPANY SHARE FUTURE NET REVENUE ================================

Year	Capital &Aband Costs -M$-	Future Revenue (FR) Oil -M$-	SaleGas -M$-	Products -M$-	Total -M$-	Royalties Crown -M$-	Other -M$-	Mineral -M$-	-%-	Operating Costs Fixed -M$-	Variable -M$-	$/STB	FR After Roy&Oper -M$-	Net back $/STB	Proc& Other Income -M$-	Cap'l Costs -M$-	Aband Costs -M$-	Future Net Rev Undisc -M$-	10.0% -M$-
2011	1500	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	1500	0	-1500	-1459
2012	0	5188	0	0	5188	393	0	0	7.6	64	551	11.39	4180	77.41	0	0	0	4180	3769
2013	104	2748	0	0	2748	1099	0	0	40.0	65	304	12.64	1279	43.79	0	104	0	1175	963
2014	0	1744	0	0	1744	697	0	0	40.0	67	201	14.13	778	41.07	0	0	0	778	580
2015	0	1118	0	0	1118	376	0	0	33.7	68	133	16.35	541	44.01	0	0	0	541	366
2016	0	750	0	0	750	213	0	0	28.4	69	88	19.73	379	47.57	0	0	0	379	234
2017	0	497	0	0	497	95	0	0	19.1	71	58	24.92	273	52.76	0	0	0	273	153
2018	0	329	0	0	329	43	0	0	13.2	72	39	32.97	175	52.21	0	0	0	175	89
2019	53	204	0	0	204	20	0	0	9.6	68	24	44.96	93	45.60	0	0	53	40	19
SUB	1657	12578	0	0	12578	2938	0	0	23.4	543	1398		7699		0	1604	53	6043	4715
REM	0	0	0	0	0	0	0	0	.0	0	0		0		0	0	0	0	0
TOT	1657	12578	0	0	12578	2938	0	0	23.4	543	1398		7699		0	1604	53	6043	4715

============================= NET PRESENT VALUE (-M$-) =============================

Discount Rate	.0%	5.0%	10.0%	15.0%	20.0%	25.0%	30.0%
FR After Roy & Oper.	7699	6918	6283	5757	5314	4935	4609
Proc & Other Income.	0	0	0	0	0	0	0
Capital Costs	1604	1573	1544	1518	1493	1470	1449
Abandonment Costs ..	53	36	24	17	12	9	6
Future Net Revenue .	6043	5310	4715	4222	3808	3456	3153

======================== COMPANY SHARE ========================

	1st Year	Average	Royalties	Oper Costs	FR After Roy&Oper	Capital Costs	Future NetRev
% Interest	100.0	100.0					
% of Future Revenue.			23.4	15.4	61.2	12.8	48.0

======================= PROFITABILITY =======================

COMPANY SHARE BASIS	Before Tax
Rate of Return (%)	302.9
Profit Index (undisc.)	3.6
(disc. @ 10.0%) .	3.0
(disc. @ 5.0%) .	3.3
First Payout (years)	.9
Total Payout (years)	1.0
Cost of Finding ($/BOE)	12.46
NPV @ 10.0% ($/STB)	35.45
NPV @ 5.0% ($/STB)	39.92

Chapman Petroleum Engineering Ltd.

Table 4m

EVALUATION OF: Trout, Alberta - Probable Undeveloped

ERGO v7.41 P2 ENERGY SOLUTIONS PAGE 1
GLOBAL : 20-JUN-2011 5396
EFF:01-JUN-2011 DISC:01-JUN-2011 PROD:01-APR-2012
RUN DATE: 7-JUL-2011 TIME: 11:53
FILE: OtrRE14.DAX

WELL/LOCATION - Loc.13-20-089-03 W5M (Upper Keg River)
EVALUATED BY -
COMPANY EVALUATED - Cougar Oil and Gas Canada Inc.
APPRAISAL FOR -
PROJECT - FORECAST PRICES & COSTS

TRACT FACTOR - 100.0000 %
ULT POOL RESERVES - 133000 STB
PRODUCTION TO DATE - N/A
DECLINE INDICATOR - EXPONENTIAL
TOTAL CAPITAL COSTS - 1636 -M$-
TOTAL ABANDONMENT - 55 -M$- (2021)

INTEREST

AVG WI 100.0000%

ROYALTIES/TAXES

ALBERTA (CROWN ARF,NWRR,OIL PAR=LTE,GAS PAR,DEPTH 0)

Oil STB

Year	# of Wells	Price $/STB	Pool STB/D	Pool Vol	Company Share Gross	Company Share Net
2011	0	96.00	.0	0	0	0
2012	1	96.08	150.0	40650	40650	38618
2013	1	94.04	83.6	30086	30086	20684
2014	1	92.00	57.7	20775	20775	12465
2015	1	90.98	39.8	14345	14345	9122
2016	1	94.04	27.5	9905	9905	6832
2017	1	96.08	19.0	6840	6840	5132
2018	1	98.12	13.1	4723	4723	3875
2019	1	100.16	9.1	3261	3261	2829
2020	1	102.33	6.3	2252	2252	2024
2021	1	104.53	.5	162	162	148
SUB				133000	133000	101727
REM				0	0	0
TOT				133000	133000	101727

= P/T = COMPANY SHARE FUTURE NET REVENUE

Year	Capital &Aband Costs -M$-	Future Revenue (FR) Oil -M$-	SaleGas -M$-	Products -M$-	Total -M$-	Royalties Crown -M$-	Other -M$-	Mineral -M$-	-%-	Operating Costs Fixed -M$-	Variable -M$-	$/STB	FR After Roy&Oper -M$-	Net back $/STB	Proc& Other Income -M$-	Cap'l Costs -M$-	Aband Costs -M$-	Future Net Rev Undisc -M$-	10.0% -M$-
2011	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2012	1530	3906	0	0	3906	195	0	0	5.0	48	415	11.38	3248	79.90	0	1530	0	1718	1549
2013	0	2829	0	0	2829	884	0	0	31.3	65	313	12.57	1567	52.08	0	0	0	1567	1284
2014	106	1911	0	0	1911	765	0	0	40.0	67	220	13.82	860	41.38	0	106	0	754	562
2015	0	1305	0	0	1305	475	0	0	36.4	68	155	15.56	607	42.29	0	0	0	607	411
2016	0	932	0	0	932	289	0	0	31.0	69	109	18.03	464	46.82	0	0	0	464	286
2017	0	657	0	0	657	164	0	0	25.0	71	77	21.59	345	50.50	0	0	0	345	193
2018	0	463	0	0	463	83	0	0	18.0	72	54	26.75	254	53.75	0	0	0	254	129
2019	0	327	0	0	327	43	0	0	13.2	74	38	34.26	172	52.63	0	0	0	172	79
2020	0	230	0	0	230	23	0	0	10.1	75	27	45.25	105	46.71	0	0	0	105	44
2021	55	17	0	0	17	2	0	0	9.1	7	2	53.98	7	41.06	0	0	55	-48	-18
SUB	1691	12578	0	0	12578	2924	0	0	23.2	615	1411		7628		0	1636	55	5937	4519
REM	0	0	0	0	0	0	0	0	.0	0	0		0		0	0	0	0	0
TOT	1691	12578	0	0	12578	2924	0	0	23.2	615	1411		7628		0	1636	55	5937	4519

NET PRESENT VALUE (-M$-)

Discount Rate	.0%	5.0%	10.0%	15.0%	20.0%	25.0%	30.0%
FR After Roy & Oper.	7628	6717	5999	5418	4941	4541	4201
Proc & Other Income.	0	0	0	0	0	0	0
Capital Costs	1636	1542	1459	1383	1316	1254	1198
Abandonment Costs ..	55	34	21	13	9	6	4
Future Net Revenue .	5937	5142	4519	4022	3616	3281	3000

COMPANY SHARE

	1st Year	Average	Royalties	Oper Costs	FR After Roy&Oper	Capital Costs	Future NetRev
% Interest	100.0	100.0					
% of Future Revenue.			23.2	16.1	60.6	13.0	47.2

PROFITABILITY

COMPANY SHARE BASIS	Before Tax
Rate of Return (%)	999.9
Profit Index (undisc.)	3.5
(disc. @ 10.0%) .	3.1
(disc. @ 5.0%) .	3.3
First Payout (years)	.6
Total Payout (years)	1.1
Cost of Finding ($/BOE)	12.71
NPV @ 10.0% ($/STB)	33.98
NPV @ 5.0% ($/STB)	38.66

65

Chapman Petroleum Engineering Ltd.

Table 4n

EVALUATION OF: Trout, Alberta - Possible Undeveloped

ERGO v7.41 P2 ENERGY SOLUTIONS PAGE 1
GLOBAL : 20-JUN-2011 5396
EFF:01-JUN-2011 DISC:01-JUN-2011 PROD:01-AUG-2012
RUN DATE: 7-JUL-2011 TIME: 11:54
FILE: OtrPSU2.DAX

WELL/LOCATION - Loc.06-07-089-03 W5M (Upper Keg River)
EVALUATED BY -
COMPANY EVALUATED - Cougar Oil and Gas Canada Inc.
APPRAISAL FOR -
PROJECT - FORECAST PRICES & COSTS

TRACT FACTOR - 100.0000 %
ULT POOL RESERVES - 201000 STB
PRODUCTION TO DATE - N/A
DECLINE INDICATOR - EXPONENTIAL
TOTAL CAPITAL COSTS - 1716 -M$-
TOTAL ABANDONMENT - 61 -M$- (2028)

INTEREST

AVG WI 100.0000%

ROYALTIES/TAXES

ALBERTA (CROWN ARF,NWRR,OIL PAR=LTE,GAS PAR,DEPTH 0)

Oil STB

Year	# of Wells	Price $/STB	Pool STB/D	Pool Vol	Company Share Gross	Company Share Net
2011	0	96.00	.0	0	0	0
2012	1	96.08	160.0	24160	24160	22952
2013	1	94.04	90.9	32733	32733	26323
2014	1	92.00	74.9	26977	26977	16186
2015	1	90.98	61.8	22233	22233	13340
2016	1	94.04	50.9	18324	18324	10994
2017	1	96.08	41.9	15102	15102	9327
2018	1	98.12	34.6	12446	12446	8064
2019	1	100.16	28.5	10258	10258	6908
2020	1	102.33	23.5	8454	8454	5863
2021	1	104.53	19.4	6967	6967	5086
2022	1	106.78	16.0	5742	5742	4413
2023	1	109.08	13.1	4733	4733	3783
2024	1	111.42	10.8	3900	3900	3214
2025	1	113.81	8.9	3214	3214	2711
SUB				195244	195244	139163
REM				5756	5756	5002
TOT				201000	201000	144164

- P/T = COMPANY SHARE FUTURE NET REVENUE

Year	Capital &Aband Costs -M$-	Future Revenue (FR) Oil -M$-	SaleGas -M$-	Products -M$-	Total -M$-	Royalties Crown -M$-	Other -M$-	Mineral -M$-	-%-	Operating Costs Fixed -M$-	Variable -M$-	$/STB	FR After Roy&Oper -M$-	Net back $/STB	Proc& Other Income -M$-	Cap'l Costs -M$-	Aband Costs -M$-	Future Net Rev Undisc -M$-	10.0% -M$-
2011	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2012	1530	2321	0	0	2321	116	0	0	5.0	27	246	11.30	1932	79.97	0	1530	0	402	363
2013	0	3078	0	0	3078	603	0	0	19.6	65	341	12.40	2070	63.23	0	0	0	2070	1696
2014	186	2482	0	0	2482	993	0	0	40.0	67	286	13.08	1136	42.12	0	186	0	951	708
2015	0	2023	0	0	2023	809	0	0	40.0	68	241	13.88	905	40.71	0	0	0	905	613
2016	0	1723	0	0	1723	689	0	0	40.0	69	202	14.82	762	41.60	0	0	0	762	469
2017	0	1451	0	0	1451	555	0	0	38.2	71	170	15.94	655	43.40	0	0	0	655	367
2018	0	1221	0	0	1221	430	0	0	35.2	72	143	17.28	576	46.29	0	0	0	576	293
2019	0	1027	0	0	1027	336	0	0	32.7	74	120	18.88	498	48.57	0	0	0	498	230
2020	0	865	0	0	865	265	0	0	30.6	75	101	20.82	424	50.15	0	0	0	424	178
2021	0	728	0	0	728	197	0	0	27.0	76	85	23.17	370	53.13	0	0	0	370	142
2022	0	613	0	0	613	142	0	0	23.2	78	71	26.02	322	56.03	0	0	0	322	112
2023	0	516	0	0	516	104	0	0	20.1	80	60	29.50	273	57.69	0	0	0	273	86
2024	0	435	0	0	435	77	0	0	17.6	81	50	33.75	226	58.06	0	0	0	226	65
2025	0	366	0	0	366	57	0	0	15.7	83	42	38.95	183	57.04	0	0	0	183	48
SUB	1716	18850	0	0	18850	5372	0	0	28.5	985	2160		10334		0	1716	0	8618	5371
REM	61	669	0	0	669	88	0	0	13.1	210	77		294		0	0	61	233	54
TOT	1776	19519	0	0	19519	5459	0	0	28.0	1195	2237		10628		0	1716	61	8851	5425

NET PRESENT VALUE (-M$-)

Discount Rate	.0%	5.0%	10.0%	15.0%	20.0%	25.0%	30.0%
FR After Roy & Oper.	10628	8431	6955	5908	5131	4533	4060
Proc & Other Income.	0	0	0	0	0	0	0
Capital Costs	1716	1611	1518	1435	1361	1294	1233
Abandonment Costs ..	61	26	12	6	3	1	1
Future Net Revenue .	8851	6794	5425	4467	3767	3238	2826

COMPANY SHARE

	1st Year	Average	Royalties	Oper Costs	FR After Roy&Oper	Capital Costs	Future NetRev
% Interest	100.0	100.0					
% of Future Revenue.			28.0	17.6	54.4	8.8	45.3

PROFITABILITY

COMPANY SHARE BASIS	Before Tax
Rate of Return (%)	999.9
Profit Index (undisc.)	5.0
(disc. @ 10.0%) .	3.5
(disc. @ 5.0%) .	4.2
First Payout (years)	.6
Total Payout (years)	1.5
Cost of Finding ($/BOE)	8.84
NPV @ 10.0% ($/STB)	26.99
NPV @ 5.0% ($/STB)	33.80

66 **Chapman** Petroleum Engineering Ltd.

Table 4o

EVALUATION OF: Trout, Alberta - Possible Undeveloped

ERGO v7.41 P2 ENERGY SOLUTIONS	PAGE 1
GLOBAL : 20-JUN-2011 5396	
EFF:01-JUN-2011 DISC:01-JUN-2011 PROD:01-AUG-2012	
RUN DATE: 7-JUL-2011 TIME: 11:54	
FILE: OtrPSU7.DAX	

WELL/LOCATION	- Loc.02-09-089-03 W5M (U&L Keg River & Granite Wash)
EVALUATED BY	-
COMPANY EVALUATED	- Cougar Oil and Gas Canada Inc.
APPRAISAL FOR	-
PROJECT	- FORECAST PRICES & COSTS

TRACT FACTOR	- 100.0000 %
ULT POOL RESERVES	- 240000 STB
PRODUCTION TO DATE	- N/A
DECLINE INDICATOR	- EXPONENTIAL
TOTAL CAPITAL COSTS	- 1689 -M$-
TOTAL ABANDONMENT	- 61 -M$- (2030)

INTEREST

AVG WI 100.0000%

ROYALTIES/TAXES

ALBERTA (CROWN ARF,NWRR,OIL PAR=LTE,GAS PAR,DEPTH 0)

Oil STB

Year	# of Wells	Price $/STB	Pool STB/D	Pool Vol	Company Share Gross	Company Share Net
2011	0	96.00	.0	0	0	0
2012	1	96.08	170.0	25670	25670	24386
2013	1	94.04	100.8	36305	36305	29195
2014	1	92.00	84.5	30435	30435	18261
2015	1	90.98	70.9	25514	25514	15308
2016	1	94.04	59.4	21389	21389	12833
2017	1	96.08	49.8	17930	17930	10758
2018	1	98.12	41.8	15031	15031	9236
2019	1	100.16	35.0	12601	12601	8089
2020	1	102.33	29.3	10564	10564	7027
2021	1	104.53	24.6	8856	8856	6057
2022	1	106.78	20.6	7424	7424	5269
2023	1	109.08	17.3	6223	6223	4651
2024	1	111.42	14.5	5217	5217	4059
2025	1	113.81	12.1	4374	4374	3512
SUB				227532	227532	158642
REM				12468	12468	10598
TOT				240000	240000	169240

= P/T = COMPANY SHARE FUTURE NET REVENUE

Year	Capital &Aband Costs -M$-	Future Revenue (FR) Oil -M$-	SaleGas -M$-	Products -M$-	Total -M$-	Royalties Crown -M$-	Other -M$-	Mineral -M$-	-%-	Operating Costs Fixed -M$-	Variable -M$-	$/STB	FR After Roy&Oper -M$-	Net back $/STB	Proc& Other Income -M$-	Cap'l Costs -M$-	Aband Costs -M$-	Future Net Rev Undisc -M$-	10.0% -M$-
2011	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2012	1530	2466	0	0	2466	123	0	0	5.0	27	262	11.24	2055	80.04	0	1530	0	525	473
2013	0	3414	0	0	3414	669	0	0	19.6	65	378	12.20	2302	63.42	0	0	0	2302	1887
2014	159	2800	0	0	2800	1120	0	0	40.0	67	323	12.80	1290	42.40	0	159	0	1131	843
2015	0	2321	0	0	2321	929	0	0	40.0	68	276	13.49	1049	41.10	0	0	0	1049	710
2016	0	2011	0	0	2011	805	0	0	40.0	69	236	14.28	901	42.14	0	0	0	901	555
2017	0	1723	0	0	1723	689	0	0	40.0	71	202	15.20	761	42.45	0	0	0	761	426
2018	0	1475	0	0	1475	569	0	0	38.6	72	173	16.28	661	44.01	0	0	0	661	337
2019	0	1262	0	0	1262	452	0	0	35.8	74	148	17.55	589	46.75	0	0	0	589	273
2020	0	1081	0	0	1081	362	0	0	33.5	75	126	19.05	518	49.02	0	0	0	518	218
2021	0	926	0	0	926	293	0	0	31.6	76	108	20.83	449	50.67	0	0	0	449	172
2022	0	793	0	0	793	230	0	0	29.0	78	92	22.94	392	52.84	0	0	0	392	136
2023	0	679	0	0	679	172	0	0	25.3	80	79	25.47	349	56.05	0	0	0	349	110
2024	0	581	0	0	581	129	0	0	22.2	81	67	28.49	304	58.19	0	0	0	304	87
2025	0	498	0	0	498	98	0	0	19.7	83	58	32.12	259	59.26	0	0	0	259	68
SUB	1689	22030	0	0	22030	6638	0	0	30.1	985	2528		11880		0	1689	0	10190	6295
REM	61	1449	0	0	1449	217	0	0	15.0	382	168		682		0	0	61	621	133
TOT	1750	23480	0	0	23480	6855	0	0	29.2	1367	2696		12562		0	1689	61	10812	6428

NET PRESENT VALUE (-M$-)

Discount Rate	.0%	5.0%	10.0%	15.0%	20.0%	25.0%	30.0%
FR After Roy & Oper.	12562	9756	7936	6677	5760	5063	4517
Proc & Other Income.	0	0	0	0	0	0	0
Capital Costs	1689	1588	1498	1418	1346	1281	1221
Abandonment Costs ..	61	24	10	4	2	1	0
Future Net Revenue .	10812	8145	6428	5255	4412	3782	3295

COMPANY SHARE

	1st Year	Average	Royalties	Oper Costs	FR After Roy&Oper	Capital Costs	Future NetRev
% Interest	100.0	100.0					
% of Future Revenue.			29.2	17.3	53.5	7.2	46.0

PROFITABILITY

COMPANY SHARE BASIS	Before Tax
Rate of Return (%)	999.9
Profit Index (undisc.)	6.2
(disc. @ 10.0%) .	4.3
(disc. @ 5.0%) .	5.1
First Payout (years)	.6
Total Payout (years)	1.4
Cost of Finding ($/BOE)	7.29
NPV @ 10.0% ($/STB)	26.78
NPV @ 5.0% ($/STB)	33.94

Chapman Petroleum Engineering Ltd.

Table 4p

EVALUATION OF: Trout, Alberta - Possible Undeveloped

ERGO v7.41 P2 ENERGY SOLUTIONS PAGE 1
GLOBAL : 20-JUN-2011 5396
EFF:01-JUN-2011 DISC:01-JUN-2011 PROD:01-OCT-2011
RUN DATE: 7-JUL-2011 TIME: 11:55
FILE: OtrPSU8.DAX

WELL/LOCATION - Loc.03-09-089-03 W5M (U&L Keg River & Granite Wash)
EVALUATED BY -
COMPANY EVALUATED - Cougar Oil and Gas Canada Inc.
APPRAISAL FOR -
PROJECT - FORECAST PRICES & COSTS

TRACT FACTOR - 100.0000 %
ULT POOL RESERVES - 240000 STB
PRODUCTION TO DATE - N/A
DECLINE INDICATOR - EXPONENTIAL
TOTAL CAPITAL COSTS - 1606 -M$-
TOTAL ABANDONMENT - 61 -M$- (2029)

INTEREST

AVG WI 100.0000%

ROYALTIES/TAXES

ALBERTA (CROWN ARF,NWRR,OIL PAR-LTE,GAS PAR,DEPTH 0)

		Oil STB				
			Pool		Company Share	
Year	# of Wells	Price $/STB	STB/D	Vol	Gross	Net
2011	1	96.00	180.0	16380	16380	15561
2012	1	96.08	105.4	37941	37941	32725
2013	1	94.04	88.3	31784	31784	19070
2014	1	92.00	74.0	26626	26626	15975
2015	1	90.98	62.0	22305	22305	13383
2016	1	94.04	51.9	18685	18685	11211
2017	1	96.08	43.5	15652	15652	9586
2018	1	98.12	36.4	13112	13112	8378
2019	1	100.16	30.5	10984	10984	7290
2020	1	102.33	25.6	9202	9202	6289
2021	1	104.53	21.4	7708	7708	5427
2022	1	106.78	17.9	6457	6457	4801
2023	1	109.08	15.0	5409	5409	4196
2024	1	111.42	12.6	4531	4531	3634
2025	1	113.81	10.5	3796	3796	3124
SUB				230573	230573	160651
REM				9427	9427	8100
TOT				240000	240000	168750

- P/T - ======== COMPANY SHARE FUTURE NET REVENUE ========

Year	Capital &Aband Costs -M$-	Future Revenue (FR) Oil -M$-	SaleGas -M$-	Products -M$-	Total -M$-	Royalties Crown -M$-	Other -M$-	Mineral -M$-	-%-	Operating Costs Fixed -M$-	Variable -M$-	$/STB	FR After Roy&Oper -M$-	Net back $/STB	Proc& Other Income -M$-	Cap'l Costs -M$-	Aband Costs -M$-	Future Net Rev Undisc -M$-	10.0% -M$-
2011	1500	1572	0	0	1572	79	0	0	5.0	16	164	10.96	1314	80.24	0	1500	0	-186	-181
2012	0	3645	0	0	3645	501	0	0	13.7	64	387	11.89	2693	70.98	0	0	0	2693	2428
2013	0	2989	0	0	2989	1196	0	0	40.0	65	331	12.46	1397	43.97	0	0	0	1397	1145
2014	106	2450	0	0	2450	980	0	0	40.0	67	283	13.11	1121	42.09	0	106	0	1014	756
2015	0	2029	0	0	2029	812	0	0	40.0	68	241	13.87	908	40.72	0	0	0	908	615
2016	0	1757	0	0	1757	703	0	0	40.0	69	206	14.75	779	41.68	0	0	0	779	480
2017	0	1504	0	0	1504	583	0	0	38.8	71	176	15.78	674	43.07	0	0	0	674	377
2018	0	1287	0	0	1287	465	0	0	36.1	72	151	16.98	599	45.71	0	0	0	599	305
2019	0	1100	0	0	1100	370	0	0	33.6	74	129	18.41	528	48.06	0	0	0	528	244
2020	0	942	0	0	942	298	0	0	31.7	75	110	20.10	459	49.84	0	0	0	459	193
2021	0	806	0	0	806	238	0	0	29.6	76	94	22.11	397	51.48	0	0	0	397	152
2022	0	690	0	0	690	177	0	0	25.7	78	80	24.52	354	54.87	0	0	0	354	123
2023	0	590	0	0	590	132	0	0	22.4	80	69	27.39	310	57.22	0	0	0	310	98
2024	0	505	0	0	505	100	0	0	19.8	81	59	30.85	265	58.50	0	0	0	265	76
2025	0	432	0	0	432	76	0	0	17.7	83	50	35.00	223	58.67	0	0	0	223	58
SUB	1606	22297	0	0	22297	6709	0	0	30.1	1038	2529		12021		0	1606	0	10415	6871
REM	61	1096	0	0	1096	154	0	0	14.1	313	127		502		0	0	61	441	97
TOT	1667	23393	0	0	23393	6864	0	0	29.3	1351	2656		12523		0	1606	61	10856	6968

======== NET PRESENT VALUE (-M$-) ========

Discount Rate	.0%	5.0%	10.0%	15.0%	20.0%	25.0%	30.0%
FR After Roy & Oper.	12523	10103	8516	7409	6596	5974	5483
Proc & Other Income.	0	0	0	0	0	0	0
Capital Costs	1606	1570	1538	1509	1482	1458	1436
Abandonment Costs ..	61	25	11	5	2	1	1
Future Net Revenue .	10856	8508	6968	5895	5111	4515	4046

======== COMPANY SHARE ========

	1st Year	Average	Royalties	Oper Costs	FR After Roy&Oper	Capital Costs	Future NetRev
% Interest	100.0	100.0					
% of Future Revenue.			29.3	17.1	53.5	6.9	46.4

======== PROFITABILITY ========

COMPANY SHARE BASIS	Before Tax
Rate of Return (%)	999.9
Profit Index (undisc.)	6.5
(disc. @ 10.0%) .	4.5
(disc. @ 5.0%) .	5.3
First Payout (years)	.7
Total Payout (years)	.7
Cost of Finding ($/BOE)	6.94
NPV @ 10.0% ($/STB)	29.03
NPV @ 5.0% ($/STB)	35.45

Chapman Petroleum Engineering Ltd.

Table 4q

EVALUATION OF: Trout, Alberta - Possible Undeveloped

ERGO v7.41 P2 ENERGY SOLUTIONS PAGE 1
GLOBAL : 20-JUN-2011 5396
EFF:01-JUN-2011 DISC:01-JUN-2011 PROD:01-NOV-2012
RUN DATE: 7-JUL-2011 TIME: 11:56
FILE: OtrPSU9.DAX

WELL/LOCATION - Loc.11-09-089-03 W5M (Upper Keg River)
EVALUATED BY -
COMPANY EVALUATED - Cougar Oil and Gas Canada Inc.
APPRAISAL FOR -
PROJECT - FORECAST PRICES & COSTS

TRACT FACTOR - 100.0000 %
ULT POOL RESERVES - 240000 STB
PRODUCTION TO DATE - N/A
DECLINE INDICATOR - EXPONENTIAL
TOTAL CAPITAL COSTS - 1716 -M$-
TOTAL ABANDONMENT - 61 -M$- (2031)

INTEREST

AVG WI 100.0000%

ROYALTIES/TAXES

ALBERTA (CROWN ARF,NWRR,OIL PAR-LTE,GAS PAR,DEPTH 0)

Oil STB

Year	# of Wells	Price $/STB	Pool STB/D	Pool Vol	Company Share Gross	Company Share Net
2011	0	96.00	.0	0	0	0
2012	1	96.08	180.0	10800	10800	10260
2013	1	94.04	105.6	38021	38021	33902
2014	1	92.00	88.9	31988	31988	19193
2015	1	90.98	74.8	26913	26913	16148
2016	1	94.04	62.9	22642	22642	13585
2017	1	96.08	52.9	19050	19050	11430
2018	1	98.12	44.5	16027	16027	9698
2019	1	100.16	37.5	13484	13484	8496
2020	1	102.33	31.5	11344	11344	7427
2021	1	104.53	26.5	9544	9544	6440
2022	1	106.78	22.3	8030	8030	5547
2023	1	109.08	18.8	6756	6756	4923
2024	1	111.42	15.8	5684	5684	4330
2025	1	113.81	13.3	4782	4782	3771
SUB				225065	225065	155150
REM				14935	14935	12596
TOT				240000	240000	167746

= P/T = COMPANY SHARE FUTURE NET REVENUE

Year	Capital &Aband Costs -M$-	Future Revenue (FR) Oil -M$-	SaleGas -M$-	Products -M$-	Total -M$-	Royalties Crown -M$-	Other -M$-	Mineral -M$-	-%-	Operating Costs Fixed -M$-	Variable -M$-	$/STB	FR After Roy&Oper -M$-	Net back $/STB	Proc& Other Income -M$-	Cap'l Costs -M$-	Aband Costs -M$-	Future Net Rev Undisc -M$-	10.0% -M$-
2011	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2012	1530	1038	0	0	1038	52	0	0	5.0	11	110	11.18	865	80.09	0	1530	0	-665	-600
2013	0	3575	0	0	3575	387	0	0	10.8	65	396	12.12	2727	71.73	0	0	0	2727	2236
2014	186	2943	0	0	2943	1177	0	0	40.0	67	339	12.69	1360	42.51	0	186	0	1174	875
2015	0	2449	0	0	2449	979	0	0	40.0	68	291	13.35	1110	41.24	0	0	0	1110	752
2016	0	2129	0	0	2129	852	0	0	40.0	69	250	14.10	958	42.32	0	0	0	958	590
2017	0	1830	0	0	1830	732	0	0	40.0	71	215	14.97	813	42.68	0	0	0	813	455
2018	0	1573	0	0	1573	621	0	0	39.5	72	184	15.98	695	43.39	0	0	0	695	354
2019	0	1351	0	0	1351	500	0	0	37.0	74	158	17.17	619	45.94	0	0	0	619	287
2020	0	1161	0	0	1161	401	0	0	34.5	75	136	18.56	549	48.44	0	0	0	549	231
2021	0	998	0	0	998	325	0	0	32.5	76	116	20.20	480	50.33	0	0	0	480	184
2022	0	857	0	0	857	265	0	0	30.9	78	100	22.15	414	51.62	0	0	0	414	144
2023	0	737	0	0	737	200	0	0	27.1	80	86	24.46	372	55.03	0	0	0	372	117
2024	0	633	0	0	633	151	0	0	23.8	81	74	27.22	328	57.65	0	0	0	328	94
2025	0	544	0	0	544	115	0	0	21.1	83	63	30.51	283	59.25	0	0	0	283	74
SUB	1716	21818	0	0	21818	6757	0	0	31.0	969	2517		11575		0	1716	0	9859	5793
REM	61	1736	0	0	1736	272	0	0	15.7	435	201		829		0	0	61	768	161
TOT	1776	23554	0	0	23554	7028	0	0	29.8	1404	2718		12404		0	1716	61	10627	5954

NET PRESENT VALUE (-M$-)

Discount Rate	.0%	5.0%	10.0%	15.0%	20.0%	25.0%	30.0%
FR After Roy & Oper.	12404	9401	7481	6170	5225	4516	3964
Proc & Other Income.	0	0	0	0	0	0	0
Capital Costs	1716	1611	1518	1435	1361	1294	1233
Abandonment Costs ..	61	23	9	4	2	1	0
Future Net Revenue .	10627	7768	5954	4731	3863	3221	2731

PROFITABILITY

COMPANY SHARE BASIS	Before Tax
Rate of Return (%)	358.4
Profit Index (undisc.)	6.0
(disc. @ 10.0%) .	3.9
(disc. @ 5.0%) .	4.8
First Payout (years)	1.8
Total Payout (years)	1.9
Cost of Finding ($/BOE)	7.40
NPV @ 10.0% ($/STB)	24.81
NPV @ 5.0% ($/STB)	32.37

COMPANY SHARE

	1st Year	Average	Royalties	Oper Costs	FR After Roy&Oper	Capital Costs	Future NetRev
% Interest	100.0	100.0					
% of Future Revenue.			29.8	17.5	52.7	7.3	45.1

Chapman Petroleum Engineering Ltd.

Table 4r

EVALUATION OF: Trout, Alberta - Possible Undeveloped

ERGO v7.41 P2 ENERGY SOLUTIONS PAGE 1
GLOBAL : 20-JUN-2011 5396
EFF:01-JUN-2011 DISC:01-JUN-2011 PROD:01-OCT-2011
RUN DATE: 7-JUL-2011 TIME: 11:57
FILE: OtrPSU10.DAX

WELL/LOCATION - Loc.15-09-089-03 W5M (Upper Keg River)
EVALUATED BY -
COMPANY EVALUATED - Cougar Oil and Gas Canada Inc.
APPRAISAL FOR -
PROJECT - FORECAST PRICES & COSTS

TRACT FACTOR - 100.0000 %
ULT POOL RESERVES - 240000 STB
PRODUCTION TO DATE - N/A
DECLINE INDICATOR - EXPONENTIAL
TOTAL CAPITAL COSTS - 1606 -M$-
TOTAL ABANDONMENT - 61 -M$- (2029)

INTEREST

AVG WI 100.0000%

ROYALTIES/TAXES

ALBERTA (CROWN ARF,NWRR,OIL PAR=LTE,GAS PAR,DEPTH 0)

Oil STB

Year	# of Wells	Price $/STB	Pool STB/D	Pool Vol	Company Share Gross	Company Share Net
2011	1	96.00	180.0	16380	16380	15561
2012	1	96.08	105.4	37941	37941	32725
2013	1	94.04	88.3	31784	31784	19070
2014	1	92.00	74.0	26626	26626	15975
2015	1	90.98	62.0	22305	22305	13383
2016	1	94.04	51.9	18685	18685	11211
2017	1	96.08	43.5	15652	15652	9586
2018	1	98.12	36.4	13112	13112	8378
2019	1	100.16	30.5	10984	10984	7290
2020	1	102.33	25.6	9202	9202	6289
2021	1	104.53	21.4	7708	7708	5427
2022	1	106.78	17.9	6457	6457	4801
2023	1	109.08	15.0	5409	5409	4196
2024	1	111.42	12.6	4531	4531	3634
2025	1	113.81	10.5	3796	3796	3124
SUB				230573	230573	160651
REM				9427	9427	8100
TOT				240000	240000	168750

= P/T = COMPANY SHARE FUTURE NET REVENUE

Year	Capital &Aband Costs -M$-	Future Revenue (FR) Oil -M$-	SaleGas -M$-	Products -M$-	Total -M$-	Royalties Crown -M$-	Other -M$-	Mineral -M$-	-%-	Operating Costs Fixed -M$-	Variable -M$-	$/STB	FR After Roy&Oper -M$-	Net back $/STB	Proc& Other Income -M$-	Cap'l Costs -M$-	Aband Costs -M$-	Future Net Rev Undisc -M$-	10.0% -M$-
2011	1500	1572	0	0	1572	79	0	0	5.0	16	164	10.96	1314	80.24	0	1500	0	-186	-181
2012	0	3645	0	0	3645	501	0	0	13.7	64	387	11.89	2693	70.98	0	0	0	2693	2428
2013	0	2989	0	0	2989	1196	0	0	40.0	65	331	12.46	1397	43.97	0	0	0	1397	1145
2014	106	2450	0	0	2450	980	0	0	40.0	67	283	13.11	1121	42.09	0	106	0	1014	756
2015	0	2029	0	0	2029	812	0	0	40.0	68	241	13.87	908	40.72	0	0	0	908	615
2016	0	1757	0	0	1757	703	0	0	40.0	69	206	14.75	779	41.68	0	0	0	779	480
2017	0	1504	0	0	1504	583	0	0	38.8	71	176	15.78	674	43.07	0	0	0	674	377
2018	0	1287	0	0	1287	465	0	0	36.1	72	151	16.98	599	45.71	0	0	0	599	305
2019	0	1100	0	0	1100	370	0	0	33.6	74	129	18.41	528	48.06	0	0	0	528	244
2020	0	942	0	0	942	298	0	0	31.7	75	110	20.10	459	49.84	0	0	0	459	193
2021	0	806	0	0	806	238	0	0	29.6	76	94	22.11	397	51.48	0	0	0	397	152
2022	0	690	0	0	690	177	0	0	25.7	78	80	24.52	354	54.87	0	0	0	354	123
2023	0	590	0	0	590	132	0	0	22.4	80	69	27.39	310	57.22	0	0	0	310	98
2024	0	505	0	0	505	100	0	0	19.8	81	59	30.85	265	58.50	0	0	0	265	76
2025	0	432	0	0	432	76	0	0	17.7	83	50	35.00	223	58.67	0	0	0	223	58
SUB	1606	22297	0	0	22297	6709	0	0	30.1	1038	2529		12021		0	1606	0	10415	6871
REM	61	1096	0	0	1096	154	0	0	14.1	313	127		502		0	0	61	441	97
TOT	1667	23393	0	0	23393	6864	0	0	29.3	1351	2656		12523		0	1606	61	10856	6968

NET PRESENT VALUE (-M$-)

Discount Rate	.0%	5.0%	10.0%	15.0%	20.0%	25.0%	30.0%
FR After Roy & Oper.	12523	10103	8516	7409	6596	5974	5483
Proc & Other Income.	0	0	0	0	0	0	0
Capital Costs	1606	1570	1538	1509	1482	1458	1436
Abandonment Costs ..	61	25	11	5	2	1	1
Future Net Revenue .	10856	8508	6968	5895	5111	4515	4046

COMPANY SHARE

	1st Year	Average	Royalties	Oper Costs	FR After Roy&Oper	Capital Costs	Future NetRev
% Interest	100.0	100.0					
% of Future Revenue.			29.3	17.1	53.5	6.9	46.4

PROFITABILITY

COMPANY SHARE BASIS	Before Tax
Rate of Return (%)	999.9
Profit Index (undisc.)	6.5
(disc. @ 10.0%) .	4.5
(disc. @ 5.0%) .	5.3
First Payout (years)	.7
Total Payout (years)	.7
Cost of Finding ($/BOE)	6.94
NPV @ 10.0% ($/STB)	29.03
NPV @ 5.0% ($/STB)	35.45

Chapman Petroleum Engineering Ltd.

Table 4s

EVALUATION OF: Trout, Alberta - Possible Undeveloped

ERGO v7.41 PZ ENERGY SOLUTIONS PAGE 1
GLOBAL : 20-JUN-2011 5396
EFF:01-JUN-2011 DISC:01-JUN-2011 PROD:01-OCT-2011
RUN DATE: 7-JUL-2011 TIME: 11:57
FILE: OtrPSU11.DAX

WELL/LOCATION - Loc.03-18-089-03 W5M (U&L Keg River & Granite Wash)
EVALUATED BY -
COMPANY EVALUATED - Cougar Oil and Gas Canada Inc.
APPRAISAL FOR -
PROJECT - FORECAST PRICES & COSTS

TRACT FACTOR - 100.0000 %
ULT POOL RESERVES - 240000 STB
PRODUCTION TO DATE - N/A
DECLINE INDICATOR - EXPONENTIAL
TOTAL CAPITAL COSTS - 1606 -M$-
TOTAL ABANDONMENT - 61 -M$- (2029)

INTEREST

AVG WI 100.0000%

ROYALTIES/TAXES

ALBERTA (CROWN ARF,NWRR,OIL PAR-LTE,GAS PAR,DEPTH 0)

Oil STB

Year	# of Wells	Price $/STB	Pool STB/D	Pool Vol	Company Share Gross	Company Share Net
2011	1	96.00	180.0	16380	16380	15561
2012	1	96.08	105.4	37941	37941	32725
2013	1	94.04	88.3	31784	31784	19070
2014	1	92.00	74.0	26626	26626	15975
2015	1	90.98	62.0	22305	22305	13383
2016	1	94.04	51.9	18685	18685	11211
2017	1	96.08	43.5	15652	15652	9586
2018	1	98.12	36.4	13112	13112	8378
2019	1	100.16	30.5	10984	10984	7290
2020	1	102.33	25.6	9202	9202	6289
2021	1	104.53	21.4	7708	7708	5427
2022	1	106.78	17.9	6457	6457	4801
2023	1	109.08	15.0	5409	5409	4196
2024	1	111.42	12.6	4531	4531	3634
2025	1	113.81	10.5	3796	3796	3124
SUB				230573	230573	160651
REM				9427	9427	8100
TOT				240000	240000	168750

- P/T - COMPANY SHARE FUTURE NET REVENUE

Year	Capital &Aband Costs -M$-	Future Revenue (FR) Oil -M$-	SaleGas -M$-	Products -M$-	Total -M$-	Royalties Crown -M$-	Other -M$-	Mineral -M$-	-%-	Operating Costs Fixed -M$-	Variable -M$-	$/STB	FR After Roy&Oper -M$-	Net back $/STB	Proc& Other Income -M$-	Cap'l Costs -M$-	Aband Costs -M$-	Future Net Rev Undisc -M$-	10.0% -M$-
2011	1500	1572	0	0	1572	79	0	0	5.0	16	164	10.96	1314	80.24	0	1500	0	-186	-181
2012	0	3645	0	0	3645	501	0	0	13.7	64	387	11.89	2693	70.98	0	0	0	2693	2428
2013	0	2989	0	0	2989	1196	0	0	40.0	65	331	12.46	1397	43.97	0	0	0	1397	1145
2014	106	2450	0	0	2450	980	0	0	40.0	67	283	13.11	1121	42.09	0	106	0	1014	756
2015	0	2029	0	0	2029	812	0	0	40.0	68	241	13.87	908	40.72	0	0	0	908	615
2016	0	1757	0	0	1757	703	0	0	40.0	69	206	14.75	779	41.68	0	0	0	779	480
2017	0	1504	0	0	1504	583	0	0	38.8	71	176	15.78	674	43.07	0	0	0	674	377
2018	0	1287	0	0	1287	465	0	0	36.1	72	151	16.98	599	45.71	0	0	0	599	305
2019	0	1100	0	0	1100	370	0	0	33.6	74	129	18.41	528	48.06	0	0	0	528	244
2020	0	942	0	0	942	298	0	0	31.7	75	110	20.10	459	49.84	0	0	0	459	193
2021	0	806	0	0	806	238	0	0	29.6	76	94	22.11	397	51.48	0	0	0	397	152
2022	0	690	0	0	690	177	0	0	25.7	78	80	24.52	354	54.87	0	0	0	354	123
2023	0	590	0	0	590	132	0	0	22.4	80	69	27.39	310	57.22	0	0	0	310	98
2024	0	505	0	0	505	100	0	0	19.8	81	59	30.85	265	58.50	0	0	0	265	76
2025	0	432	0	0	432	76	0	0	17.7	83	50	35.00	223	58.67	0	0	0	223	58
SUB	1606	22297	0	0	22297	6709	0	0	30.1	1038	2529		12021		0	1606	0	10415	6871
REM	61	1096	0	0	1096	154	0	0	14.1	313	127		502		0	0	61	441	97
TOT	1667	23393	0	0	23393	6864	0	0	29.3	1351	2656		12523		0	1606	61	10856	6968

NET PRESENT VALUE (-M$-)

Discount Rate	.0%	5.0%	10.0%	15.0%	20.0%	25.0%	30.0%
FR After Roy & Oper.	12523	10103	8516	7409	6596	5974	5483
Proc & Other Income.	0	0	0	0	0	0	0
Capital Costs	1606	1570	1538	1509	1482	1458	1436
Abandonment Costs ..	61	25	11	5	2	1	1
Future Net Revenue .	10856	8508	6968	5895	5111	4515	4046

COMPANY SHARE

	1st Year	Average	Royalties	Oper Costs	FR After Roy&Oper	Capital Costs	Future NetRev
% Interest	100.0	100.0					
% of Future Revenue.			29.3	17.1	53.5	6.9	46.4

PROFITABILITY

COMPANY SHARE BASIS	Before Tax
Rate of Return (%)	999.9
Profit Index (undisc.)	6.5
(disc. @ 10.0%) .	4.5
(disc. @ 5.0%) .	5.3
First Payout (years)	.7
Total Payout (years)	.7
Cost of Finding ($/BOE)	6.94
NPV @ 10.0% ($/STB)	29.03
NPV @ 5.0% ($/STB)	35.45

Chapman Petroleum Engineering Ltd.

Table 4t

EVALUATION OF: Trout, Alberta - Possible Undeveloped

ERGO v7.41 P2 ENERGY SOLUTIONS PAGE 1
GLOBAL : 20-JUN-2011 5396
EFF:01-JUN-2011 DISC:01-JUN-2011 PROD:01-OCT-2011
RUN DATE: 7-JUL-2011 TIME: 13:11
FILE: OtrPSU12.DAX

WELL/LOCATION - Loc.03-19-089-03 W5M (Upper Keg River)
EVALUATED BY -
COMPANY EVALUATED - Cougar Oil and Gas Canada Inc.
APPRAISAL FOR -
PROJECT - FORECAST PRICES & COSTS

TRACT FACTOR - 100.0000 %
ULT POOL RESERVES - 201000 STB
PRODUCTION TO DATE - N/A
DECLINE INDICATOR - EXPONENTIAL
TOTAL CAPITAL COSTS - 1580 -M$-
TOTAL ABANDONMENT - 61 -M$- (2028)

INTEREST

AVG WI 100.0000%

ROYALTIES/TAXES

ALBERTA (CROWN ARF,NWRR,OIL PAR=LTE,GAS PAR,DEPTH 0)

Oil STB

Year	# of Wells	Price $/STB	Pool STB/D	Pool Vol	Company Share Gross	Company Share Net
2011	1	96.00	165.0	15015	15015	14264
2012	1	96.08	91.3	32884	32884	28362
2013	1	94.04	76.0	27361	27361	16416
2014	1	92.00	63.2	22765	22765	13659
2015	1	90.98	52.6	18941	18941	11365
2016	1	94.04	43.8	15760	15760	9697
2017	1	96.08	36.4	13113	13113	8429
2018	1	98.12	30.3	10910	10910	7293
2019	1	100.16	25.2	9078	9078	6257
2020	1	102.33	21.0	7553	7553	5390
2021	1	104.53	17.5	6284	6284	4737
2022	1	106.78	14.5	5229	5229	4112
2023	1	109.08	12.1	4350	4350	3535
2024	1	111.42	10.1	3620	3620	3018
2025	1	113.81	8.4	3012	3012	2561
SUB				195873	195873	139095
REM				5127	5127	4470
TOT				201000	201000	143566

= P/T = COMPANY SHARE FUTURE NET REVENUE

Year	Capital &Aband Costs -M$-	Future Revenue (FR) Oil -M$-	SaleGas -M$-	Products -M$-	Total -M$-	Royalties Crown -M$-	Other -M$-	Mineral -M$-	-%-	Operating Costs Fixed -M$-	Variable -M$-	$/STB	FR After Roy&Oper -M$-	Net back $/STB	Proc& Other Income -M$-	Cap'l Costs -M$-	Aband Costs -M$-	Future Net Rev Undisc -M$-	10.0% -M$-
2011	1500	1441	0	0	1441	72	0	0	5.0	16	150	11.05	1203	80.15	0	1500	0	-297	-288
2012	0	3159	0	0	3159	434	0	0	13.8	64	335	12.15	2326	70.72	0	0	0	2326	2097
2013	0	2573	0	0	2573	1029	0	0	40.0	65	285	12.79	1194	43.63	0	0	0	1194	979
2014	80	2094	0	0	2094	838	0	0	40.0	67	242	13.54	948	41.66	0	80	0	869	647
2015	0	1723	0	0	1723	689	0	0	40.0	68	205	14.41	761	40.18	0	0	0	761	516
2016	0	1482	0	0	1482	570	0	0	38.5	69	174	15.44	669	42.43	0	0	0	669	412
2017	0	1260	0	0	1260	450	0	0	35.7	71	148	16.65	591	45.11	0	0	0	591	331
2018	0	1070	0	0	1070	355	0	0	33.1	72	125	18.09	518	47.50	0	0	0	518	264
2019	0	909	0	0	909	283	0	0	31.1	74	106	19.82	447	49.22	0	0	0	447	207
2020	0	773	0	0	773	221	0	0	28.6	75	90	21.88	386	51.15	0	0	0	386	162
2021	0	657	0	0	657	162	0	0	24.6	76	77	24.36	342	54.43	0	0	0	342	131
2022	0	558	0	0	558	119	0	0	21.4	78	65	27.35	296	56.61	0	0	0	296	103
2023	0	475	0	0	475	89	0	0	18.7	80	55	30.97	251	57.67	0	0	0	251	79
2024	0	403	0	0	403	67	0	0	16.6	81	47	35.36	208	57.54	0	0	0	208	60
2025	0	343	0	0	343	51	0	0	15.0	83	40	40.68	169	56.11	0	0	0	169	44
SUB	1580	18922	0	0	18922	5430	0	0	28.7	1038	2144		10310		0	1580	0	8731	5743
REM	61	596	0	0	596	76	0	0	12.8	193	69		257		0	0	61	197	46
TOT	1640	19518	0	0	19518	5506	0	0	28.2	1231	2213		10567		0	1580	61	8927	5789

NET PRESENT VALUE (-M$-)

Discount Rate	.0%	5.0%	10.0%	15.0%	20.0%	25.0%	30.0%
FR After Roy & Oper.	10567	8622	7319	6396	5713	5186	4768
Proc & Other Income.	0	0	0	0	0	0	0
Capital Costs	1580	1547	1518	1491	1467	1445	1424
Abandonment Costs ..	61	26	12	6	3	1	1
Future Net Revenue .	8927	7049	5789	4899	4243	3740	3343

COMPANY SHARE

	1st Year	Average	Royalties	Oper Costs	FR After Roy&Oper	Capital Costs	Future NetRev
% Interest	100.0	100.0					
% of Future Revenue.			28.2	17.6	54.1	8.1	45.7

PROFITABILITY

COMPANY SHARE BASIS	Before Tax
Rate of Return (%)	999.9
Profit Index (undisc.)	5.4
(disc. @ 10.0%) .	3.8
(disc. @ 5.0%) .	4.5
First Payout (years)	.7
Total Payout (years)	.8
Cost of Finding ($/BOE)	8.16
NPV @ 10.0% ($/STB)	28.80
NPV @ 5.0% ($/STB)	35.07

72 Chapman Petroleum Engineering Ltd.

Table 4u

EVALUATION OF: Trout, Alberta - Possible Undeveloped

ERGO v7.41 P2 ENERGY SOLUTIONS PAGE 1
GLOBAL : 20-JUN-2011 5396
EFF:01-JUN-2011 DISC:01-JUN-2011 PROD:01-NOV-2012
RUN DATE: 7-JUL-2011 TIME: 13:13
FILE: OtrPSU13.DAX

WELL/LOCATION - Loc.06-19-089-03 W5M (Upper Keg River)
EVALUATED BY -
COMPANY EVALUATED - Cougar Oil and Gas Canada Inc.
APPRAISAL FOR -
PROJECT - FORECAST PRICES & COSTS

TRACT FACTOR - 100.0000 %
ULT POOL RESERVES - 201000 STB
PRODUCTION TO DATE - N/A
DECLINE INDICATOR - EXPONENTIAL
TOTAL CAPITAL COSTS - 1636 -M$-
TOTAL ABANDONMENT - 61 -M$- (2029)

INTEREST

AVG WI 100.0000%

ROYALTIES/TAXES

ALBERTA (CROWN ARF,NWRR,OIL PAR=LTE,GAS PAR,DEPTH 0)

Oil STB

Year	# of Wells	Price $/STB	Pool STB/D	Pool Vol	Company Share Gross	Company Share Net
2011	0	96.00	.0	0	0	0
2012	1	96.08	165.0	9900	9900	9405
2013	1	94.04	91.6	32963	32963	29392
2014	1	92.00	76.6	27561	27561	16537
2015	1	90.98	64.0	23045	23045	13827
2016	1	94.04	53.5	19269	19269	11561
2017	1	96.08	44.8	16111	16111	9798
2018	1	98.12	37.4	13471	13471	8542
2019	1	100.16	31.3	11264	11264	7433
2020	1	102.33	26.2	9418	9418	6410
2021	1	104.53	21.9	7875	7875	5499
2022	1	106.78	18.3	6585	6585	4866
2023	1	109.08	15.3	5506	5506	4252
2024	1	111.42	12.8	4603	4603	3680
2025	1	113.81	10.7	3849	3849	3161
SUB				191420	191420	134363
REM				9580	9580	8224
TOT				201000	201000	142587

= P/T = COMPANY SHARE FUTURE NET REVENUE

Year	Capital &Aband Costs -M$-	Future Revenue (FR) Oil -M$-	SaleGas -M$-	Products -M$-	Total -M$-	Royalties Crown -M$-	Other -M$-	Mineral -M$-	-%-	Operating Costs Fixed -M$-	Variable -M$-	$/STB	FR After Roy&Oper -M$-	Net back $/STB	Proc& Other Income -M$-	Cap'l Costs -M$-	Aband Costs -M$-	Future Net Rev Undisc -M$-	10.0% -M$-
2011	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2012	1530	951	0	0	951	48	0	0	5.0	11	101	11.27	792	80.00	0	1530	0	-738	-665
2013	0	3100	0	0	3100	336	0	0	10.8	65	343	12.38	2356	71.47	0	0	0	2356	1931
2014	106	2536	0	0	2536	1014	0	0	40.0	67	292	13.03	1162	42.17	0	106	0	1056	787
2015	0	2097	0	0	2097	839	0	0	40.0	68	249	13.77	941	40.82	0	0	0	941	637
2016	0	1812	0	0	1812	725	0	0	40.0	69	213	14.64	805	41.79	0	0	0	805	496
2017	0	1548	0	0	1548	607	0	0	39.2	71	181	15.65	689	42.78	0	0	0	689	386
2018	0	1322	0	0	1322	484	0	0	36.6	72	155	16.84	611	45.38	0	0	0	611	311
2019	0	1128	0	0	1128	384	0	0	34.0	74	132	18.24	539	47.85	0	0	0	539	249
2020	0	964	0	0	964	308	0	0	31.9	75	113	19.91	468	49.73	0	0	0	468	197
2021	0	823	0	0	823	248	0	0	30.2	76	96	21.90	402	51.09	0	0	0	402	154
2022	0	703	0	0	703	183	0	0	26.1	78	82	24.28	360	54.63	0	0	0	360	125
2023	0	601	0	0	601	137	0	0	22.8	80	70	27.14	314	57.11	0	0	0	314	99
2024	0	513	0	0	513	103	0	0	20.1	81	60	30.57	269	58.50	0	0	0	269	77
2025	0	438	0	0	438	78	0	0	17.9	83	51	34.70	226	58.76	0	0	0	226	59
SUB	1636	18535	0	0	18535	5493	0	0	29.6	969	2137		9936		0	1636	0	8300	4844
REM	61	1114	0	0	1114	158	0	0	14.2	316	129		511		0	0	61	451	99
TOT	1697	19649	0	0	19649	5650	0	0	28.8	1285	2266		10447		0	1636	61	8751	4943

NET PRESENT VALUE (-M$-)

Discount Rate	.0%	5.0%	10.0%	15.0%	20.0%	25.0%	30.0%
FR After Roy & Oper.	10447	8004	6412	5311	4511	3907	3435
Proc & Other Income.	0	0	0	0	0	0	0
Capital Costs	1636	1542	1459	1383	1316	1254	1198
Abandonment Costs ..	61	25	11	5	2	1	1
Future Net Revenue .	8751	6437	4943	3922	3193	2652	2237

COMPANY SHARE

	1st Year	Average	Royalties	Oper Costs	FR After Roy&Oper	Capital Costs	Future NetRev
% Interest	100.0	100.0					
% of Future Revenue.			28.8	18.1	53.2	8.3	44.5

PROFITABILITY

COMPANY SHARE BASIS	Before Tax
Rate of Return (%)	270.0
Profit Index (undisc.)	5.2
(disc. @ 10.0%) .	3.4
(disc. @ 5.0%) .	4.1
First Payout (years)	1.9
Total Payout (years)	2.0
Cost of Finding ($/BOE)	8.44
NPV @ 10.0% ($/STB)	24.59
NPV @ 5.0% ($/STB)	32.03

Chapman Petroleum Engineering Ltd.

Table 5
Summary of Company Reserves and Economics
Before Income Tax
June 1, 2011

Constant Prices & Costs

Cougar Oil and Gas Canada Inc.

Trout, Alberta

Description			Net To Appraised Interest										
			Reserves						Cumulative Cash Flow (BIT) - M$				
			Light and Medium Oil MSTB		Sales Gas MMscf		NGL Mbbls			Discounted at:			
			Gross	Net	Gross	Net	Gross	Net	Undisc.	5%/year	10%/year	15%/year	20%/year
Proved Undeveloped													
Loc. 06-16-089-03 W5M	Upper Keg River		61	49	0	0	0	0	1,146	819	582	407	275
Loc. 01-21-089-03 W5M	Upper Keg River		61	49	0	0	0	0	1,146	819	582	407	275
Loc. 04-22-089-03 W5M	Up. Keg River & Granite Wash		61	49	0	0	0	0	1,141	779	518	327	185
Total Proved Undeveloped			183	148	0	0	0	0	3,434	2,417	1,683	1,141	734
Probable													
Probable Undeveloped													
Loc. 06-16-089-03 W5M	Upper Keg River	Incr.	61	42	0	0	0	0	2,586	2,147	1,832	1,596	1,415
Loc. 01-21-089-03 W5M	Upper Keg River	Incr.	61	42	0	0	0	0	2,586	2,147	1,832	1,596	1,415
Loc. 04-22-089-03 W5M	Up. Keg River & Granite Wash	Incr.	61	42	0	0	0	0	2,591	2,119	1,782	1,531	1,339
Loc. 02-08-089-03 W5M	Upper Keg River		133	102	0	0	0	0	4,697	4,095	3,607	3,203	2,865
Loc. 12-08-089-03 W5M	Upper Keg River		133	102	0	0	0	0	4,697	4,095	3,607	3,203	2,865
Loc. 15-08-089-03 W5M	Up. Keg River & Granite Wash		133	102	0	0	0	0	4,697	4,095	3,607	3,203	2,865
Loc. 13-20-089-03 W5M	Upper Keg River		133	102	0	0	0	0	4,659	4,013	3,509	3,107	2,781
Total Probable Undeveloped			715	532	0	0	0	0	26,511	22,712	19,774	17,440	15,544
Total Proved Plus Probable			898	680	0	0	0	0	29,945	25,130	21,457	18,581	16,278
Possible													
Loc. 06-07-089-03 W5M	Upper Keg River		201	146	0	0	0	0	6,983	5,347	4,252	3,482	2,919
Loc. 02-09-089-03 W5M	Up. Keg River & Granite Wash		240	172	0	0	0	0	8,547	6,440	5,072	4,131	3,452
Loc. 03-09-089-03 W5M	Up. Keg River & Granite Wash		240	171	0	0	0	0	8,539	6,673	5,438	4,572	3,936
Loc. 11-09-089-03 W5M	Upper Keg River		240	170	0	0	0	0	8,398	6,142	4,697	3,716	3,016
Loc. 15-09-089-03 W5M	Upper Keg River		240	171	0	0	0	0	8,539	6,673	5,438	4,572	3,936
Loc. 03-18-089-03 W5M	Up. Keg River & Granite Wash		240	171	0	0	0	0	8,539	6,673	5,438	4,572	3,936
Loc. 03-19-089-03 W5M	Upper Keg River		201	145	0	0	0	0	6,988	5,489	4,476	3,756	3,223
Loc. 06-19-089-03 W5M	Upper Keg River		201	145	0	0	0	0	6,898	5,066	3,873	3,053	2,465
Total Possible			1,803	1,290	0	0	0	0	63,431	48,504	38,683	31,853	26,881
Total Proved Plus Probable Plus Possible Undeveloped			2,701	1,970	0	0	0	0	93,376	73,634	60,140	50,434	43,158

M$ means thousands of dollars.

Gross reserves are the total of the Company's working and/or royalty interest share before deduction of royalties owned by others.

Net reserves are the total of the Company's working and/or royalty interest share after deducting the amounts attributable to royalties owned by others.

Columns may not add precisely due to accumulative rounding of values throughout the report.

Cumulative cash flow values shown as "0" reflect a value of less than $500.

Reserves shown as "0" reflect a value of less than 0.5(MSTB/MMscf/Mbbl).

Table 5T
Summary of Company Reserves and Economics
After Income Tax
June 1, 2011

Constant Prices & Costs

Cougar Oil and Gas Canada Inc.

	Net To Appraised Interest										
	Reserves						Cumulative Cash Flow - M$				
	Light and Medium Oil MSTB		Sales Gas MMscf		NGL Mbbls		Discounted at:				
Description	Gross	Net	Gross	Net	Gross	Net	Undisc.	5%/year	10%/year	15%/year	20%/year
Proved Undeveloped											
Total Proved Undeveloped (BIT)	183	148	0	0	0	0	3,434	2,417	1,683	1,141	734
Company Income Tax	-	-	-	-	-	-	(929)	(770)	(651)	(561)	(490)
Total Proved Undeveloped (AIT)	**183**	**148**	**0**	**0**	**0**	**0**	**2,505**	**1,648**	**1,031**	**580**	**244**
Probable											
Total Probable Undeveloped (BIT)	715	532	0	0	0	0	26,511	22,712	19,774	17,440	15,544
Company Income Tax	-	-	-	-	-	-	(6,629)	(5,881)	(5,291)	(4,812)	(4,416)
Total Probable Undeveloped (AIT)	**715**	**532**	**0**	**0**	**0**	**0**	**19,882**	**16,831**	**14,483**	**12,628**	**11,128**
Total Proved Plus Probable (AIT)	**898**	**680**	**0**	**0**	**0**	**0**	**22,387**	**18,479**	**15,515**	**13,208**	**11,371**
Possible											
Total Possible (BIT)	1,803	1,290	0	0	0	0	63,431	48,504	38,683	31,853	26,881
Company Income Tax	-	-	-	-	-	-	(15,832)	(12,429)	(10,189)	(8,627)	(7,486)
Total Possible (AIT)	**1,803**	**1,290**	**0**	**0**	**0**	**0**	**47,599**	**36,075**	**28,494**	**23,226**	**19,395**
Total Proved Plus Probable Plus Possible (AIT)	**2,701**	**1,970**	**0**	**0**	**0**	**0**	**69,986**	**54,553**	**44,009**	**36,433**	**30,766**

M$ means thousands of dollars

Gross reserves are the total of the Company's working and/or royalty interest share before deduction of royalties owned by others.

Net reserves are the total of the Company's working and/or royalty interest share after deducting the amounts attributable to royalties owned by others.

Columns may not add precisely due to accumulative rounding of values throughout the report.

Reserves shown as "0" reflect a value of less than 0.5(MSTB/MMscf/Mbbl).

75 Chapman Petroleum Engineering Ltd.

Table 5a

EVALUATION OF: Cougar Oil and Gas Canada Inc.
============= Total Proved Undeveloped Consolidation

ERGO v7.41 P2 ENERGY SOLUTIONS TOTAL
GLOBAL : 27-JUN-2011 5396_C$
EFF:01-JUN-2011 DISC:01-JUN-2011
RUN DATE: 8-JUL-2011 TIME: 14:05
FILE:

EVALUATED BY -
COMPANY EVALUATED - Cougar Oil and Gas Canada Inc.
APPRAISAL FOR -
PROJECT - CONSTANT PRICES & COSTS

TOTAL CAPITAL COSTS - 4725 -M$-
TOTAL ABANDONMENT - 135 -M$-

Oil STB

Year	# of Wells	Price $/STB	Pool STB/D	Pool Vol	Company Share Gross	Company Share Net
2011	0	.00	.0	0	0	0
2012	3	80.26	78.9	28814	28814	27373
2013	3	80.26	102.5	37404	37404	28726
2014	3	80.26	80.8	29497	29497	20536
2015	3	80.26	63.7	23261	23261	16968
2016	3	80.26	50.3	18343	18343	14398
2017	3	80.26	39.6	14465	14465	12008
2018	3	80.26	31.3	11407	11407	9876
2019	3	80.26	24.6	8996	8996	8041
2020	3	80.26	19.4	7094	7094	6498
2021	3	80.26	10.2	3719	3719	3460
SUB				183000	183000	147884
REM				0	0	0
TOT				183000	183000	147884

= P/T = ============ COMPANY SHARE FUTURE NET REVENUE ============

Year	Capital &Aband Costs -M$-	Future Revenue (FR) Oil -M$-	SaleGas -M$-	Products -M$-	Total -M$-	Royalties Crown -M$-	Other -M$-	Mineral -M$-	-%-	Operating Costs Fixed -M$-	Variable -M$-	$/BOE	FR After Roy&Oper -M$-	Net back $/BOE	Proc& Other Income -M$-	Cap'l Costs -M$-	Aband Costs -M$-	Future Net Rev Undisc -M$-	10.0% -M$-
2011	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2012	4500	2313	0	0	2313	116	0	0	5.0	120	288	14.17	1789	62.08	0	4500	0	-2711	-2445
2013	0	3002	0	0	3002	697	0	0	23.2	188	374	15.03	1743	46.61	0	0	0	1743	1429
2014	225	2367	0	0	2367	719	0	0	30.4	188	295	16.38	1165	39.50	0	225	0	940	700
2015	0	1867	0	0	1867	505	0	0	27.1	188	233	18.09	941	40.45	0	0	0	941	637
2016	0	1472	0	0	1472	317	0	0	21.5	188	183	20.26	784	42.74	0	0	0	784	483
2017	0	1161	0	0	1161	197	0	0	17.0	188	145	23.01	631	43.61	0	0	0	631	353
2018	0	916	0	0	916	123	0	0	13.4	188	114	26.50	490	42.98	0	0	0	490	250
2019	0	722	0	0	722	77	0	0	10.6	188	90	30.93	367	40.81	0	0	0	367	170
2020	0	569	0	0	569	48	0	0	8.4	188	71	36.53	262	36.98	0	0	0	262	110
2021	135	298	0	0	298	21	0	0	7.0	119	37	42.13	121	32.55	0	0	135	-14	-5
SUB	4860	14688	0	0	14688	2818	0	0	19.2	1746	1830		8294		0	4725	135	3434	1683
REM	0	0	0	0	0	0	0	0	.0	0	0		0		0	0	0	0	0
TOT	4860	14688	0	0	14688	2818	0	0	19.2	1746	1830		8294		0	4725	135	3434	1683

============ NET PRESENT VALUE (-M$-) ============

Discount Rate	.0%	5.0%	10.0%	15.0%	20.0%	25.0%	30.0%
FR After Roy & Oper.	8294	6961	5959	5186	4576	4084	3681
Proc & Other Income.	0	0	0	0	0	0	0
Capital Costs	4725	4461	4225	4012	3820	3644	3484
Abandonment Costs ..	135	83	52	33	21	14	10
Future Net Revenue .	3434	2417	1683	1141	734	425	188

============ COMPANY SHARE ============

	1st Year	Average	Royalties	Oper Costs	FR After Roy&Oper	Capital Costs	Future NetRev
% Interest	100.0	100.0					
% of Future Revenue.			19.2	24.3	56.5	32.2	23.4

============ PROFITABILITY ============

COMPANY SHARE BASIS	Before Tax
Rate of Return (%)	35.1
Profit Index (undisc.)	.7
(disc. @ 10.0%) .	.4
(disc. @ 5.0%) .	.5
First Payout (years)	3.6
Total Payout (years)	3.8
Cost of Finding ($/BOE)	26.56
NPV @ 10.0% ($/BOE)	9.19
NPV @ 5.0% ($/BOE)	13.21

Table 5a

ERGO v7.41   P2 ENERGY SOLUTIONS   TOTAL
GLOBAL : 27-JUN-2011 5396_C$
EFF:01-JUN-2011 DISC:01-JUN-2011 PROD:01-JAN-2011
RUN DATE: 8-JUL-2011 TIME: 14:05
FILE:

FUTURE NET REVENUE & INCOME TAX SUMMARY:

EVALUATION BY   -
COMPANY EVALUATED -- Cougar Oil and Gas Canada Inc.
APPRAISAL FOR   -
PROJECT   - CONSTANT PRICES & COSTS

Year	FR After Roy&Oper -M$-	Crown Royalties -M$-	Min/Cap Tax -M$-	Capital Costs -M$-	Aband Costs -M$-	Admin + Oth Income/ Expense -M$-	Future Net Rev Before Tax Annual -M$-	Future Net Rev Before Tax Cum -M$-	Taxable Income Before Deduct -M$-	Taxable Income After Deduct -M$-	Income Tax Fed -M$-	Income Tax Prov -M$-	Future Net Rev After Tax Undisc -M$-	Future Net Rev After Tax 10.0% -M$-	Future Net Rev After Tax Cum -M$-
2011	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2012	1789	116	0	4500	0	0	-2711	-2711	1904	675	101	67	-2880	-2597	-2597
2013	1743	697	0	0	0	0	1743	-968	2440	786	118	79	1547	1268	-1329
2014	1165	719	0	225	0	0	940	-28	1884	425	64	42	834	621	-708
2015	941	505	0	0	0	0	941	913	1446	403	60	40	840	569	-138
2016	784	317	0	0	0	0	784	1697	1101	398	60	40	684	421	283
2017	631	197	0	0	0	0	631	2328	828	354	53	35	542	304	587
2018	490	123	0	0	0	0	490	2818	613	292	44	29	417	212	799
2019	367	77	0	0	0	0	367	3185	444	224	34	22	311	144	943
2020	262	48	0	0	0	0	262	3448	310	159	24	16	222	94	1037
2021	121	21	0	0	135	0	-14	3434	142	0	0	0	-14	-5	1031
SUB	8294	2818	0	4725	135	0	3434		11112	3716	557	372	2505	1031	
REM	0	0	0	0	0	0	0		0	0	0	0	0	0	
TOT	8294	2818	0	4725	135	0	3434		11112	3716	557	372	2505	1031	

NET PRESENT VALUE (-M$-)	.0%	5.0%	10.0%	15.0%	20.0%	25.0%	30.0%
Future net revenue before tax	3434	2417	1683	1141	734	425	188
Federal & provincial income tax	929	770	651	561	490	434	388
Future net revenue after tax	2505	1648	1031	580	244	-8	-201

Table 5b

EVALUATION OF: Cougar Oil and Gas Canada Inc.
============== Total Proved Plus Probable Consolidation

ERGO v7.41 P2 ENERGY SOLUTIONS TOTAL
GLOBAL : 27-JUN-2011 5396_C$
EFF:01-JUN-2011 DISC:01-JUN-2011
RUN DATE: 8-JUL-2011 TIME: 14:04
FILE:

EVALUATED BY -
COMPANY EVALUATED - Cougar Oil and Gas Canada Inc.
APPRAISAL FOR -
PROJECT - CONSTANT PRICES & COSTS

TOTAL CAPITAL COSTS - 11125 -M$-
TOTAL ABANDONMENT - 315 -M$-

Oil STB

Year	# of Wells	Price $/STB	Pool STB/D	Pool Vol	Company Share Gross	Company Share Net
2011	0	.00	.0	0	0	0
2012	7	80.26	712.3	260000	260000	242823
2013	7	80.26	524.2	191338	191338	126900
2014	7	80.26	369.4	134817	134817	80890
2015	7	80.26	262.1	95659	95659	61605
2016	7	80.26	187.3	68353	68353	47403
2017	7	80.26	134.8	49184	49184	36890
2018	7	80.26	97.6	35634	35634	28564
2019	7	80.26	70.0	25560	25560	21626
2020	4	80.26	40.7	14839	14839	12796
2021	4	80.26	27.2	9943	9943	8804
2022	3	80.26	20.8	7600	7600	6917
2023	3	80.26	13.6	4973	4973	4615
2024	1	80.26	.3	101	101	95
SUB				898000	898000	679929
REM				0	0	0
TOT				898000	898000	679929

= P/T = ============ COMPANY SHARE FUTURE NET REVENUE ============

Year	Capital &Aband Costs -M$-	Future Revenue (FR) Oil -M$-	SaleGas -M$-	Products -M$-	Total -M$-	Royalties Crown -M$-	Other -M$-	Mineral -M$-	-%-	Operating Costs Fixed -M$-	Variable -M$-	$/BOE	FR After Roy&Oper -M$-	Net back $/BOE	Proc& Other Income -M$-	Cap'l Costs -M$-	Aband Costs -M$-	Future Net Rev Undisc -M$-	10.0% -M$-
2011	4500	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	4500	0	-4500	-4376
2012	6000	20868	0	0	20868	1379	0	0	6.6	355	2600	11.37	16534	63.59	0	6000	0	10534	9498
2013	300	15357	0	0	15357	5172	0	0	33.7	439	1913	12.30	7832	40.93	0	300	0	7532	6174
2014	325	10820	0	0	10820	4328	0	0	40.0	439	1348	13.26	4705	34.90	0	325	0	4380	3264
2015	0	7678	0	0	7678	2733	0	0	35.6	439	957	14.59	3549	37.10	0	0	0	3549	2404
2016	0	5486	0	0	5486	1681	0	0	30.6	439	684	16.43	2682	39.24	0	0	0	2682	1652
2017	0	3948	0	0	3948	987	0	0	25.0	439	492	18.93	2030	41.27	0	0	0	2030	1136
2018	0	2860	0	0	2860	567	0	0	19.8	439	356	22.33	1497	42.01	0	0	0	1497	762
2019	135	2051	0	0	2051	316	0	0	15.4	424	256	26.59	1056	41.32	0	0	135	921	426
2020	0	1191	0	0	1191	164	0	0	13.8	251	148	26.91	628	42.29	0	0	0	628	264
2021	45	798	0	0	798	91	0	0	11.5	194	99	29.49	413	41.58	0	0	45	368	141
2022	0	610	0	0	610	55	0	0	9.0	188	76	34.77	291	38.28	0	0	0	291	101
2023	90	399	0	0	399	29	0	0	7.2	155	50	41.09	166	33.40	0	0	90	76	24
2024	45	8	0	0	8	1	0	0	6.5	4	1	44.60	3	30.47	0	0	45	-42	-12
SUB	11440	72073	0	0	72073	17502	0	0	24.3	4206	8980		41385		0	11125	315	29945	21457
REM	0	0	0	0	0	0	0	0	.0	0	0		0		0	0	0	0	0
TOT	11440	72073	0	0	72073	17502	0	0	24.3	4206	8980		41385		0	11125	315	29945	21457

============ NET PRESENT VALUE (-M$-) ============

Discount Rate	.0%	5.0%	10.0%	15.0%	20.0%	25.0%	30.0%
FR After Roy & Oper.	41385	35999	31852	28569	25908	23708	21860
Proc & Other Income.	0	0	0	0	0	0	0
Capital Costs	11125	10677	10274	9909	9578	9275	8997
Abandonment Costs ..	315	192	121	78	52	35	25
Future Net Revenue .	29945	25130	21457	18581	16278	14398	12838

============ COMPANY SHARE ============

	1st Year	Average	Royalties	Oper Costs	FR After Roy&Oper	Capital Costs	Future NetRev
% Interest	100.0	100.0					
% of Future Revenue.			24.3	18.3	57.4	15.4	41.5

============ PROFITABILITY ============

COMPANY SHARE BASIS	Before Tax
Rate of Return (%)	277.9
Profit Index (undisc.)	2.6
(disc. @ 10.0%) .	2.1
(disc. @ 5.0%) .	2.3
First Payout (years)	1.0
Total Payout (years)	1.3
Cost of Finding ($/BOE)	12.74
NPV @ 10.0% ($/BOE)	23.89
NPV @ 5.0% ($/BOE)	27.98

Table 5b

FUTURE NET REVENUE & INCOME TAX SUMMARY:

ERGO v7.41 P2 ENERGY SOLUTIONS TOTAL
GLOBAL : 27-JUN-2011 5396_C$
EFF:01-JUN-2011 DISC:01-JUN-2011 PROD:01-JAN-2011
RUN DATE: 8-JUL-2011 TIME: 14:04
FILE:

EVALUATION BY -
COMPANY EVALUATED - Cougar Oil and Gas Canada Inc.
APPRAISAL FOR -
PROJECT - CONSTANT PRICES & COSTS

Year	FR After Roy&Oper -M$-	Crown Royalties -M$-	Min/Cap Tax -M$-	Capital Costs -M$-	Aband Costs -M$-	Admin + Oth Income/ Expense -M$-	Future Net Rev Before Tax: Annual -M$-	Future Net Rev Before Tax: Cum -M$-	Taxable Income: Before Deduct -M$-	Taxable Income: After Deduct -M$-	Income Tax: Fed -M$-	Income Tax: Prov -M$-	Future Net Rev After Tax: Undisc -M$-	Future Net Rev After Tax: 10.0% -M$-	Future Net Rev After Tax: Cum -M$-
2011	0	0	0	4500	0	0	-4500	-4500	0	0	0	0	-4500	-4376	-4376
2012	16534	1379	0	6000	0	0	10534	6034	17912	13766	2065	1377	7092	6395	2019
2013	7832	5172	0	300	0	0	7532	13566	13004	5568	835	557	6140	5033	7052
2014	4705	4328	0	325	0	0	4380	17946	9033	2995	449	299	3631	2706	9757
2015	3549	2733	0	0	0	0	3549	21494	6282	2314	347	231	2970	2012	11770
2016	2682	1681	0	0	0	0	2682	24176	4363	1797	270	180	2232	1375	13144
2017	2030	987	0	0	0	0	2030	26206	3016	1396	209	140	1681	941	14085
2018	1497	567	0	0	0	0	1497	27703	2064	1042	156	104	1237	629	14715
2019	1056	316	0	0	135	0	921	28624	1372	594	89	59	773	357	15072
2020	628	164	0	0	0	0	628	29252	792	392	59	39	530	223	15295
2021	413	91	0	0	45	0	368	29620	505	199	30	20	319	122	15417
2022	291	55	0	0	0	0	291	29911	346	169	25	17	249	86	15503
2023	166	29	0	0	90	0	76	29987	195	0	0	0	76	24	15527
2024	3	1	0	0	45	0	-42	29945	4	0	0	0	-42	-12	15515
SUB	41385	17502	0	11125	315	0	29945		58888	30232	4535	3023	22387	15515	
REM	0	0	0	0	0	0	0		0	0	0	0	0	0	
TOT	41385	17502	0	11125	315	0	29945		58888	30232	4535	3023	22387	15515	

NET PRESENT VALUE (-M$-)	.0%	5.0%	10.0%	15.0%	20.0%	25.0%	30.0%
Future net revenue before tax	29945	25130	21457	18581	16278	14398	12838
Federal & provincial income tax	7558	6651	5942	5373	4906	4517	4187
Future net revenue after tax	22387	18479	15515	13208	11371	9881	8651

79 Chapman Petroleum Engineering Ltd.

Table 5c

EVALUATION OF: Cougar Oil and Gas Canada Inc.
============== Total Proved Plus Probable Plus Possible Consolidation

ERGO v7.41 P2 ENERGY SOLUTIONS TOTAL
GLOBAL : 27-JUN-2011 5396_C$
EFF:01-JUN-2011 DISC:01-JUN-2011
RUN DATE: 8-JUL-2011 TIME: 14:04
FILE:

EVALUATED BY -
COMPANY EVALUATED - Cougar Oil and Gas Canada Inc.
APPRAISAL FOR -
PROJECT - CONSTANT PRICES & COSTS

TOTAL CAPITAL COSTS - 24100 -M$-
TOTAL ABANDONMENT - 675 -M$-

Oil
MSTB

Year	# of Wells	Price $/STB	Pool STB/D	Pool Vol	Company Share Gross	Company Share Net
2011	4	80.26	299.8	64	64	61
2012	15	80.26	1307.5	477	477	436
2013	15	80.26	1244.0	454	454	319
2014	15	80.26	971.0	354	354	213
2015	15	80.26	765.0	279	279	172
2016	15	80.26	607.6	222	222	140
2017	15	80.26	486.2	177	177	116
2018	15	80.26	391.4	143	143	98
2019	15	80.26	315.6	115	115	82
2020	12	80.26	246.0	90	90	65
2021	12	80.26	198.9	73	73	55
2022	11	80.26	164.3	60	60	47
2023	11	80.26	133.6	49	49	40
2024	9	80.26	100.6	37	37	31
2025	8	80.26	83.9	31	31	26
SUB				2625	2625	1901
REM				76	76	69
TOT				2701	2701	1970

= P/T = ========== COMPANY SHARE FUTURE NET REVENUE ==========

Year	Capital &Aband Costs -M$-	Future Revenue (FR) Oil -M$-	SaleGas -M$-	Products -M$-	Total -M$-	Royalties Crown -M$-	Other -M$-	Mineral -M$-	-%-	Operating Costs Fixed -M$-	Variable -M$-	$/BOE	FR After Roy&Oper -M$-	Net back $/BOE	Proc& Other Income -M$-	Cap'l Costs -M$-	Aband Costs -M$-	Future Net Rev Undisc -M$-	10.0% -M$-
2011	10500	5149	0	0	5149	257	0	0	5.0	63	642	10.98	4187	65.27	0	10500	0	-6313	-6139
2012	12000	38303	0	0	38303	3281	0	0	8.6	680	4772	11.42	29571	61.96	0	12000	0	17571	15842
2013	300	36444	0	0	36444	10814	0	0	29.7	941	4541	12.07	20148	44.37	0	300	0	19848	16269
2014	1300	28446	0	0	28446	11378	0	0	40.0	941	3544	12.66	12582	35.50	0	1300	0	11282	8407
2015	0	22410	0	0	22410	8626	0	0	38.5	941	2792	13.37	10051	36.00	0	0	0	10051	6808
2016	0	17801	0	0	17801	6581	0	0	37.0	941	2218	14.24	8061	36.35	0	0	0	8061	4964
2017	0	14242	0	0	14242	4909	0	0	34.5	941	1774	15.30	6617	37.29	0	0	0	6617	3704
2018	0	11466	0	0	11466	3602	0	0	31.4	941	1429	16.59	5494	38.45	0	0	0	5494	2796
2019	135	9246	0	0	9246	2646	0	0	28.6	926	1152	18.04	4522	39.25	0	0	135	4387	2030
2020	0	7205	0	0	7205	1958	0	0	27.2	753	898	18.39	3597	40.07	0	0	0	3597	1513
2021	45	5826	0	0	5826	1452	0	0	24.9	696	726	19.58	2953	40.68	0	0	45	2908	1112
2022	0	4814	0	0	4814	1035	0	0	21.5	690	600	21.51	2489	41.50	0	0	0	2489	865
2023	90	3914	0	0	3914	716	0	0	18.3	657	488	23.46	2054	42.11	0	0	90	1964	621
2024	45	2947	0	0	2947	483	0	0	16.4	505	367	23.77	1592	43.35	0	0	45	1547	444
2025	0	2457	0	0	2457	338	0	0	13.8	502	306	26.39	1311	42.83	0	0	0	1311	343
SUB	24415	210671	0	0	210671	58076	0	0	27.6	11118	26249		115227		0	24100	315	90812	59580
REM	360	6112	0	0	6112	588	0	0	9.6	1839	761		2923		0	0	360	2563	560
TOT	24775	216782	0	0	216782	58664	0	0	27.1	12957	27010		118151		0	24100	675	93376	60140

========== NET PRESENT VALUE (-M$-) ==========

Discount Rate	.0%	5.0%	10.0%	15.0%	20.0%	25.0%	30.0%
FR After Roy & Oper.	118151	97095	82570	71998	63967	57655	52559
Proc & Other Income.	0	0	0	0	0	0	0
Capital Costs	24100	23121	22245	21457	20743	20093	19499
Abandonment Costs ..	675	340	185	107	65	42	28
Future Net Revenue .	93376	73634	60140	50434	43158	37520	33032

========== COMPANY SHARE ==========

	1st Year	Average	Royalties	Oper Costs	FR After Roy&Oper	Capital Costs	Future NetRev
% Interest	100.0	100.0					
% of Future Revenue.			27.1	18.4	54.5	11.1	43.1

========== PROFITABILITY ==========

COMPANY SHARE BASIS	Before Tax
Rate of Return (%)	388.4
Profit Index (undisc.)	3.8
(disc. @ 10.0%) .	2.7
(disc. @ 5.0%) .	3.1
First Payout (years)	.9
Total Payout (years)	1.3
Cost of Finding ($/BOE)	9.17
NPV @ 10.0% ($/BOE)	22.27
NPV @ 5.0% ($/BOE)	27.26

80 Chapman Petroleum Engineering Ltd.

Table 5c

FUTURE NET REVENUE & INCOME TAX SUMMARY:

ERGO v7.41 P2 ENERGY SOLUTIONS TOTAL
GLOBAL : 27-JUN-2011 5396_C$
EFF:01-JUN-2011 DISC:01-JUN-2011 PROD:01-JAN-2011
RUN DATE: 8-JUL-2011 TIME: 14:04
FILE:

EVALUATION BY -
COMPANY EVALUATED - Cougar Oil and Gas Canada Inc.
APPRAISAL FOR -
PROJECT - CONSTANT PRICES & COSTS

Year	FR After Roy&Oper -M$-	Crown Royalties -M$-	Min/Cap Tax -M$-	Capital Costs -M$-	Aband Costs -M$-	Admin + Oth Income/ Expense -M$-	Future Net Rev Before Tax Annual -M$-	Future Net Rev Before Tax Cum -M$-	Taxable Income Before Deduct -M$-	Taxable Income After Deduct -M$-	Income Tax Fed -M$-	Income Tax Prov -M$-	Future Net Rev After Tax Undisc -M$-	Future Net Rev After Tax 10.0% -M$-	Future Net Rev After Tax Cum -M$-
2011	4187	257	0	10500	0	0	-6313	-6313	4445	1588	262	159	-6734	-6548	-6548
2012	29571	3281	0	12000	0	0	17571	11258	32851	24368	3655	2437	11479	10350	3801
2013	20148	10814	0	300	0	0	19848	31106	30962	15925	2389	1593	15867	13006	16807
2014	12582	11378	0	1300	0	0	11282	42388	23960	9227	1384	923	8975	6688	23495
2015	10051	8626	0	0	0	0	10051	52439	18677	7601	1140	760	8150	5521	29016
2016	8061	6581	0	0	0	0	8061	60500	14642	6305	946	630	6485	3994	33010
2017	6617	4909	0	0	0	0	6617	67116	11526	5356	803	536	5278	2955	35965
2018	5494	3602	0	0	0	0	5494	72610	9096	4588	688	459	4347	2212	38177
2019	4522	2646	0	0	135	0	4387	76997	7168	3735	560	373	3453	1598	39775
2020	3597	1958	0	0	0	0	3597	80594	5555	3128	469	313	2815	1184	40959
2021	2953	1452	0	0	45	0	2908	83501	4405	2569	385	257	2265	866	41825
2022	2489	1035	0	0	0	0	2489	85991	3524	2245	337	224	1928	670	42495
2023	2054	716	0	0	90	0	1964	87954	2770	1787	268	179	1517	479	42974
2024	1592	483	0	0	45	0	1547	89501	2074	1419	213	142	1192	343	43317
2025	1311	338	0	0	0	0	1311	90812	1649	1219	183	122	1007	263	43580
SUB	115227	58076	0	24100	315	0	90812		173304	91060	13683	9106	68024	43580	
REM	2923	588	0	0	360	0	2563		3511	2404	361	240	1962	429	
TOT	118151	58664	0	24100	675	0	93376		176815	93464	14043	9346	69986	44009	

NET PRESENT VALUE (-M$-)	.0%	5.0%	10.0%	15.0%	20.0%	25.0%	30.0%
Future net revenue before tax	93376	73634	60140	50434	43158	37520	33032
Federal & provincial income tax	23390	19080	16131	14000	12392	11134	10123
Future net revenue after tax	69986	54553	44009	36433	30766	26386	22909

81 Chapman Petroleum Engineering Ltd.

Table 5d

EVALUATION OF: Trout, Alberta - Proved Undeveloped

ERGO v7.41 P2 ENERGY SOLUTIONS PAGE 1
GLOBAL : 27-JUN-2011 5396_C$
EFF:01-JUN-2011 DISC:01-JUN-2011 PROD:01-APR-2012
RUN DATE: 8-JUL-2011 TIME: 13:58
FILE: OtrPU4.DAX

WELL/LOCATION - Loc.06-16-089-03 W5M (Upper Keg River)
EVALUATED BY -
COMPANY EVALUATED - Cougar Oil and Gas Canada Inc.
APPRAISAL FOR -
PROJECT - CONSTANT PRICES & COSTS

TRACT FACTOR - 100.0000 %
ULT POOL RESERVES - 61000 STB
PRODUCTION TO DATE - N/A
DECLINE INDICATOR - EXPONENTIAL
TOTAL CAPITAL COSTS - 1575 -M$-
TOTAL ABANDONMENT - 45 -M$- (2021)

INTEREST

AVG WI 100.0000%

ROYALTIES/TAXES

ALBERTA (CROWN ARF,NWRR,OIL PAR=LTE,GAS PAR,DEPTH 0)

Oil STB

Year	# of Wells	Price $/STB	Pool STB/D	Pool Vol	Company Share Gross	Company Share Net
2011	0	80.26	.0	0	0	0
2012	1	80.26	41.2	11172	11172	10614
2013	1	80.26	33.7	12133	12133	8938
2014	1	80.26	26.6	9569	9569	6698
2015	1	80.26	21.0	7547	7547	5549
2016	1	80.26	16.5	5952	5952	4707
2017	1	80.26	13.0	4694	4694	3919
2018	1	80.26	10.3	3702	3702	3219
2019	1	80.26	8.1	2920	2920	2618
2020	1	80.26	6.4	2303	2303	2114
2021	1	80.26	2.8	1009	1009	940
SUB				61000	61000	49315
REM				0	0	0
TOT				61000	61000	49315

= P/T = COMPANY SHARE FUTURE NET REVENUE

Year	Capital &Aband Costs -M$-	Future Revenue (FR) Oil -M$-	SaleGas -M$-	Products -M$-	Total -M$-	Royalties Crown -M$-	Other -M$-	Mineral -M$-	-%-	Operating Costs Fixed -M$-	Variable -M$-	$/STB	FR After Roy&Oper -M$-	Net back $/STB	Proc& Other Income -M$-	Cap'l Costs -M$-	Aband Costs -M$-	Future Net Rev Undisc -M$-	10.0% -M$-
2011	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2012	1500	897	0	0	897	45	0	0	5.0	47	112	14.21	693	62.04	0	1500	0	-807	-728
2013	0	974	0	0	974	256	0	0	26.3	63	121	15.17	533	43.95	0	0	0	533	437
2014	75	768	0	0	768	230	0	0	30.0	63	96	16.56	379	39.62	0	75	0	304	227
2015	0	606	0	0	606	160	0	0	26.5	63	75	18.31	307	40.70	0	0	0	307	208
2016	0	478	0	0	478	100	0	0	20.9	63	60	20.54	256	42.94	0	0	0	256	157
2017	0	377	0	0	377	62	0	0	16.5	63	47	23.37	205	43.63	0	0	0	205	115
2018	0	297	0	0	297	39	0	0	13.1	63	37	26.95	159	42.83	0	0	0	159	81
2019	0	234	0	0	234	24	0	0	10.3	63	29	31.49	118	40.48	0	0	0	118	55
2020	0	185	0	0	185	15	0	0	8.2	63	23	37.25	84	36.45	0	0	0	84	35
2021	45	81	0	0	81	6	0	0	6.8	33	10	42.72	32	32.06	0	0	45	-13	-5
SUB	1620	4896	0	0	4896	938	0	0	19.2	582	610		2766		0	1575	45	1146	582
REM	0	0	0	0	0	0	0	0	.0	0	0		0		0	0	0	0	0
TOT	1620	4896	0	0	4896	938	0	0	19.2	582	610		2766		0	1575	45	1146	582

NET PRESENT VALUE (-M$-)

Discount Rate	.0%	5.0%	10.0%	15.0%	20.0%	25.0%	30.0%
FR After Roy & Oper.	2766	2334	2008	1755	1555	1394	1261
Proc & Other Income.	0	0	0	0	0	0	0
Capital Costs	1575	1487	1408	1337	1273	1215	1161
Abandonment Costs ..	45	28	17	11	7	5	3
Future Net Revenue .	1146	819	582	407	275	174	97

COMPANY SHARE

	1st Year	Average	Royalties	Oper Costs	FR After Roy&Oper	Capital Costs	Future NetRev
% Interest	100.0	100.0					
% of Future Revenue.			19.2	24.3	56.5	32.2	23.4

PROFITABILITY

COMPANY SHARE BASIS	Before Tax
Rate of Return (%)	38.7
Profit Index (undisc.)	.7
(disc. @ 10.0%) .	.4
(disc. @ 5.0%) .	.5
First Payout (years)	3.5
Total Payout (years)	3.6
Cost of Finding ($/BOE)	26.56
NPV @ 10.0% ($/STB)	9.54
NPV @ 5.0% ($/STB)	13.43

Chapman Petroleum Engineering Ltd.

Table 5e

EVALUATION OF: Trout, Alberta - Proved Undeveloped

ERGO v7.41 P2 ENERGY SOLUTIONS PAGE 1
GLOBAL : 27-JUN-2011 5396_C$
EFF:01-JUN-2011 DISC:01-JUN-2011 PROD:01-APR-2012
RUN DATE: 8-JUL-2011 TIME: 13:58
FILE: OtrPU5.DAX

WELL/LOCATION - Loc.01-21-089-03 W5M (Upper Keg River)
EVALUATED BY -
COMPANY EVALUATED - Cougar Oil and Gas Canada Inc.
APPRAISAL FOR -
PROJECT - CONSTANT PRICES & COSTS

TRACT FACTOR - 100.0000 %
ULT POOL RESERVES - 61000 STB
PRODUCTION TO DATE - N/A
DECLINE INDICATOR - EXPONENTIAL
TOTAL CAPITAL COSTS - 1575 -M$-
TOTAL ABANDONMENT - 45 -M$- (2021)

INTEREST

AVG WI 100.0000%

ROYALTIES/TAXES

ALBERTA (CROWN ARF,NWRR,OIL PAR=LTE,GAS PAR,DEPTH 0)

Oil STB

Year	# of Wells	Price $/STB	Pool STB/D	Pool Vol	Company Share Gross	Company Share Net
2011	0	80.26	.0	0	0	0
2012	1	80.26	41.2	11172	11172	10614
2013	1	80.26	33.7	12133	12133	8938
2014	1	80.26	26.6	9569	9569	6698
2015	1	80.26	21.0	7547	7547	5549
2016	1	80.26	16.5	5952	5952	4707
2017	1	80.26	13.0	4694	4694	3919
2018	1	80.26	10.3	3702	3702	3219
2019	1	80.26	8.1	2920	2920	2618
2020	1	80.26	6.4	2303	2303	2114
2021	1	80.26	2.8	1009	1009	940
SUB				61000	61000	49315
REM				0	0	0
TOT				61000	61000	49315

= P/T = COMPANY SHARE FUTURE NET REVENUE

Year	Capital &Aband Costs -M$-	Future Revenue (FR) Oil -M$-	SaleGas -M$-	Products -M$-	Total -M$-	Royalties Crown -M$-	Other -M$-	Mineral -M$-	-%-	Operating Costs Fixed -M$-	Variable -M$-	$/STB	FR After Roy&Oper -M$-	Net back $/STB	Proc& Other Income -M$-	Cap'l Costs -M$-	Aband Costs -M$-	Future Net Rev Undisc -M$-	10.0% -M$-
2011	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2012	1500	897	0	0	897	45	0	0	5.0	47	112	14.21	693	62.04	0	1500	0	-807	-728
2013	0	974	0	0	974	256	0	0	26.3	63	121	15.17	533	43.95	0	0	0	533	437
2014	75	768	0	0	768	230	0	0	30.0	63	96	16.56	379	39.62	0	75	0	304	227
2015	0	606	0	0	606	160	0	0	26.5	63	75	18.31	307	40.70	0	0	0	307	208
2016	0	478	0	0	478	100	0	0	20.9	63	60	20.54	256	42.94	0	0	0	256	157
2017	0	377	0	0	377	62	0	0	16.5	63	47	23.37	205	43.63	0	0	0	205	115
2018	0	297	0	0	297	39	0	0	13.1	63	37	26.95	159	42.83	0	0	0	159	81
2019	0	234	0	0	234	24	0	0	10.3	63	29	31.49	118	40.48	0	0	0	118	55
2020	0	185	0	0	185	15	0	0	8.2	63	23	37.25	84	36.45	0	0	0	84	35
2021	45	81	0	0	81	6	0	0	6.8	33	10	42.72	32	32.06	0	0	45	-13	-5
SUB	1620	4896	0	0	4896	938	0	0	19.2	582	610		2766		0	1575	45	1146	582
REM	0	0	0	0	0	0	0	0	.0	0	0		0		0	0	0	0	0
TOT	1620	4896	0	0	4896	938	0	0	19.2	582	610		2766		0	1575	45	1146	582

NET PRESENT VALUE (-M$-)

Discount Rate	.0%	5.0%	10.0%	15.0%	20.0%	25.0%	30.0%
FR After Roy & Oper.	2766	2334	2008	1755	1555	1394	1261
Proc & Other Income.	0	0	0	0	0	0	0
Capital Costs	1575	1487	1408	1337	1273	1215	1161
Abandonment Costs ..	45	28	17	11	7	5	3
Future Net Revenue .	1146	819	582	407	275	174	97

COMPANY SHARE

	1st Year	Average	Royalties	Oper Costs	FR After Roy&Oper	Capital Costs	Future NetRev
% Interest	100.0	100.0					
% of Future Revenue.			19.2	24.3	56.5	32.2	23.4

PROFITABILITY

COMPANY SHARE BASIS	Before Tax
Rate of Return (%)	38.7
Profit Index (undisc.)	.7
(disc. @ 10.0%) .	.4
(disc. @ 5.0%) .	.5
First Payout (years)	3.5
Total Payout (years)	3.6
Cost of Finding ($/BOE)	26.56
NPV @ 10.0% ($/STB)	9.54
NPV @ 5.0% ($/STB)	13.43

83 Chapman Petroleum Engineering Ltd.

Table 5f

EVALUATION OF: Trout, Alberta - Proved Undeveloped

ERGO v7.41 PZ ENERGY SOLUTIONS PAGE 1
GLOBAL : 27-JUN-2011 5396_C$
EFF:01-JUN-2011 DISC:01-JUN-2011 PROD:01-AUG-2012
RUN DATE: 8-JUL-2011 TIME: 13:58
FILE: OtrPU6.DAX

WELL/LOCATION - Loc.04-22-089-03 W5M (U&L Keg River & Granite Wash)
EVALUATED BY -
COMPANY EVALUATED - Cougar Oil and Gas Canada Inc.
APPRAISAL FOR -
PROJECT - CONSTANT PRICES & COSTS

TRACT FACTOR - 100.0000 %
ULT POOL RESERVES - 61000 STB
PRODUCTION TO DATE - N/A
DECLINE INDICATOR - EXPONENTIAL
TOTAL CAPITAL COSTS - 1575 -M$-
TOTAL ABANDONMENT - 45 -M$- (2021)

INTEREST

AVG WI 100.0000%

ROYALTIES/TAXES

ALBERTA (CROWN ARF,NWRR,OIL PAR=LTE,GAS PAR,DEPTH 0)

Oil STB

Year	# of Wells	Price $/STB	Pool STB/D	Pool Vol	Company Share Gross	Company Share Net
2011	0	80.26	.0	0	0	0
2012	1	80.26	42.8	6469	6469	6146
2013	1	80.26	36.5	13138	13138	10850
2014	1	80.26	28.8	10359	10359	7141
2015	1	80.26	22.7	8168	8168	5870
2016	1	80.26	17.9	6440	6440	4984
2017	1	80.26	14.1	5077	5077	4171
2018	1	80.26	11.1	4003	4003	3439
2019	1	80.26	8.8	3156	3156	2804
2020	1	80.26	6.9	2489	2489	2269
2021	1	80.26	4.7	1700	1700	1580
SUB				61000	61000	49253
REM				0	0	0
TOT				61000	61000	49253

= P/T = COMPANY SHARE FUTURE NET REVENUE

Year	Capital &Aband Costs -M$-	Future Revenue (FR) Oil -M$-	SaleGas -M$-	Products -M$-	Total -M$-	Royalties Crown -M$-	Other -M$-	Mineral -M$-	-%-	Operating Costs Fixed -M$-	Variable -M$-	$/STB	FR After Roy&Oper -M$-	Net back $/STB	Proc& Other Income -M$-	Cap'l Costs -M$-	Aband Costs -M$-	Future Net Rev Undisc -M$-	10.0% -M$-
2011	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2012	1500	519	0	0	519	26	0	0	5.0	26	65	14.04	402	62.20	0	1500	0	-1098	-990
2013	0	1054	0	0	1054	184	0	0	17.4	63	131	14.78	677	51.51	0	0	0	677	555
2014	75	831	0	0	831	258	0	0	31.1	63	104	16.06	407	39.27	0	75	0	332	247
2015	0	656	0	0	656	184	0	0	28.1	63	82	17.68	327	40.01	0	0	0	327	221
2016	0	517	0	0	517	117	0	0	22.6	63	64	19.74	273	42.37	0	0	0	273	168
2017	0	408	0	0	408	73	0	0	17.9	63	51	22.36	221	43.57	0	0	0	221	124
2018	0	321	0	0	321	45	0	0	14.1	63	40	25.67	173	43.26	0	0	0	173	88
2019	0	253	0	0	253	28	0	0	11.2	63	32	29.88	131	41.43	0	0	0	131	61
2020	0	200	0	0	200	18	0	0	8.8	63	25	35.21	94	37.97	0	0	0	94	40
2021	45	136	0	0	136	10	0	0	7.1	53	17	41.44	56	33.12	0	0	45	11	4
SUB	1620	4896	0	0	4896	943	0	0	19.3	582	610		2761		0	1575	45	1141	518
REM	0	0	0	0	0	0	0	0	.0	0	0		0		0	0	0	0	0
TOT	1620	4896	0	0	4896	943	0	0	19.3	582	610		2761		0	1575	45	1141	518

NET PRESENT VALUE (-M$-)

Discount Rate	.0%	5.0%	10.0%	15.0%	20.0%	25.0%	30.0%
FR After Roy & Oper.	2761	2294	1944	1676	1465	1296	1159
Proc & Other Income.	0	0	0	0	0	0	0
Capital Costs	1575	1487	1408	1337	1273	1215	1161
Abandonment Costs ..	45	28	17	11	7	5	3
Future Net Revenue .	1141	779	518	327	185	77	-6

COMPANY SHARE

	1st Year	Average	Royalties	Oper Costs	FR After Roy&Oper	Capital Costs	Future NetRev
% Interest	100.0	100.0					
% of Future Revenue.			19.3	24.3	56.4	32.2	23.3

PROFITABILITY

COMPANY SHARE BASIS	Before Tax
Rate of Return (%)	29.6
Profit Index (undisc.)	.7
(disc. @ 10.0%) .	.4
(disc. @ 5.0%) .	.5
First Payout (years)	3.9
Total Payout (years)	4.0
Cost of Finding ($/BOE)	26.56
NPV @ 10.0% ($/STB)	8.50
NPV @ 5.0% ($/STB)	12.77

Chapman Petroleum Engineering Ltd.

EVALUATION OF: Trout, Alberta - Proved Plus Probable Undeveloped

```
ERGO v7.41   P2 ENERGY SOLUTIONS      PAGE   1
GLOBAL  : 27-JUN-2011 5396_C$
EFF:01-JUN-2011 DISC:01-JUN-2011 PROD:01-APR-2012
RUN DATE:  8-JUL-2011 TIME: 13:59
FILE: OtrRD4.DAX
```

WELL/LOCATION	- Loc.06-16-089-03 W5M (Upper Keg River)
EVALUATED BY	-
COMPANY EVALUATED	- Cougar Oil and Gas Canada Inc.
APPRAISAL FOR	-
PROJECT	- CONSTANT PRICES & COSTS

TRACT FACTOR	-	100.0000 %
ULT POOL RESERVES	-	122000 STB
PRODUCTION TO DATE	-	N/A
DECLINE INDICATOR	-	EXPONENTIAL
TOTAL CAPITAL COSTS	-	1575 -M$-
TOTAL ABANDONMENT	-	45 -M$- (2023)

INTEREST

AVG WI 100.0000%

ROYALTIES/TAXES

ALBERTA (CROWN ARF,NWRR,OIL PAR=LTE,GAS PAR,DEPTH 0)

Oil
STB

				Pool		Company Share	
Year	# of Wells	Price $/STB	STB/D	Vol	Gross	Net	
2011	0	80.26	.0	0	0	0	
2012	1	80.26	82.0	22225	22225	21114	
2013	1	80.26	66.2	23830	23830	16383	
2014	1	80.26	51.4	18519	18519	11111	
2015	1	80.26	40.0	14391	14391	9141	
2016	1	80.26	31.1	11183	11183	7585	
2017	1	80.26	24.1	8691	8691	6186	
2018	1	80.26	18.8	6754	6754	5153	
2019	1	80.26	14.6	5248	5248	4280	
2020	1	80.26	11.3	4079	4079	3492	
2021	1	80.26	8.8	3170	3170	2815	
2022	1	80.26	6.8	2463	2463	2248	
2023	1	80.26	4.0	1448	1448	1346	
SUB				122000	122000	90854	
REM				0	0	0	
TOT				122000	122000	90854	

= P/T = ============================ COMPANY SHARE FUTURE NET REVENUE ===========================

Year	Capital &Aband Costs -M$-	Future Revenue (FR)				Royalties				Operating Costs			FR After Roy&Oper -M$-	Net back $/STB	Proc& Other Income -M$-	Cap'l Costs -M$-	Aband Costs -M$-	Future Net Rev	
		Oil -M$-	SaleGas -M$-	Products -M$-	Total -M$-	Crown -M$-	Other -M$-	Mineral -M$-	-%-	Fixed -M$-	Variable -M$-	$/STB						Undisc -M$-	10.0% -M$-
2011	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2012	1500	1784	0	0	1784	89	0	0	5.0	47	222	12.11	1425	64.13	0	1500	0	-75	-67
2013	0	1913	0	0	1913	598	0	0	31.3	63	238	12.63	1014	42.55	0	0	0	1014	831
2014	75	1486	0	0	1486	595	0	0	40.0	63	185	13.39	644	34.77	0	75	0	569	424
2015	0	1155	0	0	1155	421	0	0	36.5	63	144	14.36	527	36.62	0	0	0	527	357
2016	0	898	0	0	898	289	0	0	32.2	63	112	15.61	434	38.83	0	0	0	434	267
2017	0	698	0	0	698	201	0	0	28.8	63	87	17.22	347	39.90	0	0	0	347	194
2018	0	542	0	0	542	129	0	0	23.7	63	68	19.29	283	41.94	0	0	0	283	144
2019	0	421	0	0	421	78	0	0	18.5	63	52	21.96	228	43.49	0	0	0	228	106
2020	0	327	0	0	327	47	0	0	14.4	63	41	25.38	177	43.34	0	0	0	177	74
2021	0	254	0	0	254	28	0	0	11.2	63	32	29.80	131	41.48	0	0	0	131	50
2022	0	198	0	0	198	17	0	0	8.7	63	25	35.47	93	37.78	0	0	0	93	32
2023	45	116	0	0	116	8	0	0	7.0	46	14	41.73	48	32.88	0	0	45	3	1
SUB	1620	9792	0	0	9792	2500	0	0	25.5	720	1220		5352		0	1575	45	3732	2414
REM	0	0	0	0	0	0	0	0	.0	0	0		0		0	0	0	0	0
TOT	1620	9792	0	0	9792	2500	0	0	25.5	720	1220		5352		0	1575	45	3732	2414

================================= NET PRESENT VALUE (-M$-)================================

Discount Rate	.0%	5.0%	10.0%	15.0%	20.0%	25.0%	30.0%
FR After Roy & Oper.	5352	4478	3836	3349	2968	2663	2414
Proc & Other Income.	0	0	0	0	0	0	0
Capital Costs	1575	1487	1408	1337	1273	1215	1161
Abandonment Costs ..	45	25	14	8	5	3	2
Future Net Revenue .	3732	2966	2414	2003	1690	1445	1251

========================== COMPANY SHARE ============================

	1st Year	Average	Royalties	Oper Costs	FR After Roy&Oper	Capital Costs	Future NetRev
% Interest	100.0	100.0					
% of Future Revenue.			25.5	19.8	54.7	16.1	38.1

===================== PROFITABILITY ====================

COMPANY SHARE BASIS	Before Tax
Rate of Return (%)	999.9
Profit Index (undisc.)	2.3
(disc. @ 10.0%) .	1.7
(disc. @ 5.0%) .	2.0
First Payout (years)	1.7
Total Payout (years)	1.8
Cost of Finding ($/BOE)	13.28
NPV @ 10.0% ($/STB)	19.79
NPV @ 5.0% ($/STB)	24.31

Chapman Petroleum Engineering Ltd.

Table 5h

EVALUATION OF: Trout, Alberta - Proved Plus Probable Undeveloped

ERGO v7.41 P2 ENERGY SOLUTIONS PAGE 1
GLOBAL : 27-JUN-2011 5396_C$
EFF:01-JUN-2011 DISC:01-JUN-2011 PROD:01-APR-2012
RUN DATE: 8-JUL-2011 TIME: 13:59
FILE: OtrRD5.DAX

WELL/LOCATION - Loc.01-21-089-03 W5M (Upper Keg River)
EVALUATED BY -
COMPANY EVALUATED - Cougar Oil and Gas Canada Inc.
APPRAISAL FOR -
PROJECT - CONSTANT PRICES & COSTS

TRACT FACTOR - 100.0000 %
ULT POOL RESERVES - 122000 STB
PRODUCTION TO DATE - N/A
DECLINE INDICATOR - EXPONENTIAL
TOTAL CAPITAL COSTS - 1575 -M$-
TOTAL ABANDONMENT - 45 -M$- (2023)

INTEREST

AVG WI 100.0000%

ROYALTIES/TAXES

ALBERTA (CROWN ARF,NWRR,OIL PAR-LTE,GAS PAR,DEPTH 0)

Oil STB

Year	# of Wells	Price $/STB	Pool STB/D	Pool Vol	Company Share Gross	Company Share Net
2011	0	80.26	.0	0	0	0
2012	1	80.26	82.0	22225	22225	21114
2013	1	80.26	66.2	23830	23830	16383
2014	1	80.26	51.4	18519	18519	11111
2015	1	80.26	40.0	14391	14391	9141
2016	1	80.26	31.1	11183	11183	7585
2017	1	80.26	24.1	8691	8691	6186
2018	1	80.26	18.8	6754	6754	5153
2019	1	80.26	14.6	5248	5248	4280
2020	1	80.26	11.3	4079	4079	3492
2021	1	80.26	8.8	3170	3170	2815
2022	1	80.26	6.8	2463	2463	2248
2023	1	80.26	4.0	1448	1448	1346
SUB				122000	122000	90854
REM				0	0	0
TOT				122000	122000	90854

= P/T = COMPANY SHARE FUTURE NET REVENUE

Year	Capital &Aband Costs -M$-	Future Revenue (FR) Oil -M$-	SaleGas -M$-	Products -M$-	Total -M$-	Royalties Crown -M$-	Other -M$-	Mineral -M$-	-%-	Operating Costs Fixed -M$-	Variable -M$-	$/STB	FR After Roy&Oper -M$-	Net back $/STB	Proc& Other Income -M$-	Cap'l Costs -M$-	Aband Costs -M$-	Future Net Rev Undisc -M$-	10.0% -M$-
2011	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2012	1500	1784	0	0	1784	89	0	0	5.0	47	222	12.11	1425	64.13	0	1500	0	-75	-67
2013	0	1913	0	0	1913	598	0	0	31.3	63	238	12.63	1014	42.55	0	0	0	1014	831
2014	75	1486	0	0	1486	595	0	0	40.0	63	185	13.39	644	34.77	0	75	0	569	424
2015	0	1155	0	0	1155	421	0	0	36.5	63	144	14.36	527	36.62	0	0	0	527	357
2016	0	898	0	0	898	289	0	0	32.2	63	112	15.61	434	38.83	0	0	0	434	267
2017	0	698	0	0	698	201	0	0	28.8	63	87	17.22	347	39.90	0	0	0	347	194
2018	0	542	0	0	542	129	0	0	23.7	63	68	19.29	283	41.94	0	0	0	283	144
2019	0	421	0	0	421	78	0	0	18.5	63	52	21.96	228	43.49	0	0	0	228	106
2020	0	327	0	0	327	47	0	0	14.4	63	41	25.38	177	43.34	0	0	0	177	74
2021	0	254	0	0	254	28	0	0	11.2	63	32	29.80	131	41.48	0	0	0	131	50
2022	0	198	0	0	198	17	0	0	8.7	63	25	35.47	93	37.78	0	0	0	93	32
2023	45	116	0	0	116	8	0	0	7.0	46	14	41.73	48	32.88	0	0	45	3	1
SUB	1620	9792	0	0	9792	2500	0	0	25.5	720	1220		5352		0	1575	45	3732	2414
REM	0	0	0	0	0	0	0	0	.0	0	0		0		0	0	0	0	0
TOT	1620	9792	0	0	9792	2500	0	0	25.5	720	1220		5352		0	1575	45	3732	2414

NET PRESENT VALUE (-M$-)

Discount Rate	.0%	5.0%	10.0%	15.0%	20.0%	25.0%	30.0%
FR After Roy & Oper.	5352	4478	3836	3349	2968	2663	2414
Proc & Other Income.	0	0	0	0	0	0	0
Capital Costs	1575	1487	1408	1337	1273	1215	1161
Abandonment Costs ..	45	25	14	8	5	3	2
Future Net Revenue .	3732	2966	2414	2003	1690	1445	1251

COMPANY SHARE

	1st Year	Average	Royalties	Oper Costs	FR After Roy&Oper	Capital Costs	Future NetRev
% Interest	100.0	100.0					
% of Future Revenue.			25.5	19.8	54.7	16.1	38.1

PROFITABILITY

COMPANY SHARE BASIS	Before Tax
Rate of Return (%)	999.9
Profit Index (undisc.)	2.3
(disc. @ 10.0%) .	1.7
(disc. @ 5.0%) .	2.0
First Payout (years)	1.7
Total Payout (years)	1.8
Cost of Finding ($/BOE)	13.28
NPV @ 10.0% ($/STB)	19.79
NPV @ 5.0% ($/STB)	24.31

86

Chapman Petroleum Engineering Ltd.

Table 5i

EVALUATION OF: Trout, Alberta - Proved Plus Probable Undeveloped

ERGO v7.41 P2 ENERGY SOLUTIONS PAGE 1
GLOBAL : 27-JUN-2011 5396_C$
EFF:01-JUN-2011 DISC:01-JUN-2011 PROD:01-AUG-2012
RUN DATE: 8-JUL-2011 TIME: 13:59
FILE: OtrRD6.DAX

WELL/LOCATION - Loc.04-22-089-03 W5M (U&L Keg River & Granite Wash)
EVALUATED BY -
COMPANY EVALUATED - Cougar Oil and Gas Canada Inc.
APPRAISAL FOR -
PROJECT - CONSTANT PRICES & COSTS

TRACT FACTOR - 100.0000 %
ULT POOL RESERVES - 122000 STB
PRODUCTION TO DATE - N/A
DECLINE INDICATOR - EXPONENTIAL
TOTAL CAPITAL COSTS - 1575 -M$-
TOTAL ABANDONMENT - 45 -M$- (2024)

INTEREST

AVG WI 100.0000%

ROYALTIES/TAXES

ALBERTA (CROWN ARF,NWRR,OIL PAR=LTE,GAS PAR,DEPTH 0)

Oil STB

Year	# of Wells	Price $/STB	Pool STB/D	Pool Vol	Company Share Gross	Company Share Net
2011	0	80.26	.0	0	0	0
2012	1	80.26	85.4	12899	12899	12254
2013	1	80.26	72.0	25931	25931	20853
2014	1	80.26	56.0	20146	20146	12088
2015	1	80.26	43.5	15652	15652	9736
2016	1	80.26	33.8	12160	12160	8088
2017	1	80.26	26.2	9447	9447	6628
2018	1	80.26	20.4	7339	7339	5449
2019	1	80.26	15.8	5702	5702	4559
2020	1	80.26	12.3	4430	4430	3739
2021	1	80.26	9.6	3442	3442	3023
2022	1	80.26	7.4	2674	2674	2421
2023	1	80.26	5.8	2077	2077	1924
2024	1	80.26	.3	101	101	95
SUB				122000	122000	90858
REM				0	0	0
TOT				122000	122000	90858

= P/T = COMPANY SHARE FUTURE NET REVENUE

Year	Capital &Aband Costs -M$-	Future Revenue (FR) Oil -M$-	SaleGas -M$-	Products -M$-	Total -M$-	Royalties Crown -M$-	Other -M$-	Mineral -M$-	-%-	Operating Costs Fixed -M$-	Variable -M$-	$/STB	FR After Roy&Oper -M$-	Net back $/STB	Proc& Other Income -M$-	Cap'l Costs -M$-	Aband Costs -M$-	Future Net Rev Undisc -M$-	10.0% -M$-
2011	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2012	1500	1035	0	0	1035	52	0	0	5.0	26	129	12.03	828	64.22	0	1500	0	-672	-606
2013	0	2081	0	0	2081	408	0	0	19.6	63	259	12.42	1352	52.12	0	0	0	1352	1108
2014	75	1617	0	0	1617	647	0	0	40.0	63	201	13.11	706	35.04	0	75	0	631	470
2015	0	1256	0	0	1256	475	0	0	37.8	63	157	14.01	562	35.92	0	0	0	562	381
2016	0	976	0	0	976	327	0	0	33.5	63	122	15.16	465	38.23	0	0	0	465	286
2017	0	758	0	0	758	226	0	0	29.8	63	94	16.64	375	39.67	0	0	0	375	210
2018	0	589	0	0	589	152	0	0	25.8	63	73	18.55	301	41.04	0	0	0	301	153
2019	0	458	0	0	458	92	0	0	20.0	63	57	21.00	246	43.17	0	0	0	246	114
2020	0	356	0	0	356	55	0	0	15.6	63	44	24.16	193	43.58	0	0	0	193	81
2021	0	276	0	0	276	34	0	0	12.1	63	34	28.23	146	42.28	0	0	0	146	56
2022	0	215	0	0	215	20	0	0	9.5	63	27	33.47	105	39.19	0	0	0	105	36
2023	0	167	0	0	167	12	0	0	7.4	63	21	40.21	71	34.13	0	0	0	71	22
2024	45	8	0	0	8	1	0	0	6.5	4	1	44.60	3	30.47	0	0	45	-42	-12
SUB	1620	9792	0	0	9792	2499	0	0	25.5	720	1220		5352		0	1575	45	3732	2300
REM	0	0	0	0	0	0	0	0	.0	0	0		0		0	0	0	0	0
TOT	1620	9792	0	0	9792	2499	0	0	25.5	720	1220		5352		0	1575	45	3732	2300

NET PRESENT VALUE (-M$-)

Discount Rate	.0%	5.0%	10.0%	15.0%	20.0%	25.0%	30.0%
FR After Roy & Oper.	5352	4409	3721	3203	2801	2482	2223
Proc & Other Income.	0	0	0	0	0	0	0
Capital Costs	1575	1487	1408	1337	1273	1215	1161
Abandonment Costs ..	45	24	13	7	4	2	1
Future Net Revenue .	3732	2898	2300	1858	1524	1265	1060

COMPANY SHARE

	1st Year	Average	Royalties	Oper Costs	FR After Roy&Oper	Capital Costs	Future NetRev
% Interest	100.0	100.0					
% of Future Revenue.			25.5	19.8	54.7	16.1	38.1

PROFITABILITY

COMPANY SHARE BASIS	Before Tax
Rate of Return (%)	156.6
Profit Index (undisc.)	2.3
(disc. @ 10.0%) .	1.6
(disc. @ 5.0%) .	1.9
First Payout (years)	2.1
Total Payout (years)	2.2
Cost of Finding ($/BOE)	13.28
NPV @ 10.0% ($/STB)	18.85
NPV @ 5.0% ($/STB)	23.76

87 Chapman Petroleum Engineering Ltd.

Table 5j

EVALUATION OF: Trout, Alberta - Probable Undeveloped

ERGO v7.41 P2 ENERGY SOLUTIONS PAGE 1
GLOBAL : 27-JUN-2011 5396_C$
EFF:01-JUN-2011 DISC:01-JUN-2011 PROD:01-JAN-2012
RUN DATE: 8-JUL-2011 TIME: 13:59
FILE: OtrRE1.DAX

WELL/LOCATION - Loc.02-08-089-03 W5M (Upper Keg River)
EVALUATED BY -
COMPANY EVALUATED - Cougar Oil and Gas Canada Inc.
APPRAISAL FOR -
PROJECT - CONSTANT PRICES & COSTS

TRACT FACTOR - 100.0000 %
ULT POOL RESERVES - 133000 STB
PRODUCTION TO DATE - N/A
DECLINE INDICATOR - EXPONENTIAL
TOTAL CAPITAL COSTS - 1600 -M$-
TOTAL ABANDONMENT - 45 -M$- (2019)

INTEREST

AVG WI 100.0000%

ROYALTIES/TAXES

ALBERTA (CROWN ARF,NWRR,OIL PAR=LTE,GAS PAR,DEPTH 0)

Oil STB

Year	# of Wells	Price $/STB	Pool STB/D	Pool Vol	Company Share Gross	Company Share Net
2011	0	80.26	.0	0	0	0
2012	1	80.26	150.0	54000	54000	49908
2013	1	80.26	81.2	29220	29220	17532
2014	1	80.26	52.6	18953	18953	11372
2015	1	80.26	34.1	12293	12293	8155
2016	1	80.26	22.1	7974	7974	5752
2017	1	80.26	14.4	5172	5172	4231
2018	1	80.26	9.3	3355	3355	2957
2019	1	80.26	5.6	2033	2033	1874
SUB				133000	133000	101781
REM				0	0	0
TOT				133000	133000	101781

= P/T = COMPANY SHARE FUTURE NET REVENUE

Year	Capital &Aband Costs -M$-	Future Revenue (FR) Oil -M$-	SaleGas -M$-	Products -M$-	Total -M$-	Royalties Crown -M$-	Other -M$-	Mineral -M$-	-%-	Operating Costs Fixed -M$-	Variable -M$-	$/STB	FR After Roy&Oper -M$-	Net back $/STB	Proc& Other Income -M$-	Cap'l Costs -M$-	Aband Costs -M$-	Future Net Rev Undisc -M$-	10.0% -M$-
2011	1500	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	1500	0	-1500	-1459
2012	0	4334	0	0	4334	328	0	0	7.6	63	540	11.16	3403	63.02	0	0	0	3403	3068
2013	100	2345	0	0	2345	938	0	0	40.0	63	292	12.15	1052	36.01	0	100	0	952	780
2014	0	1521	0	0	1521	608	0	0	40.0	63	190	13.31	660	34.85	0	0	0	660	492
2015	0	987	0	0	987	332	0	0	33.7	63	123	15.10	469	38.14	0	0	0	469	318
2016	0	640	0	0	640	178	0	0	27.9	63	80	17.87	319	40.03	0	0	0	319	197
2017	0	415	0	0	415	75	0	0	18.2	63	52	22.13	225	43.53	0	0	0	225	126
2018	0	269	0	0	269	32	0	0	11.8	63	34	28.70	141	42.05	0	0	0	141	72
2019	45	163	0	0	163	13	0	0	7.9	58	20	38.37	72	35.58	0	0	45	27	13
SUB	1645	10675	0	0	10675	2506	0	0	23.5	497	1330		6342		0	1600	45	4697	3607
REM	0	0	0	0	0	0	0	0	.0	0	0		0		0	0	0	0	0
TOT	1645	10675	0	0	10675	2506	0	0	23.5	497	1330		6342		0	1600	45	4697	3607

NET PRESENT VALUE (-M$-)

Discount Rate	.0%	5.0%	10.0%	15.0%	20.0%	25.0%	30.0%
FR After Roy & Oper.	6342	5695	5168	4732	4365	4052	3782
Proc & Other Income.	0	0	0	0	0	0	0
Capital Costs	1600	1569	1541	1514	1490	1468	1447
Abandonment Costs ..	45	30	21	15	10	7	5
Future Net Revenue .	4697	4095	3607	3203	2865	2577	2330

COMPANY SHARE

	1st Year	Average	Royalties	Oper Costs	FR After Roy&Oper	Capital Costs	Future NetRev
% Interest	100.0	100.0					
% of Future Revenue.			23.5	17.1	59.4	15.0	44.0

PROFITABILITY

COMPANY SHARE BASIS	Before Tax
Rate of Return (%)	220.9
Profit Index (undisc.)	2.9
(disc. @ 10.0%) .	2.3
(disc. @ 5.0%) .	2.6
First Payout (years)	1.0
Total Payout (years)	1.1
Cost of Finding ($/BOE)	12.37
NPV @ 10.0% ($/STB)	27.12
NPV @ 5.0% ($/STB)	30.79

Chapman Petroleum Engineering Ltd.

Table 5k

EVALUATION OF: Trout, Alberta - Probable Undeveloped

ERGO v7.41 P2 ENERGY SOLUTIONS PAGE 1
GLOBAL : 27-JUN-2011 5396_C$
EFF:01-JUN-2011 DISC:01-JUN-2011 PROD:01-JAN-2012
RUN DATE: 8-JUL-2011 TIME: 14:00
FILE: OtrRE15.DAX

WELL/LOCATION - Loc.12-08-089-03 W5M (Upper Keg River)
EVALUATED BY -
COMPANY EVALUATED - Cougar Oil and Gas Canada Inc.
APPRAISAL FOR -
PROJECT - CONSTANT PRICES & COSTS

TRACT FACTOR - 100.0000 %
ULT POOL RESERVES - 133000 STB
PRODUCTION TO DATE - N/A
DECLINE INDICATOR - EXPONENTIAL
TOTAL CAPITAL COSTS - 1600 -M$-
TOTAL ABANDONMENT - 45 -M$- (2019)

INTEREST

AVG WI 100.0000%

ROYALTIES/TAXES

ALBERTA (CROWN ARF,NWRR,OIL PAR=LTE,GAS PAR,DEPTH 0)

Oil STB

Year	# of Wells	Price $/STB	Pool STB/D	Pool Vol	Company Share Gross	Company Share Net
2011	0	80.26	.0	0	0	0
2012	1	80.26	150.0	54000	54000	49908
2013	1	80.26	81.2	29220	29220	17532
2014	1	80.26	52.6	18953	18953	11372
2015	1	80.26	34.1	12293	12293	8155
2016	1	80.26	22.1	7974	7974	5752
2017	1	80.26	14.4	5172	5172	4231
2018	1	80.26	9.3	3355	3355	2957
2019	1	80.26	5.6	2033	2033	1874
SUB				133000	133000	101781
REM				0	0	0
TOT				133000	133000	101781

= P/T = COMPANY SHARE FUTURE NET REVENUE

Year	Capital &Aband Costs -M$-	Future Revenue (FR) Oil -M$-	SaleGas -M$-	Products -M$-	Total -M$-	Royalties Crown -M$-	Other -M$-	Mineral -M$-	-%-	Operating Costs Fixed -M$-	Variable -M$-	$/STB	FR After Roy&Oper -M$-	Net back $/STB	Proc& Other Income -M$-	Cap'l Costs -M$-	Aband Costs -M$-	Future Net Rev Undisc -M$-	10.0% -M$-
2011	1500	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	1500	0	-1500	-1459
2012	0	4334	0	0	4334	328	0	0	7.6	63	540	11.16	3403	63.02	0	0	0	3403	3068
2013	100	2345	0	0	2345	938	0	0	40.0	63	292	12.15	1052	36.01	0	100	0	952	780
2014	0	1521	0	0	1521	608	0	0	40.0	63	190	13.31	660	34.85	0	0	0	660	492
2015	0	987	0	0	987	332	0	0	33.7	63	123	15.10	469	38.14	0	0	0	469	318
2016	0	640	0	0	640	178	0	0	27.9	63	80	17.87	319	40.03	0	0	0	319	197
2017	0	415	0	0	415	75	0	0	18.2	63	52	22.13	225	43.53	0	0	0	225	126
2018	0	269	0	0	269	32	0	0	11.8	63	34	28.70	141	42.05	0	0	0	141	72
2019	45	163	0	0	163	13	0	0	7.9	58	20	38.37	72	35.58	0	0	45	27	13
SUB	1645	10675	0	0	10675	2506	0	0	23.5	497	1330		6342		0	1600	45	4697	3607
REM	0	0	0	0	0	0	0	0	.0	0	0		0		0	0	0	0	0
TOT	1645	10675	0	0	10675	2506	0	0	23.5	497	1330		6342		0	1600	45	4697	3607

NET PRESENT VALUE (-M$-)

Discount Rate	.0%	5.0%	10.0%	15.0%	20.0%	25.0%	30.0%
FR After Roy & Oper.	6342	5695	5168	4732	4365	4052	3782
Proc & Other Income.	0	0	0	0	0	0	0
Capital Costs	1600	1569	1541	1514	1490	1468	1447
Abandonment Costs ..	45	30	21	15	10	7	5
Future Net Revenue .	4697	4095	3607	3203	2865	2577	2330

COMPANY SHARE

	1st Year	Average	Royalties	Oper Costs	FR After Roy&Oper	Capital Costs	Future NetRev
% Interest	100.0	100.0					
% of Future Revenue.			23.5	17.1	59.4	15.0	44.0

PROFITABILITY

COMPANY SHARE BASIS	Before Tax
Rate of Return (%)	220.9
Profit Index (undisc.)	2.9
(disc. @ 10.0%) .	2.3
(disc. @ 5.0%) .	2.6
First Payout (years)	1.0
Total Payout (years)	1.1
Cost of Finding ($/BOE)	12.37
NPV @ 10.0% ($/STB)	27.12
NPV @ 5.0% ($/STB)	30.79

Chapman Petroleum Engineering Ltd.

Table 51

EVALUATION OF: Trout, Alberta - Probable Undeveloped

ERGO v7.41 P2 ENERGY SOLUTIONS PAGE 1
GLOBAL : 27-JUN-2011 5396_C$
EFF:01-JUN-2011 DISC:01-JUN-2011 PROD:01-JAN-2012
RUN DATE: 8-JUL-2011 TIME: 13:59
FILE: OtrRE3.DAX

WELL/LOCATION - Loc.15-08-089-03 W5M (U&L Keg River and Granite Wash
EVALUATED BY -
COMPANY EVALUATED - Cougar Oil and Gas Canada Inc.
APPRAISAL FOR -
PROJECT - CONSTANT PRICES & COSTS

TRACT FACTOR - 100.0000 %
ULT POOL RESERVES - 133000 STB
PRODUCTION TO DATE - N/A
DECLINE INDICATOR - EXPONENTIAL
TOTAL CAPITAL COSTS - 1600 -M$-
TOTAL ABANDONMENT - 45 -M$- (2019)

INTEREST

AVG WI 100.0000%

ROYALTIES/TAXES

ALBERTA (CROWN ARF,NWRR,OIL PAR=LTE,GAS PAR,DEPTH 0)

Oil STB

Year	# of Wells	Price $/STB	Pool STB/D	Pool Vol	Company Share Gross	Company Share Net
2011	0	80.26	.0	0	0	0
2012	1	80.26	150.0	54000	54000	49908
2013	1	80.26	81.2	29220	29220	17532
2014	1	80.26	52.6	18953	18953	11372
2015	1	80.26	34.1	12293	12293	8155
2016	1	80.26	22.1	7974	7974	5752
2017	1	80.26	14.4	5172	5172	4231
2018	1	80.26	9.3	3355	3355	2957
2019	1	80.26	5.6	2033	2033	1874
SUB				133000	133000	101781
REM				0	0	0
TOT				133000	133000	101781

= P/T = COMPANY SHARE FUTURE NET REVENUE

Year	Capital &Aband Costs -M$-	Future Revenue (FR) Oil -M$-	SaleGas -M$-	Products -M$-	Total -M$-	Royalties Crown -M$-	Other -M$-	Mineral -M$-	-%-	Operating Costs Fixed -M$-	Variable -M$-	$/STB	FR After Roy&Oper -M$-	Net back $/STB	Proc& Other Income -M$-	Cap'l Costs -M$-	Aband Costs -M$-	Future Net Rev Undisc -M$-	10.0% -M$-
2011	1500	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	1500	0	-1500	-1459
2012	0	4334	0	0	4334	328	0	0	7.6	63	540	11.16	3403	63.02	0	0	0	3403	3068
2013	100	2345	0	0	2345	938	0	0	40.0	63	292	12.15	1052	36.01	0	100	0	952	780
2014	0	1521	0	0	1521	608	0	0	40.0	63	190	13.31	660	34.85	0	0	0	660	492
2015	0	987	0	0	987	332	0	0	33.7	63	123	15.10	469	38.14	0	0	0	469	318
2016	0	640	0	0	640	178	0	0	27.9	63	80	17.87	319	40.03	0	0	0	319	197
2017	0	415	0	0	415	75	0	0	18.2	63	52	22.13	225	43.53	0	0	0	225	126
2018	0	269	0	0	269	32	0	0	11.8	63	34	28.70	141	42.05	0	0	0	141	72
2019	45	163	0	0	163	13	0	0	7.9	58	20	38.37	72	35.58	0	0	45	27	13
SUB	1645	10675	0	0	10675	2506	0	0	23.5	497	1330		6342		0	1600	45	4697	3607
REM	0	0	0	0	0	0	0	0	.0	0	0		0		0	0	0	0	0
TOT	1645	10675	0	0	10675	2506	0	0	23.5	497	1330		6342		0	1600	45	4697	3607

NET PRESENT VALUE (-M$-)

Discount Rate	.0%	5.0%	10.0%	15.0%	20.0%	25.0%	30.0%
FR After Roy & Oper.	6342	5695	5168	4732	4365	4052	3782
Proc & Other Income.	0	0	0	0	0	0	0
Capital Costs	1600	1569	1541	1514	1490	1468	1447
Abandonment Costs ..	45	30	21	15	10	7	5
Future Net Revenue .	4697	4095	3607	3203	2865	2577	2330

COMPANY SHARE

	1st Year	Average	Royalties	Oper Costs	FR After Roy&Oper	Capital Costs	Future NetRev
% Interest	100.0	100.0					
% of Future Revenue.			23.5	17.1	59.4	15.0	44.0

PROFITABILITY

COMPANY SHARE BASIS	Before Tax
Rate of Return (%)	220.9
Profit Index (undisc.)	2.9
(disc. @ 10.0%) .	2.3
(disc. @ 5.0%) .	2.6
First Payout (years)	1.0
Total Payout (years)	1.1
Cost of Finding ($/BOE)	12.37
NPV @ 10.0% ($/STB)	27.12
NPV @ 5.0% ($/STB)	30.79

Chapman Petroleum Engineering Ltd.

Table 5m

EVALUATION OF: Trout, Alberta - Probable Undeveloped

ERGO v7.41 P2 ENERGY SOLUTIONS PAGE 1
GLOBAL : 27-JUN-2011 5396_C$
EFF:01-JUN-2011 DISC:01-JUN-2011 PROD:01-APR-2012
RUN DATE: 8-JUL-2011 TIME: 13:59
FILE: OtrRE14.DAX

WELL/LOCATION - Loc.13-20-089-03 W5M (Upper Keg River)
EVALUATED BY -
COMPANY EVALUATED - Cougar Oil and Gas Canada Inc.
APPRAISAL FOR -
PROJECT - CONSTANT PRICES & COSTS

TRACT FACTOR - 100.0000 %
ULT POOL RESERVES - 133000 STB
PRODUCTION TO DATE - N/A
DECLINE INDICATOR - EXPONENTIAL
TOTAL CAPITAL COSTS - 1600 -M$-
TOTAL ABANDONMENT - 45 -M$- (2021)

INTEREST

AVG WI 100.0000%

ROYALTIES/TAXES

ALBERTA (CROWN ARF,NWRR,OIL PAR=LTE,GAS PAR,DEPTH 0)

Oil STB

Year	# of Wells	Price $/STB	Pool STB/D	Pool Vol	Company Share Gross	Company Share Net
2011	0	80.26	.0	0	0	0
2012	1	80.26	150.0	40650	40650	38618
2013	1	80.26	83.6	30086	30086	20684
2014	1	80.26	57.7	20775	20775	12465
2015	1	80.26	39.8	14345	14345	9121
2016	1	80.26	27.5	9905	9905	6889
2017	1	80.26	19.0	6840	6840	5198
2018	1	80.26	13.1	4723	4723	3938
2019	1	80.26	9.1	3261	3261	2886
2020	1	80.26	6.3	2252	2252	2072
2021	1	80.26	.5	162	162	152
SUB				133000	133000	102021
REM				0	0	0
TOT				133000	133000	102021

= P/T = COMPANY SHARE FUTURE NET REVENUE

Year	Capital &Aband Costs -M$-	FR Oil -M$-	FR SaleGas -M$-	FR Products -M$-	FR Total -M$-	Royalties Crown -M$-	Royalties Other -M$-	Royalties Mineral -M$-	Royalties -%-	Operating Costs Fixed -M$-	Operating Costs Variable -M$-	Operating Costs $/STB	FR After Roy&Oper -M$-	Net back $/STB	Proc& Other Income -M$-	Cap'l Costs -M$-	Aband Costs -M$-	Future Net Rev Undisc -M$-	Future Net Rev 10.0% -M$-
2011	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2012	1500	3263	0	0	3263	163	0	0	5.0	47	407	11.16	2646	65.09	0	1500	0	1146	1033
2013	0	2415	0	0	2415	755	0	0	31.3	63	301	12.09	1297	43.09	0	0	0	1297	1063
2014	100	1667	0	0	1667	667	0	0	40.0	63	208	13.02	730	35.14	0	100	0	630	469
2015	0	1151	0	0	1151	419	0	0	36.4	63	143	14.37	526	36.66	0	0	0	526	356
2016	0	795	0	0	795	242	0	0	30.5	63	99	16.33	391	39.48	0	0	0	391	241
2017	0	549	0	0	549	132	0	0	24.0	63	68	19.17	286	41.82	0	0	0	286	160
2018	0	379	0	0	379	63	0	0	16.6	63	47	23.29	206	43.64	0	0	0	206	105
2019	0	262	0	0	262	30	0	0	11.5	63	33	29.24	136	41.78	0	0	0	136	63
2020	0	181	0	0	181	14	0	0	8.0	63	23	37.86	81	35.98	0	0	0	81	34
2021	45	13	0	0	13	1	0	0	6.5	6	2	44.28	5	30.74	0	0	45	-40	-15
SUB	1645	10675	0	0	10675	2486	0	0	23.3	555	1330		6304		0	1600	45	4659	3509
REM	0	0	0	0	0	0	0	0	.0	0	0		0		0	0	0	0	0
TOT	1645	10675	0	0	10675	2486	0	0	23.3	555	1330		6304		0	1600	45	4659	3509

NET PRESENT VALUE (-M$-)

Discount Rate	.0%	5.0%	10.0%	15.0%	20.0%	25.0%	30.0%
FR After Roy & Oper.	6304	5550	4953	4472	4075	3743	3462
Proc & Other Income.	0	0	0	0	0	0	0
Capital Costs	1600	1509	1427	1354	1287	1227	1173
Abandonment Costs ..	45	28	17	11	7	5	3
Future Net Revenue .	4659	4013	3509	3107	2781	2511	2286

COMPANY SHARE

	1st Year	Average	Royalties	Oper Costs	FR After Roy&Oper	Capital Costs	Future NetRev
% Interest	100.0	100.0					
% of Future Revenue.			23.3	17.7	59.1	15.0	43.6

PROFITABILITY

COMPANY SHARE BASIS	Before Tax
Rate of Return (%)	999.9
Profit Index (undisc.)	2.8
(disc. @ 10.0%) .	2.4
(disc. @ 5.0%) .	2.6
First Payout (years)	.6
Total Payout (years)	1.2
Cost of Finding ($/BOE)	12.37
NPV @ 10.0% ($/STB)	26.39
NPV @ 5.0% ($/STB)	30.18

91 Chapman Petroleum Engineering Ltd.

Table 5n

EVALUATION OF: Trout, Alberta - Possible Undeveloped

ERGO v7.41 P2 ENERGY SOLUTIONS PAGE 1
GLOBAL : 27-JUN-2011 5396_C$
EFF:01-JUN-2011 DISC:01-JUN-2011 PROD:01-AUG-2012
RUN DATE: 8-JUL-2011 TIME: 13:56
FILE: OtrPSU2.DAX

WELL/LOCATION - Loc.06-07-089-03 W5M (Upper Keg River)
EVALUATED BY -
COMPANY EVALUATED - Cougar Oil and Gas Canada Inc.
APPRAISAL FOR -
PROJECT - CONSTANT PRICES & COSTS

TRACT FACTOR - 100.0000 %
ULT POOL RESERVES - 201000 STB
PRODUCTION TO DATE - N/A
DECLINE INDICATOR - EXPONENTIAL
TOTAL CAPITAL COSTS - 1675 -M$-
TOTAL ABANDONMENT - 45 -M$- (2028)

INTEREST

AVG WI 100.0000%

ROYALTIES/TAXES

ALBERTA (CROWN ARF,NWRR,OIL PAR=LTE,GAS PAR,DEPTH 0)

Oil STB

Year	# of Wells	Price $/STB	Pool STB/D	Pool Vol	Company Share Gross	Company Share Net
2011	0	80.26	.0	0	0	0
2012	1	80.26	160.0	24160	24160	22952
2013	1	80.26	90.9	32733	32733	26323
2014	1	80.26	74.9	26977	26977	16186
2015	1	80.26	61.8	22233	22233	13340
2016	1	80.26	50.9	18324	18324	10994
2017	1	80.26	41.9	15102	15102	9472
2018	1	80.26	34.6	12446	12446	8231
2019	1	80.26	28.5	10258	10258	7085
2020	1	80.26	23.5	8454	8454	6044
2021	1	80.26	19.4	6967	6967	5264
2022	1	80.26	16.0	5742	5742	4584
2023	1	80.26	13.1	4733	4733	3944
2024	1	80.26	10.8	3900	3900	3364
2025	1	80.26	8.9	3214	3214	2849
SUB				195244	195244	140632
REM				5756	5756	5276
TOT				201000	201000	145908

= P/T = COMPANY SHARE FUTURE NET REVENUE

Year	Capital &Aband Costs -M$-	Future Revenue (FR) Oil -M$-	SaleGas -M$-	Products -M$-	Total -M$-	Royalties Crown -M$-	Other -M$-	Mineral -M$-	-%-	Operating Costs Fixed -M$-	Variable -M$-	$/STB	FR After Roy&Oper -M$-	Net back $/STB	Proc& Other Income -M$-	Cap'l Costs -M$-	Aband Costs -M$-	Future Net Rev Undisc -M$-	10.0% -M$-
2011	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2012	1500	1939	0	0	1939	97	0	0	5.0	26	242	11.08	1574	65.16	0	1500	0	74	67
2013	0	2627	0	0	2627	514	0	0	19.6	63	327	11.92	1723	52.63	0	0	0	1723	1412
2014	175	2165	0	0	2165	866	0	0	40.0	63	270	12.33	967	35.83	0	175	0	792	590
2015	0	1784	0	0	1784	714	0	0	40.0	63	222	12.82	786	35.33	0	0	0	786	532
2016	0	1471	0	0	1471	588	0	0	40.0	63	183	13.42	636	34.73	0	0	0	636	392
2017	0	1212	0	0	1212	452	0	0	37.3	63	151	14.15	546	36.19	0	0	0	546	306
2018	0	999	0	0	999	338	0	0	33.9	63	124	15.04	473	38.04	0	0	0	473	241
2019	0	823	0	0	823	255	0	0	30.9	63	103	16.12	403	39.32	0	0	0	403	187
2020	0	679	0	0	679	193	0	0	28.5	63	85	17.42	338	39.96	0	0	0	338	142
2021	0	559	0	0	559	137	0	0	24.5	63	70	19.01	290	41.63	0	0	0	290	111
2022	0	461	0	0	461	93	0	0	20.2	63	57	20.93	248	43.14	0	0	0	248	86
2023	0	380	0	0	380	63	0	0	16.7	63	47	23.26	207	43.64	0	0	0	207	65
2024	0	313	0	0	313	43	0	0	13.7	63	39	26.09	168	43.14	0	0	0	168	48
2025	0	258	0	0	258	29	0	0	11.4	63	32	29.52	134	41.63	0	0	0	134	35
SUB	1675	15670	0	0	15670	4383	0	0	28.0	842	1952		8493		0	1675	0	6818	4214
REM	45	462	0	0	462	39	0	0	8.3	156	58		210		0	0	45	165	38
TOT	1720	16132	0	0	16132	4422	0	0	27.4	998	2010		8703		0	1675	45	6983	4252

NET PRESENT VALUE (-M$-)

Discount Rate	.0%	5.0%	10.0%	15.0%	20.0%	25.0%	30.0%
FR After Roy & Oper.	8703	6940	5744	4889	4251	3758	3366
Proc & Other Income.	0	0	0	0	0	0	0
Capital Costs	1675	1573	1483	1402	1330	1265	1206
Abandonment Costs ..	45	20	9	4	2	1	1
Future Net Revenue .	6983	5347	4252	3482	2919	2492	2159

COMPANY SHARE

	1st Year	Average	Royalties	Oper Costs	FR After Roy&Oper	Capital Costs	Future NetRev
% Interest	100.0	100.0					
% of Future Revenue.			27.4	18.6	53.9	10.4	43.3

PROFITABILITY

COMPANY SHARE BASIS	Before Tax
Rate of Return (%)	999.9
Profit Index (undisc.)	4.1
(disc. @ 10.0%) .	2.9
(disc. @ 5.0%) .	3.4
First Payout (years)	.6
Total Payout (years)	1.7
Cost of Finding ($/BOE)	8.56
NPV @ 10.0% ($/STB)	21.16
NPV @ 5.0% ($/STB)	26.60

Chapman Petroleum Engineering Ltd.

Table 5o

EVALUATION OF: Trout, Alberta - Possible Undeveloped

ERGO v7.41 P2 ENERGY SOLUTIONS PAGE 1
GLOBAL : 27-JUN-2011 5396_C$
EFF:01-JUN-2011 DISC:01-JUN-2011 PROD:01-AUG-2012
RUN DATE: 8-JUL-2011 TIME: 13:56
FILE: OtrPSU7.DAX

WELL/LOCATION - Loc.02-09-089-03 W5M (U&L Keg River & Granite Wash)
EVALUATED BY -
COMPANY EVALUATED - Cougar Oil and Gas Canada Inc.
APPRAISAL FOR -
PROJECT - CONSTANT PRICES & COSTS

TRACT FACTOR - 100.0000 %
ULT POOL RESERVES - 240000 STB
PRODUCTION TO DATE - N/A
DECLINE INDICATOR - EXPONENTIAL
TOTAL CAPITAL COSTS - 1650 -M$-
TOTAL ABANDONMENT - 45 -M$- (2030)

INTEREST

AVG WI 100.0000%

ROYALTIES/TAXES

ALBERTA (CROWN ARF,NWRR,OIL PAR=LTE,GAS PAR,DEPTH 0)

Oil STB

Year	# of Wells	Price $/STB	Pool STB/D	Pool Vol	Company Share Gross	Company Share Net
2011	0	80.26	.0	0	0	0
2012	1	80.26	170.0	25670	25670	24386
2013	1	80.26	100.8	36305	36305	29195
2014	1	80.26	84.5	30435	30435	18261
2015	1	80.26	70.9	25514	25514	15308
2016	1	80.26	59.4	21389	21389	12833
2017	1	80.26	49.8	17930	17930	10770
2018	1	80.26	41.8	15031	15031	9438
2019	1	80.26	35.0	12601	12601	8307
2020	1	80.26	29.3	10564	10564	7253
2021	1	80.26	24.6	8856	8856	6283
2022	1	80.26	20.6	7424	7424	5490
2023	1	80.26	17.3	6223	6223	4863
2024	1	80.26	14.5	5217	5217	4260
2025	1	80.26	12.1	4374	4374	3700
SUB				227532	227532	160348
REM				12468	12468	11192
TOT				240000	240000	171540

= P/T = COMPANY SHARE FUTURE NET REVENUE

Year	Capital &Aband Costs -M$-	Future Revenue (FR) Oil -M$-	SaleGas -M$-	Products -M$-	Total -M$-	Royalties Crown -M$-	Other -M$-	Mineral -M$-	-%-	Operating Costs Fixed -M$-	Variable -M$-	$/STB	FR After Roy&Oper -M$-	Net back $/STB	Proc& Other Income -M$-	Cap'l Costs -M$-	Aband Costs -M$-	Future Net Rev Undisc -M$-	10.0% -M$-
2011	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2012	1500	2060	0	0	2060	103	0	0	5.0	26	257	11.02	1674	65.23	0	1500	0	174	157
2013	0	2914	0	0	2914	571	0	0	19.6	63	363	11.73	1917	52.81	0	0	0	1917	1572
2014	150	2443	0	0	2443	977	0	0	40.0	63	304	12.06	1099	36.09	0	150	0	949	707
2015	0	2048	0	0	2048	819	0	0	40.0	63	255	12.46	911	35.70	0	0	0	911	617
2016	0	1717	0	0	1717	687	0	0	40.0	63	214	12.93	753	35.22	0	0	0	753	464
2017	0	1439	0	0	1439	575	0	0	39.9	63	179	13.50	622	34.71	0	0	0	622	348
2018	0	1206	0	0	1206	449	0	0	37.2	63	150	14.17	544	36.22	0	0	0	544	277
2019	0	1011	0	0	1011	345	0	0	34.1	63	126	14.98	478	37.93	0	0	0	478	221
2020	0	848	0	0	848	266	0	0	31.3	63	106	15.94	414	39.17	0	0	0	414	174
2021	0	711	0	0	711	206	0	0	29.0	63	89	17.09	353	39.86	0	0	0	353	135
2022	0	596	0	0	596	155	0	0	26.0	63	74	18.45	304	40.90	0	0	0	304	106
2023	0	499	0	0	499	109	0	0	21.9	63	62	20.08	265	42.64	0	0	0	265	84
2024	0	419	0	0	419	77	0	0	18.3	63	52	22.03	227	43.51	0	0	0	227	65
2025	0	351	0	0	351	54	0	0	15.4	63	44	24.35	190	43.55	0	0	0	190	50
SUB	1650	18262	0	0	18262	5392	0	0	29.5	842	2275		9752		0	1650	0	8102	4977
REM	45	1001	0	0	1001	102	0	0	10.2	284	125		490		0	0	45	445	95
TOT	1695	19262	0	0	19262	5495	0	0	28.5	1126	2400		10242		0	1650	45	8547	5072

NET PRESENT VALUE (-M$-)

Discount Rate	.0%	5.0%	10.0%	15.0%	20.0%	25.0%	30.0%
FR After Roy & Oper.	10242	8009	6543	5520	4770	4197	3745
Proc & Other Income.	0	0	0	0	0	0	0
Capital Costs	1650	1552	1464	1386	1316	1252	1195
Abandonment Costs ..	45	18	7	3	1	1	0
Future Net Revenue .	8547	6440	5072	4131	3452	2944	2550

COMPANY SHARE

	1st Year	Average	Royalties	Oper Costs	FR After Roy&Oper	Capital Costs	Future NetRev
% Interest	100.0	100.0					
% of Future Revenue.			28.5	18.3	53.2	8.6	44.4

PROFITABILITY

COMPANY SHARE BASIS	Before Tax
Rate of Return (%)	999.9
Profit Index (undisc.)	5.0
(disc. @ 10.0%) .	3.4
(disc. @ 5.0%) .	4.1
First Payout (years)	.6
Total Payout (years)	1.6
Cost of Finding ($/BOE)	7.06
NPV @ 10.0% ($/STB)	21.13
NPV @ 5.0% ($/STB)	26.83

Chapman Petroleum Engineering Ltd.

Table 5p

EVALUATION OF: Trout, Alberta - Possible Undeveloped

ERGO v7.41 PZ ENERGY SOLUTIONS PAGE 1
GLOBAL : 27-JUN-2011 5396_C$
EFF:01-JUN-2011 DISC:01-JUN-2011 PROD:01-OCT-2011
RUN DATE: 8-JUL-2011 TIME: 13:56
FILE: OtrPSU8.DAX

WELL/LOCATION - Loc.03-09-089-03 W5M (U&L Keg River & Granite Wash)
EVALUATED BY -
COMPANY EVALUATED - Cougar Oil and Gas Canada Inc.
APPRAISAL FOR -
PROJECT - CONSTANT PRICES & COSTS

TRACT FACTOR - 100.0000 %
ULT POOL RESERVES - 240000 STB
PRODUCTION TO DATE - N/A
DECLINE INDICATOR - EXPONENTIAL
TOTAL CAPITAL COSTS - 1600 -M$-
TOTAL ABANDONMENT - 45 -M$- (2029)

INTEREST

AVG WI 100.0000%

ROYALTIES/TAXES

ALBERTA (CROWN ARF,NWRR,OIL PAR=LTE,GAS PAR,DEPTH 0)

Oil STB

Year	# of Wells	Price $/STB	Pool STB/D	Pool Vol	Company Share Gross	Company Share Net
2011	1	80.26	180.0	16380	16380	15561
2012	1	80.26	105.4	37941	37941	32725
2013	1	80.26	88.3	31784	31784	19070
2014	1	80.26	74.0	26626	26626	15975
2015	1	80.26	62.0	22305	22305	13383
2016	1	80.26	51.9	18685	18685	11211
2017	1	80.26	43.5	15652	15652	9736
2018	1	80.26	36.4	13112	13112	8554
2019	1	80.26	30.5	10984	10984	7480
2020	1	80.26	25.6	9202	9202	6486
2021	1	80.26	21.4	7708	7708	5624
2022	1	80.26	17.9	6457	6457	4993
2023	1	80.26	15.0	5409	5409	4381
2024	1	80.26	12.6	4531	4531	3809
2025	1	80.26	10.5	3796	3796	3288
SUB				230573	230573	162276
REM				9427	9427	8549
TOT				240000	240000	170825

= P/T = COMPANY SHARE FUTURE NET REVENUE

Year	Capital &Aband Costs -M$-	Future Revenue (FR) Oil -M$-	SaleGas -M$-	Products -M$-	Total -M$-	Royalties Crown -M$-	Other -M$-	Mineral -M$-	-%-	Operating Costs Fixed -M$-	Variable -M$-	$/STB	FR After Roy&Oper -M$-	Net back $/STB	Proc& Other Income -M$-	Cap'l Costs -M$-	Aband Costs -M$-	Future Net Rev Undisc -M$-	10.0% -M$-
2011	1500	1315	0	0	1315	66	0	0	5.0	16	164	10.96	1069	65.29	0	1500	0	-431	-419
2012	0	3045	0	0	3045	419	0	0	13.7	63	379	11.65	2184	57.57	0	0	0	2184	1969
2013	0	2551	0	0	2551	1020	0	0	40.0	63	318	11.97	1150	36.18	0	0	0	1150	943
2014	100	2137	0	0	2137	855	0	0	40.0	63	266	12.36	953	35.80	0	100	0	853	636
2015	0	1790	0	0	1790	716	0	0	40.0	63	223	12.81	788	35.34	0	0	0	788	534
2016	0	1500	0	0	1500	600	0	0	40.0	63	187	13.36	650	34.80	0	0	0	650	400
2017	0	1256	0	0	1256	475	0	0	37.8	63	157	14.01	562	35.92	0	0	0	562	315
2018	0	1052	0	0	1052	366	0	0	34.8	63	131	14.79	493	37.58	0	0	0	493	251
2019	0	882	0	0	882	281	0	0	31.9	63	110	15.71	428	38.94	0	0	0	428	198
2020	0	739	0	0	739	218	0	0	29.5	63	92	16.82	366	39.75	0	0	0	366	154
2021	0	619	0	0	619	167	0	0	27.0	63	77	18.14	312	40.42	0	0	0	312	119
2022	0	518	0	0	518	118	0	0	22.7	63	65	19.72	273	42.35	0	0	0	273	95
2023	0	434	0	0	434	83	0	0	19.0	63	54	21.60	235	43.40	0	0	0	235	74
2024	0	364	0	0	364	58	0	0	16.0	63	45	23.85	198	43.61	0	0	0	198	57
2025	0	305	0	0	305	41	0	0	13.4	63	38	26.53	163	42.99	0	0	0	163	43
SUB	1600	18506	0	0	18506	5482	0	0	29.6	894	2306		9824		0	1600	0	8224	5369
REM	45	757	0	0	757	70	0	0	9.3	232	94		359		0	0	45	314	69
TOT	1645	19262	0	0	19262	5552	0	0	28.8	1127	2400		10184		0	1600	45	8539	5438

NET PRESENT VALUE (-M$-)

Discount Rate	.0%	5.0%	10.0%	15.0%	20.0%	25.0%	30.0%
FR After Roy & Oper.	10184	8257	6979	6080	5416	4906	4501
Proc & Other Income.	0	0	0	0	0	0	0
Capital Costs	1600	1565	1533	1505	1479	1455	1433
Abandonment Costs ..	45	19	8	4	2	1	0
Future Net Revenue .	8539	6673	5438	4572	3936	3450	3068

COMPANY SHARE

	1st Year	Average	Royalties	Oper Costs	FR After Roy&Oper	Capital Costs	Future NetRev
% Interest	100.0	100.0					
% of Future Revenue.			28.8	18.3	52.9	8.3	44.3

PROFITABILITY

COMPANY SHARE BASIS	Before Tax
Rate of Return (%)	742.4
Profit Index (undisc.)	5.2
(disc. @ 10.0%) .	3.5
(disc. @ 5.0%) .	4.2
First Payout (years)	.8
Total Payout (years)	.8
Cost of Finding ($/BOE)	6.85
NPV @ 10.0% ($/STB)	22.66
NPV @ 5.0% ($/STB)	27.81

Chapman Petroleum Engineering Ltd.

EVALUATION OF: Trout, Alberta - Possible Undeveloped

ERGO v7.41   P2 ENERGY SOLUTIONS   PAGE   1
GLOBAL : 27-JUN-2011 5396_C$
EFF:01-JUN-2011 DISC:01-JUN-2011 PROD:01-NOV-2012
RUN DATE: 8-JUL-2011 TIME: 13:57
FILE: OtrPSU9.DAX

WELL/LOCATION   - Loc.11-09-089-03 W5M (Upper Keg River)
EVALUATED BY   -
COMPANY EVALUATED - Cougar Oil and Gas Canada Inc.
APPRAISAL FOR   -
PROJECT   - CONSTANT PRICES & COSTS

TRACT FACTOR   -   100.0000 %
ULT POOL RESERVES   -   240000 STB
PRODUCTION TO DATE -   N/A
DECLINE INDICATOR   -   EXPONENTIAL
TOTAL CAPITAL COSTS -   1675 -M$-
TOTAL ABANDONMENT   -   45 -M$- (2031)

INTEREST

AVG WI 100.0000%

ROYALTIES/TAXES

ALBERTA (CROWN ARF,NWRR,OIL PAR=LTE,GAS PAR,DEPTH 0)

Oil STB

Year	# of Wells	Price $/STB	Pool STB/D	Pool Vol	Company Share Gross	Company Share Net
2011	0	80.26	.0	0	0	0
2012	1	80.26	180.0	10800	10800	10260
2013	1	80.26	105.6	38021	38021	33902
2014	1	80.26	88.9	31988	31988	19193
2015	1	80.26	74.8	26913	26913	16148
2016	1	80.26	62.9	22642	22642	13585
2017	1	80.26	52.9	19050	19050	11430
2018	1	80.26	44.5	16027	16027	9913
2019	1	80.26	37.5	13484	13484	8729
2020	1	80.26	31.5	11344	11344	7670
2021	1	80.26	26.5	9544	9544	6684
2022	1	80.26	22.3	8030	8030	5786
2023	1	80.26	18.8	6756	6756	5154
2024	1	80.26	15.8	5684	5684	4549
2025	1	80.26	13.3	4782	4782	3977
SUB				225065	225065	156980
REM				14935	14935	13307
TOT				240000	240000	170288

= P/T = == COMPANY SHARE FUTURE NET REVENUE ==

Year	Capital &Aband Costs -M$-	Future Revenue (FR) Oil -M$-	SaleGas -M$-	Products -M$-	Total -M$-	Royalties Crown -M$-	Other -M$-	Mineral -M$-	%	Operating Costs Fixed -M$-	Variable -M$-	$/STB	FR After Roy&Oper -M$-	Net back $/STB	Proc& Other Income -M$-	Cap'l Costs -M$-	Aband Costs -M$-	Future Net Rev Undisc -M$-	10.0% -M$-
2011	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2012	1500	867	0	0	867	43	0	0	5.0	10	108	10.97	705	65.28	0	1500	0	-795	-717
2013	0	3052	0	0	3052	331	0	0	10.8	63	380	11.65	2278	59.91	0	0	0	2278	1867
2014	175	2567	0	0	2567	1027	0	0	40.0	63	320	11.96	1158	36.19	0	175	0	983	732
2015	0	2160	0	0	2160	864	0	0	40.0	63	269	12.33	964	35.82	0	0	0	964	653
2016	0	1817	0	0	1817	727	0	0	40.0	63	226	12.77	801	35.38	0	0	0	801	493
2017	0	1529	0	0	1529	612	0	0	40.0	63	190	13.29	664	34.86	0	0	0	664	372
2018	0	1286	0	0	1286	491	0	0	38.1	63	160	13.91	573	35.73	0	0	0	573	291
2019	0	1082	0	0	1082	382	0	0	35.3	63	135	14.65	503	37.31	0	0	0	503	233
2020	0	911	0	0	911	295	0	0	32.4	63	113	15.53	439	38.73	0	0	0	439	185
2021	0	766	0	0	766	230	0	0	30.0	63	95	16.57	378	39.63	0	0	0	378	145
2022	0	644	0	0	644	180	0	0	27.9	63	80	17.81	321	40.02	0	0	0	321	112
2023	0	542	0	0	542	129	0	0	23.7	63	68	19.29	283	41.94	0	0	0	283	90
2024	0	456	0	0	456	91	0	0	20.0	63	57	21.04	245	43.19	0	0	0	245	71
2025	0	384	0	0	384	65	0	0	16.8	63	48	23.12	209	43.63	0	0	0	209	54
SUB	1675	18064	0	0	18064	5465	0	0	30.3	826	2251		9522		0	1675	0	7847	4581
REM	45	1199	0	0	1199	131	0	0	10.9	323	149		596		0	0	45	551	116
TOT	1720	19262	0	0	19262	5595	0	0	29.0	1149	2400		10118		0	1675	45	8398	4697

============================= NET PRESENT VALUE (-M$-)============================

Discount Rate	.0%	5.0%	10.0%	15.0%	20.0%	25.0%	30.0%
FR After Roy & Oper.	10118	7732	6187	5121	4347	3762	3306
Proc & Other Income.	0	0	0	0	0	0	0
Capital Costs	1675	1573	1483	1402	1330	1265	1206
Abandonment Costs ..	45	17	7	3	1	1	0
Future Net Revenue .	8398	6142	4697	3716	3016	2497	2100

========================= COMPANY SHARE =========================

	1st Year	Average	Royalties	Oper Costs	FR After Roy&Oper	Capital Costs	Future NetRev
% Interest	100.0	100.0					
% of Future Revenue.			29.0	18.4	52.5	8.7	43.6

===================== PROFITABILITY =====================

COMPANY SHARE BASIS	Before Tax
Rate of Return (%)	237.4
Profit Index (undisc.)	4.9
(disc. @ 10.0%) .	3.2
(disc. @ 5.0%) .	3.9
First Payout (years)	1.9
Total Payout (years)	2.0
Cost of Finding ($/BOE)	7.17
NPV @ 10.0% ($/STB)	19.57
NPV @ 5.0% ($/STB)	25.59

Chapman Petroleum Engineering Ltd.

Table 5r

EVALUATION OF: Trout, Alberta - Possible Undeveloped

ERGO v7.41 P2 ENERGY SOLUTIONS PAGE 1
GLOBAL : 27-JUN-2011 5396_C$
EFF:01-JUN-2011 DISC:01-JUN-2011 PROD:01-OCT-2011
RUN DATE: 8-JUL-2011 TIME: 13:57
FILE: OtrPSU10.DAX

WELL/LOCATION - Loc.15-09-089-03 W5M (Upper Keg River)
EVALUATED BY -
COMPANY EVALUATED - Cougar Oil and Gas Canada Inc.
APPRAISAL FOR -
PROJECT - CONSTANT PRICES & COSTS

TRACT FACTOR - 100.0000 %
ULT POOL RESERVES - 240000 STB
PRODUCTION TO DATE - N/A
DECLINE INDICATOR - EXPONENTIAL
TOTAL CAPITAL COSTS - 1600 -M$-
TOTAL ABANDONMENT - 45 -M$- (2029)

INTEREST

AVG WI 100.0000%

ROYALTIES/TAXES

ALBERTA (CROWN ARF,NWRR,OIL PAR=LTE,GAS PAR,DEPTH 0)

Oil STB

Year	# of Wells	Price $/STB	Pool STB/D	Pool Vol	Company Share Gross	Company Share Net
2011	1	80.26	180.0	16380	16380	15561
2012	1	80.26	105.4	37941	37941	32725
2013	1	80.26	88.3	31784	31784	19070
2014	1	80.26	74.0	26626	26626	15975
2015	1	80.26	62.0	22305	22305	13383
2016	1	80.26	51.9	18685	18685	11211
2017	1	80.26	43.5	15652	15652	9736
2018	1	80.26	36.4	13112	13112	8554
2019	1	80.26	30.5	10984	10984	7480
2020	1	80.26	25.6	9202	9202	6486
2021	1	80.26	21.4	7708	7708	5624
2022	1	80.26	17.9	6457	6457	4993
2023	1	80.26	15.0	5409	5409	4381
2024	1	80.26	12.6	4531	4531	3809
2025	1	80.26	10.5	3796	3796	3288
SUB				230573	230573	162276
REM				9427	9427	8549
TOT				240000	240000	170825

= P/T = COMPANY SHARE FUTURE NET REVENUE

Year	Capital &Aband Costs -M$-	FR Oil -M$-	FR SaleGas -M$-	FR Products -M$-	FR Total -M$-	Royalties Crown -M$-	Royalties Other -M$-	Royalties Mineral -M$-	Royalties -%-	Oper. Costs Fixed -M$-	Oper. Costs Variable -M$-	Oper. Costs $/STB	FR After Roy&Oper -M$-	Net back $/STB	Proc& Other Income -M$-	Cap'l Costs -M$-	Aband Costs -M$-	Future Net Rev Undisc -M$-	Future Net Rev 10.0% -M$-
2011	1500	1315	0	0	1315	66	0	0	5.0	16	164	10.96	1069	65.29	0	1500	0	-431	-419
2012	0	3045	0	0	3045	419	0	0	13.7	63	379	11.65	2184	57.57	0	0	0	2184	1969
2013	0	2551	0	0	2551	1020	0	0	40.0	63	318	11.97	1150	36.18	0	0	0	1150	943
2014	100	2137	0	0	2137	855	0	0	40.0	63	266	12.36	953	35.80	0	100	0	853	636
2015	0	1790	0	0	1790	716	0	0	40.0	63	223	12.81	788	35.34	0	0	0	788	534
2016	0	1500	0	0	1500	600	0	0	40.0	63	187	13.36	650	34.80	0	0	0	650	400
2017	0	1256	0	0	1256	475	0	0	37.8	63	157	14.01	562	35.92	0	0	0	562	315
2018	0	1052	0	0	1052	366	0	0	34.8	63	131	14.79	493	37.58	0	0	0	493	251
2019	0	882	0	0	882	281	0	0	31.9	63	110	15.71	428	38.94	0	0	0	428	198
2020	0	739	0	0	739	218	0	0	29.5	63	92	16.82	366	39.75	0	0	0	366	154
2021	0	619	0	0	619	167	0	0	27.0	63	77	18.14	312	40.42	0	0	0	312	119
2022	0	518	0	0	518	118	0	0	22.7	63	65	19.72	273	42.35	0	0	0	273	95
2023	0	434	0	0	434	83	0	0	19.0	63	54	21.60	235	43.40	0	0	0	235	74
2024	0	364	0	0	364	58	0	0	16.0	63	45	23.85	198	43.61	0	0	0	198	57
2025	0	305	0	0	305	41	0	0	13.4	63	38	26.53	163	42.99	0	0	0	163	43
SUB	1600	18506	0	0	18506	5482	0	0	29.6	894	2306		9824		0	1600	0	8224	5369
REM	45	757	0	0	757	70	0	0	9.3	232	94		359		0	0	45	314	69
TOT	1645	19262	0	0	19262	5552	0	0	28.8	1127	2400		10184		0	1600	45	8539	5438

NET PRESENT VALUE (-M$-)

Discount Rate	.0%	5.0%	10.0%	15.0%	20.0%	25.0%	30.0%
FR After Roy & Oper.	10184	8257	6979	6080	5416	4906	4501
Proc & Other Income.	0	0	0	0	0	0	0
Capital Costs	1600	1565	1533	1505	1479	1455	1433
Abandonment Costs ..	45	19	8	4	2	1	0
Future Net Revenue .	8539	6673	5438	4572	3936	3450	3068

COMPANY SHARE

	1st Year	Average	Royalties	Oper Costs	FR After Roy&Oper	Capital Costs	Future NetRev
% Interest	100.0	100.0					
% of Future Revenue.			28.8	18.3	52.9	8.3	44.3

PROFITABILITY

COMPANY SHARE BASIS	Before Tax
Rate of Return (%)	742.4
Profit Index (undisc.)	5.2
(disc. @ 10.0%) .	3.5
(disc. @ 5.0%) .	4.2
First Payout (years)	.8
Total Payout (years)	.8
Cost of Finding ($/BOE)	6.85
NPV @ 10.0% ($/STB)	22.66
NPV @ 5.0% ($/STB)	27.81

96

Chapman Petroleum Engineering Ltd.

Table 5s

EVALUATION OF: Trout, Alberta - Possible Undeveloped

ERGO v7.41 P2 ENERGY SOLUTIONS PAGE 1
GLOBAL : 27-JUN-2011 5396_C$
EFF:01-JUN-2011 DISC:01-JUN-2011 PROD:01-OCT-2011
RUN DATE: 8-JUL-2011 TIME: 13:58
FILE: OtrPSU11.DAX

WELL/LOCATION - Loc.03-18-089-03 W5M (U&L Keg River & Granite Wash)
EVALUATED BY -
COMPANY EVALUATED - Cougar Oil and Gas Canada Inc.
APPRAISAL FOR -
PROJECT - CONSTANT PRICES & COSTS

TRACT FACTOR - 100.0000 %
ULT POOL RESERVES - 240000 STB
PRODUCTION TO DATE - N/A
DECLINE INDICATOR - EXPONENTIAL
TOTAL CAPITAL COSTS - 1600 -M$-
TOTAL ABANDONMENT - 45 -M$- (2029)

INTEREST

AVG WI 100.0000%

ROYALTIES/TAXES

ALBERTA (CROWN ARF,NWRR,OIL PAR=LTE,GAS PAR,DEPTH 0)

Oil STB

Year	# of Wells	Price $/STB	Pool STB/D	Pool Vol	Company Share Gross	Company Share Net
2011	1	80.26	180.0	16380	16380	15561
2012	1	80.26	105.4	37941	37941	32725
2013	1	80.26	88.3	31784	31784	19070
2014	1	80.26	74.0	26626	26626	15975
2015	1	80.26	62.0	22305	22305	13383
2016	1	80.26	51.9	18685	18685	11211
2017	1	80.26	43.5	15652	15652	9736
2018	1	80.26	36.4	13112	13112	8554
2019	1	80.26	30.5	10984	10984	7480
2020	1	80.26	25.6	9202	9202	6486
2021	1	80.26	21.4	7708	7708	5624
2022	1	80.26	17.9	6457	6457	4993
2023	1	80.26	15.0	5409	5409	4381
2024	1	80.26	12.6	4531	4531	3809
2025	1	80.26	10.5	3796	3796	3288
SUB				230573	230573	162276
REM				9427	9427	8549
TOT				240000	240000	170825

= P/T = COMPANY SHARE FUTURE NET REVENUE

Year	Capital &Aband Costs -M$-	Future Revenue (FR) Oil -M$-	SaleGas -M$-	Products -M$-	Total -M$-	Royalties Crown -M$-	Other -M$-	Mineral -M$-	-%-	Operating Costs Fixed -M$-	Variable -M$-	$/STB	FR After Roy&Oper -M$-	Net back $/STB	Proc& Other Income -M$-	Cap'l Costs -M$-	Aband Costs -M$-	Future Net Rev Undisc -M$-	10.0% -M$-
2011	1500	1315	0	0	1315	66	0	0	5.0	16	164	10.96	1069	65.29	0	1500	0	-431	-419
2012	0	3045	0	0	3045	419	0	0	13.7	63	379	11.65	2184	57.57	0	0	0	2184	1969
2013	0	2551	0	0	2551	1020	0	0	40.0	63	318	11.97	1150	36.18	0	0	0	1150	943
2014	100	2137	0	0	2137	855	0	0	40.0	63	266	12.36	953	35.80	0	100	0	853	636
2015	0	1790	0	0	1790	716	0	0	40.0	63	223	12.81	788	35.34	0	0	0	788	534
2016	0	1500	0	0	1500	600	0	0	40.0	63	187	13.36	650	34.80	0	0	0	650	400
2017	0	1256	0	0	1256	475	0	0	37.8	63	157	14.01	562	35.92	0	0	0	562	315
2018	0	1052	0	0	1052	366	0	0	34.8	63	131	14.79	493	37.58	0	0	0	493	251
2019	0	882	0	0	882	281	0	0	31.9	63	110	15.71	428	38.94	0	0	0	428	198
2020	0	739	0	0	739	218	0	0	29.5	63	92	16.82	366	39.75	0	0	0	366	154
2021	0	619	0	0	619	167	0	0	27.0	63	77	18.14	312	40.42	0	0	0	312	119
2022	0	518	0	0	518	118	0	0	22.7	63	65	19.72	273	42.35	0	0	0	273	95
2023	0	434	0	0	434	83	0	0	19.0	63	54	21.60	235	43.40	0	0	0	235	74
2024	0	364	0	0	364	58	0	0	16.0	63	45	23.85	198	43.61	0	0	0	198	57
2025	0	305	0	0	305	41	0	0	13.4	63	38	26.53	163	42.99	0	0	0	163	43
SUB	1600	18506	0	0	18506	5482	0	0	29.6	894	2306		9824		0	1600	0	8224	5369
REM	45	757	0	0	757	70	0	0	9.3	232	94		359		0	0	45	314	69
TOT	1645	19262	0	0	19262	5552	0	0	28.8	1127	2400		10184		0	1600	45	8539	5438

NET PRESENT VALUE (-M$-)

Discount Rate	.0%	5.0%	10.0%	15.0%	20.0%	25.0%	30.0%
FR After Roy & Oper.	10184	8257	6979	6080	5416	4906	4501
Proc & Other Income.	0	0	0	0	0	0	0
Capital Costs	1600	1565	1533	1505	1479	1455	1433
Abandonment Costs ..	45	19	8	4	2	1	0
Future Net Revenue .	8539	6673	5438	4572	3936	3450	3068

COMPANY SHARE

	1st Year	Average	Royalties	Oper Costs	FR After Roy&Oper	Capital Costs	Future NetRev
% Interest	100.0	100.0					
% of Future Revenue.			28.8	18.3	52.9	8.3	44.3

PROFITABILITY

COMPANY SHARE BASIS	Before Tax
Rate of Return (%)	742.4
Profit Index (undisc.)	5.2
(disc. @ 10.0%) .	3.5
(disc. @ 5.0%) .	4.2
First Payout (years)	.8
Total Payout (years)	.8
Cost of Finding ($/BOE)	6.85
NPV @ 10.0% ($/STB)	22.66
NPV @ 5.0% ($/STB)	27.81

Table 5t

EVALUATION OF: Trout, Alberta - Possible Undeveloped

ERGO v7.41 P2 ENERGY SOLUTIONS PAGE 1
GLOBAL : 27-JUN-2011 5396_C$
EFF:01-JUN-2011 DISC:01-JUN-2011 PROD:01-OCT-2011
RUN DATE: 8-JUL-2011 TIME: 13:58
FILE: OtrPSU12.DAX

WELL/LOCATION - Loc.03-19-089-03 W5M (Upper Keg River)
EVALUATED BY -
COMPANY EVALUATED - Cougar Oil and Gas Canada Inc.
APPRAISAL FOR -
PROJECT - CONSTANT PRICES & COSTS

TRACT FACTOR - 100.0000 %
ULT POOL RESERVES - 201000 STB
PRODUCTION TO DATE - N/A
DECLINE INDICATOR - EXPONENTIAL
TOTAL CAPITAL COSTS - 1575 -M$-
TOTAL ABANDONMENT - 45 -M$- (2028)

INTEREST

AVG WI 100.0000%

ROYALTIES/TAXES

ALBERTA (CROWN ARF,NWRR,OIL PAR=LTE,GAS PAR,DEPTH 0)

Oil STB

Year	# of Wells	Price $/STB	Pool STB/D	Pool Vol	Company Share Gross	Company Share Net
2011	1	80.26	165.0	15015	15015	14264
2012	1	80.26	91.3	32884	32884	28362
2013	1	80.26	76.0	27361	27361	16416
2014	1	80.26	63.2	22765	22765	13659
2015	1	80.26	52.6	18941	18941	11365
2016	1	80.26	43.8	15760	15760	9787
2017	1	80.26	36.4	13113	13113	8554
2018	1	80.26	30.3	10910	10910	7440
2019	1	80.26	25.2	9078	9078	6414
2020	1	80.26	21.0	7553	7553	5552
2021	1	80.26	17.5	6284	6284	4897
2022	1	80.26	14.5	5229	5229	4267
2023	1	80.26	12.1	4350	4350	3684
2024	1	80.26	10.1	3620	3620	3157
2025	1	80.26	8.4	3012	3012	2691
SUB				195873	195873	140511
REM				5127	5127	4715
TOT				201000	201000	145225

= P/T = COMPANY SHARE FUTURE NET REVENUE

Year	Capital &Aband Costs -M$-	FR Oil -M$-	FR SaleGas -M$-	FR Products -M$-	FR Total -M$-	Royalties Crown -M$-	Royalties Other -M$-	Royalties Mineral -M$-	Royalties -%-	Op. Costs Fixed -M$-	Op. Costs Variable -M$-	Op. Costs $/STB	FR After Roy&Oper -M$-	Net back $/STB	Proc& Other Income -M$-	Cap'l Costs -M$-	Aband Costs -M$-	Future Net Rev Undisc -M$-	Future Net Rev 10.0% -M$-
2011	1500	1205	0	0	1205	60	0	0	5.0	16	150	11.05	979	65.20	0	1500	0	-521	-507
2012	0	2639	0	0	2639	363	0	0	13.7	63	329	11.91	1885	57.32	0	0	0	1885	1699
2013	0	2196	0	0	2196	878	0	0	40.0	63	274	12.29	981	35.86	0	0	0	981	804
2014	75	1827	0	0	1827	731	0	0	40.0	63	228	12.76	806	35.40	0	75	0	731	545
2015	0	1520	0	0	1520	608	0	0	40.0	63	189	13.31	660	34.84	0	0	0	660	447
2016	0	1265	0	0	1265	479	0	0	37.9	63	158	13.98	565	35.86	0	0	0	565	348
2017	0	1052	0	0	1052	366	0	0	34.8	63	131	14.79	493	37.57	0	0	0	493	276
2018	0	876	0	0	876	279	0	0	31.8	63	109	15.75	425	38.98	0	0	0	425	216
2019	0	729	0	0	729	214	0	0	29.3	63	91	16.91	361	39.79	0	0	0	361	167
2020	0	606	0	0	606	161	0	0	26.5	63	76	18.31	307	40.69	0	0	0	307	129
2021	0	504	0	0	504	111	0	0	22.1	63	63	19.98	267	42.56	0	0	0	267	102
2022	0	420	0	0	420	77	0	0	18.4	63	52	22.00	227	43.50	0	0	0	227	79
2023	0	349	0	0	349	53	0	0	15.3	63	44	24.42	189	43.54	0	0	0	189	60
2024	0	291	0	0	291	37	0	0	12.8	63	36	27.33	154	42.68	0	0	0	154	44
2025	0	242	0	0	242	26	0	0	10.6	63	30	30.83	123	40.88	0	0	0	123	32
SUB	1575	15721	0	0	15721	4443	0	0	28.3	894	1959		8425		0	1575	0	6850	4443
REM	45	412	0	0	412	33	0	0	8.0	144	51		183		0	0	45	138	32
TOT	1620	16132	0	0	16132	4476	0	0	27.7	1038	2010		8608		0	1575	45	6988	4476

NET PRESENT VALUE (-M$-)

Discount Rate	.0%	5.0%	10.0%	15.0%	20.0%	25.0%	30.0%
FR After Roy & Oper.	8608	7052	5999	5249	4689	4257	3913
Proc & Other Income.	0	0	0	0	0	0	0
Capital Costs	1575	1543	1515	1489	1465	1443	1422
Abandonment Costs ..	45	20	9	4	2	1	1
Future Net Revenue .	6988	5489	4476	3756	3223	2813	2490

COMPANY SHARE

	1st Year	Average	Royalties	Oper Costs	FR After Roy&Oper	Capital Costs	Future NetRev
% Interest	100.0	100.0					
% of Future Revenue.			27.7	18.9	53.4	9.8	43.3

PROFITABILITY

COMPANY SHARE BASIS	Before Tax
Rate of Return (%)	473.6
Profit Index (undisc.)	4.3
(disc. @ 10.0%) .	2.9
(disc. @ 5.0%) .	3.5
First Payout (years)	.9
Total Payout (years)	.9
Cost of Finding ($/BOE)	8.06
NPV @ 10.0% ($/STB)	22.27
NPV @ 5.0% ($/STB)	27.31

Table 5u

EVALUATION OF: Trout, Alberta - Possible Undeveloped

ERGO v7.41 P2 ENERGY SOLUTIONS PAGE 1
GLOBAL : 27-JUN-2011 5396_C$
EFF:01-JUN-2011 DISC:01-JUN-2011 PROD:01-NOV-2012
RUN DATE: 8-JUL-2011 TIME: 13:58
FILE: OtrPSU13.DAX

WELL/LOCATION - Loc.06-19-089-03 W5M (Upper Keg River)
EVALUATED BY -
COMPANY EVALUATED - Cougar Oil and Gas Canada Inc.
APPRAISAL FOR -
PROJECT - CONSTANT PRICES & COSTS

TRACT FACTOR - 100.0000 %
ULT POOL RESERVES - 201000 STB
PRODUCTION TO DATE - N/A
DECLINE INDICATOR - EXPONENTIAL
TOTAL CAPITAL COSTS - 1600 -M$-
TOTAL ABANDONMENT - 45 -M$- (2029)

INTEREST

AVG WI 100.0000%

ROYALTIES/TAXES

ALBERTA (CROWN ARF,NWRR,OIL PAR=LTE,GAS PAR,DEPTH 0)

Oil STB

Year	# of Wells	Price $/STB	Pool STB/D	Pool Vol	Company Share Gross	Company Share Net
2011	0	80.26	.0	0	0	0
2012	1	80.26	165.0	9900	9900	9405
2013	1	80.26	91.6	32963	32963	29392
2014	1	80.26	76.6	27561	27561	16537
2015	1	80.26	64.0	23045	23045	13827
2016	1	80.26	53.5	19269	19269	11561
2017	1	80.26	44.8	16111	16111	9952
2018	1	80.26	37.4	13471	13471	8724
2019	1	80.26	31.3	11264	11264	7628
2020	1	80.26	26.2	9418	9418	6611
2021	1	80.26	21.9	7875	7875	5700
2022	1	80.26	18.3	6585	6585	5062
2023	1	80.26	15.3	5506	5506	4440
2024	1	80.26	12.8	4603	4603	3858
2025	1	80.26	10.7	3849	3849	3327
SUB				191420	191420	136023
REM				9580	9580	8681
TOT				201000	201000	144704

= P/T = COMPANY SHARE FUTURE NET REVENUE

Year	Capital &Aband Costs -M$-	Future Revenue (FR) Oil -M$-	SaleGas -M$-	Products -M$-	Total -M$-	Royalties Crown -M$-	Other -M$-	Mineral -M$-	-%-	Operating Costs Fixed -M$-	Variable -M$-	$/STB	FR After Roy&Oper -M$-	Net back $/STB	Proc& Other Income -M$-	Cap'l Costs -M$-	Aband Costs -M$-	Future Net Rev Undisc -M$-	10.0% -M$-
2011	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2012	1500	795	0	0	795	40	0	0	5.0	10	99	11.05	645	65.19	0	1500	0	-855	-771
2013	0	2646	0	0	2646	287	0	0	10.8	63	330	11.90	1967	59.66	0	0	0	1967	1612
2014	100	2212	0	0	2212	885	0	0	40.0	63	276	12.28	989	35.88	0	100	0	889	662
2015	0	1850	0	0	1850	740	0	0	40.0	63	230	12.72	817	35.43	0	0	0	817	553
2016	0	1547	0	0	1547	619	0	0	40.0	63	193	13.26	672	34.90	0	0	0	672	414
2017	0	1293	0	0	1293	494	0	0	38.2	63	161	13.89	575	35.68	0	0	0	575	322
2018	0	1081	0	0	1081	381	0	0	35.2	63	135	14.66	503	37.32	0	0	0	503	256
2019	0	904	0	0	904	292	0	0	32.3	63	113	15.57	437	38.78	0	0	0	437	202
2020	0	756	0	0	756	225	0	0	29.8	63	94	16.66	374	39.68	0	0	0	374	157
2021	0	632	0	0	632	175	0	0	27.6	63	79	17.97	316	40.12	0	0	0	316	121
2022	0	528	0	0	528	122	0	0	23.1	63	66	19.53	278	42.18	0	0	0	278	97
2023	0	442	0	0	442	86	0	0	19.4	63	55	21.40	239	43.33	0	0	0	239	75
2024	0	369	0	0	369	60	0	0	16.2	63	46	23.63	201	43.63	0	0	0	201	58
2025	0	309	0	0	309	42	0	0	13.6	63	38	26.30	166	43.07	0	0	0	166	43
SUB	1600	15363	0	0	15363	4446	0	0	28.9	826	1914		8177		0	1600	0	6577	3802
REM	45	769	0	0	769	72	0	0	9.4	235	96		366		0	0	45	321	71
TOT	1645	16132	0	0	16132	4518	0	0	28.0	1061	2010		8543		0	1600	45	6898	3873

NET PRESENT VALUE (-M$-)

Discount Rate	.0%	5.0%	10.0%	15.0%	20.0%	25.0%	30.0%
FR After Roy & Oper.	8543	6593	5308	4410	3754	3255	2865
Proc & Other Income.	0	0	0	0	0	0	0
Capital Costs	1600	1509	1427	1354	1287	1227	1173
Abandonment Costs ..	45	19	8	4	2	1	0
Future Net Revenue .	6898	5066	3873	3053	2465	2027	1692

COMPANY SHARE

	1st Year	Average	Royalties	Oper Costs	FR After Roy&Oper	Capital Costs	Future NetRev
% Interest	100.0	100.0					
% of Future Revenue.			28.0	19.0	53.0	9.9	42.8

PROFITABILITY

COMPANY SHARE BASIS	Before Tax
Rate of Return (%)	183.6
Profit Index (undisc.)	4.2
(disc. @ 10.0%) .	2.7
(disc. @ 5.0%) .	3.3
First Payout (years)	2.0
Total Payout (years)	2.1
Cost of Finding ($/BOE)	8.18
NPV @ 10.0% ($/STB)	19.27
NPV @ 5.0% ($/STB)	25.20

99

Chapman Petroleum Engineering Ltd.

Appendix A
Summary of Analog Analysis

June 1, 2011

Trout, Alberta

Analog for

Well   Proved & Proved Plus Probable Locations

Zone   Keg River and Granite Wash

Analog Property   Reference

Field   Trout

Pool   Various Keg River & Granite Wash A & B

Ultimate reserves	856	MSTB	Attachment 1b
Number of Wells	7		Attachment 1d
Ave Reserves/well	**122**	MSTB	Calculated
Average Initial Rate	**90**	STB/d	Attachment 1c

Attachments

1a)   Group Production Plot

1b)   Group Rate vs. Cum. Plot

1c)   Normalized Production Plot

1d)   Well List - Analog

Notes: The above analog represents the Proved plus Probable (most likely) case.
For the Proved Undeveloped case we have divided both the initial rate and the
reserves by 2 to reflect the level of certainty required for Proved Reserves.
Proved reserves can be assigned to certain locations based on the close proximity
of the locations to successful wells and the reliable 3D seismic surveys over the area.

Chapman Petroleum Engineering Ltd.



PRODUCTION HISTORY

Analog for Wells in Sec 16, 21 & 22

Field: Trout Alberta Area
Formation: Various Keg River & Granite Wash

Attachment 1a



Attachment 1b

PRODUCTION HISTORY

Analog for Wells in Sec 16, 21 & 22

Field: Trout Alberta Area
Formation: Various Keg River & Granite Wash

Chapman Petroleum Engineering Ltd.



PRODUCTION HISTORY

Analog for Wells in Sec 16, 21 & 22 - Normalized

Field: Trout Alberta Area
Formation: Various Keg River & Granite Wash

Attachment 1c

Chapman Petroleum Engineering Ltd.

Calendar Year

Number of Wells
o GOR,   scf/STB × 10
+ Water Cut, %   ×0.1
- Daily Oil, STB/d

103

Well List - Analog Wells

1 00/10-21-089-03 W5M/00 Field: TROUT Formation: KEG RIV-GRAN WASH B
2 00/10-22-089-03 W5M/00 Field: TROUT Formation: KEG RIV-GRAN WASH B
3 00/11-22-089-03 W5M/00 Field: TROUT Formation: KEG RIV-GRAN WASH B
4 00/03-27-089-03 W5M/00 Field: TROUT Formation: KR UND
5 00/10-27-089-03 W5M/00 Field: TROUT Formation: KEG RIVER C
6 00/12-27-089-03 W5M/00 Field: TROUT Formation: KEG RIVER C
7 00/06-28-089-03 W5M/00 Field: TROUT Formation: KEG RIVER FF

Chapman Petroleum Engineering Ltd.

Appendix B
Summary of Analog Analysis

June 1, 2011

Trout, Alberta

Analog for

Well   Probable Locations on Western Trend

Zone   Keg River and Granite Wash

Analog Property   Reference

Field   Trout

Pool   Keg River N & Granite Wash A

Ultimate reserves	1,728	MSTB	Attachment 1b
Number of Wells	13		Attachment 1d
Ave Reserves/well	**133**	MSTB	Calculated
Average Initial Rate	**150**	STB/d	Attachment 1c

Attachments

1a)   Group Production Plot

1b)   Group Rate vs. Cum. Plot

1c)   Normalized Production Plot

1d)   Well List - Analog

Chapman Petroleum Engineering Ltd.

PRODUCTION HISTORY

Analog for West Trend

Field: Trout Alberta Area
Formation: Various Keg River & Granite Wash

Attachment 1a



Number of Wells   #
GOR,   scf/STB × 10   o
Water Cut,   %   ×0.1   +
Daily Oil, STB/d   —

Chapman Petroleum Engineering Ltd.

PRODUCTION HISTORY

Analog for West Trend

Field: Trout Alberta Area
Formation: Various Keg River & Granite Wash

Attachment 1b



Cumulative Production MMSTB

Number of Wells
+ Water Cut, %
• Daily Oil, STB/d

Chapman Petroleum Engineering Ltd.



PRODUCTION HISTORY

Analog for West Trend - Normalized

Field: Trout Alberta Area
Formation: Various Keg River & Granite Wash

Attachment 1c

Calendar Year

Number of Wells
o GOR, scf/STB × 10
+ Water Cut, % x0.1
- Daily Oil, STB/d

Chapman Petroleum Engineering Ltd.

108

Attachment 1d

Well List - Analog Wells

```
 1  00/07-08-089-03 W5M/00  Field: TROUT Formation: KEG RIV-GRAN WASH A
 2  00/11-08-089-03 W5M/02  Field: TROUT Formation: KEG RIV-GRAN WASH A
 3  02/13-08-089-03 W5M/00  Field: TROUT Formation: KEG RIV-GRAN WASH A
 4  02/13-08-089-03 W5M/02  Field: TROUT Formation: KEG RIV-GRAN WASH A
 5  02/05-17-089-03 W5M/00  Field: TROUT Formation: KEG RIV-GRAN WASH A
 6  00/12-17-089-03 W5M/00  Field: TROUT Formation: KEG RIV-GRAN WASH A
 7  00/13-17-089-03 W5M/00  Field: TROUT Formation: KEG RIV-GRAN WASH A
 8  00/09-18-089-03 W5M/00  Field: TROUT Formation: KEG RIV-GRAN WASH A
 9  00/01-19-089-03 W5M/00  Field: TROUT Formation: KEG RIV-GRAN WASH A
10  00/09-19-089-03 W5M/00  Field: TROUT Formation: KEG RIVER N
11  00/04-20-089-03 W5M/00  Field: TROUT Formation: KEG RIV-GRAN WASH A
12  00/12-20-089-03 W5M/00  Field: TROUT Formation: KEG RIV-GRAN WASH A
13  00/01-30-089-03 W5M/00  Field: TROUT Formation: KEG RIVER N
```

Chapman Petroleum Engineering Ltd.

Summary of Analog Analysis

June 1, 2011

Trout, Alberta

Analog for

Well	Strong Possible Locations in Trout
Zone	Keg River and Granite Wash

Analog Property   Reference

Field	Trout
Pool	Various Keg River & Granite Wash A & B

Ultimate reserves	7,454	MSTB	Attachment 1b
Number of Wells	31		Attachment 1d
Ave Reserves/well	**240**	MSTB	Calculated
Average Initial Rate	**180**	STB/d	Attachment 1c

Attachments

1a)	Group Production Plot
1b)	Group Rate vs. Cum. Plot
1c)	Normalized Production Plot
1d)	Well List - Analog

Chapman Petroleum Engineering Ltd.



PRODUCTION HISTORY

Analogy for Strong Possible Locations

Field: Trout Alberta Area
Formation: Various Keg River & Granit Wash Pools

Attachment 1a

Chapman Petroleum Engineering Ltd.

111



Attachment 1b

PRODUCTION HISTORY

Analogy for Strong Possible Locations

Field: Trout Alberta Area
Formation: Various Keg River & Granit Wash Pools

Chapman Petroleum Engineering Ltd.



PRODUCTION HISTORY

Analogy for Strong Possible Locations - Normalized

Field: Trout Alberta Area

Formation: Various Keg River & Granit Wash Pools

Attachment 1c

Chapman Petroleum Engineering Ltd.

Number of Wells
o GOR, scf/STB × 10
+ Water Cut, % ×0.1
+ Daily Oil, STB/d

Calendar Year

Well List - Analog Wells

```
 1  00/07-08-089-03 W5M/00 Field: TROUT Formation: KEG RIV-GRAN WASH A
 2  02/13-08-089-03 W5M/00 Field: TROUT Formation: KEG RIV-GRAN WASH A
 3  02/13-08-089-03 W5M/02 Field: TROUT Formation: KEG RIV-GRAN WASH A
 4  00/08-10-089-03 W5M/00 Field: TROUT Formation: KEG RIVER W
 5  00/11-10-089-03 W5M/02 Field: TROUT Formation: KEG RIVER V
 6  00/03-15-089-03 W5M/00 Field: TROUT Formation: KEG RIV-GRAN WASH B
 7  00/11-15-089-03 W5M/00 Field: TROUT Formation: KEG RIV-GRAN WASH B
 8  00/15-15-089-03 W5M/00 Field: TROUT Formation: KEG RIV-GRAN WASH B
 9  02/05-17-089-03 W5M/00 Field: TROUT Formation: KEG RIV-GRAN WASH A
10  00/13-17-089-03 W5M/00 Field: TROUT Formation: KEG RIV-GRAN WASH A
11  00/09-18-089-03 W5M/00 Field: TROUT Formation: KEG RIV-GRAN WASH A
12  00/09-19-089-03 W5M/00 Field: TROUT Formation: KEG RIVER N
13  00/04-20-089-03 W5M/00 Field: TROUT Formation: KEG RIV-GRAN WASH A
14  00/12-20-089-03 W5M/00 Field: TROUT Formation: KEG RIV-GRAN WASH A
15  00/08-21-089-03 W5M/00 Field: TROUT Formation: KEG RIV-GRAN WASH B
16  00/10-21-089-03 W5M/00 Field: TROUT Formation: KEG RIV-GRAN WASH B
17  00/16-21-089-03 W5M/00 Field: TROUT Formation: KEG RIV-GRAN WASH B
18  00/01-22-089-03 W5M/00 Field: TROUT Formation: KEG RIV-GRAN WASH B
19  00/05-22-089-03 W5M/00 Field: TROUT Formation: KEG RIV-GRAN WASH B
20  00/10-22-089-03 W5M/00 Field: TROUT Formation: KEG RIV-GRAN WASH B
21  00/11-22-089-03 W5M/00 Field: TROUT Formation: KEG RIV-GRAN WASH B
22  00/12-22-089-03 W5M/00 Field: TROUT Formation: KEG RIV-GRAN WASH B
23  00/15-22-089-03 W5M/00 Field: TROUT Formation: KEG RIV-GRAN WASH B
24  00/02-27-089-03 W5M/00 Field: TROUT Formation: KEG RIV-GRAN WASH B
25  00/10-27-089-03 W5M/00 Field: TROUT Formation: KEG RIVER C
26  00/12-27-089-03 W5M/00 Field: TROUT Formation: KEG RIVER C
27  00/01-28-089-03 W5M/00 Field: TROUT Formation: KEG RIV-GRAN WASH B
28  00/06-28-089-03 W5M/00 Field: TROUT Formation: KEG RIVER FF
29  00/12-28-089-03 W5M/00 Field: TROUT Formation: KEG RIVER EE
30  00/01-30-089-03 W5M/00 Field: TROUT Formation: KEG RIVER N
31  00/15-30-089-03 W5M/00 Field: TROUT Formation: KEG RIVER N
```

Chapman Petroleum Engineering Ltd.

Appendix D
Summary of Analog Analysis

June 1, 2011

Trout, Alberta

Analog for

Well   Average Possible Locations in Trout

Zone   Keg River and Granite Wash

Analog Property   Reference

Field   Trout

Pool   Various Keg River & Granit Wash A & B

Ultimate reserves	6,817	MSTB	Attachment 1b
Number of Wells	34		Attachment 1d
Ave Reserves/well	**201**	MSTB	Calculated
Average Initial Rate	**180**	STB/d	Attachment 1c

Attachments

1a)   Group Production Plot

1b)   Group Rate vs. Cum. Plot

1c)   Normalized Production Plot

1d)   Well List - Analog

Chapman Petroleum Engineering Ltd.



PRODUCTION HISTORY

Analogy for Average Possible Locations

Field: Trout Alberta Area
Formation: Various Keg River & Granit Wash Pools

Attachment 1a

Chapman Petroleum Engineering Ltd.

Number of Wells
o GOR,   scf/STB × 10
+ Water Cut,   %   ×0.1
- Daily Oil,   STB/d



PRODUCTION HISTORY

Analogy for Average Possible Locations

Field: Trout Alberta Area
Formation: Various Keg River & Granit Wash Pools

Attachment 1b



Attachment 1c

PRODUCTION HISTORY

Analogy for Average Possible Locations - Normalized

Field: Trout Alberta Area
Formation: Various Keg River & Granit Wash Pools

Chapman Petroleum Engineering Ltd.

118

Attachment 1d

Well List - Analog Wells


```
 1 00/07-08-089-03 W5M/00 Field: TROUT Formation: KEG RIV-GRAN WASH A
 2 00/11-08-089-03 W5M/02 Field: TROUT Formation: KEG RIV-GRAN WASH A
 3 02/13-08-089-03 W5M/00 Field: TROUT Formation: KEG RIV-GRAN WASH A
 4 02/13-08-089-03 W5M/02 Field: TROUT Formation: KEG RIV-GRAN WASH A
 5 00/08-10-089-03 W5M/00 Field: TROUT Formation: KEG RIVER W
 6 00/11-10-089-03 W5M/02 Field: TROUT Formation: KEG RIVER V
 7 00/04-11-089-03 W5M/00 Field: TROUT Formation: KEG RIVER U
 8 00/03-15-089-03 W5M/00 Field: TROUT Formation: KEG RIV-GRAN WASH B
 9 00/11-15-089-03 W5M/00 Field: TROUT Formation: KEG RIV-GRAN WASH B
10 00/15-15-089-03 W5M/00 Field: TROUT Formation: KEG RIV-GRAN WASH B
11 02/05-17-089-03 W5M/00 Field: TROUT Formation: KEG RIV-GRAN WASH A
12 00/12-17-089-03 W5M/00 Field: TROUT Formation: KEG RIV-GRAN WASH A
13 00/13-17-089-03 W5M/00 Field: TROUT Formation: KEG RIV-GRAN WASH A
14 00/09-18-089-03 W5M/00 Field: TROUT Formation: KEG RIV-GRAN WASH A
15 00/01-19-089-03 W5M/00 Field: TROUT Formation: KEG RIV-GRAN WASH A
16 00/09-19-089-03 W5M/00 Field: TROUT Formation: KEG RIVER N
17 00/04-20-089-03 W5M/00 Field: TROUT Formation: KEG RIV-GRAN WASH A
18 00/12-20-089-03 W5M/00 Field: TROUT Formation: KEG RIV-GRAN WASH A
19 00/08-21-089-03 W5M/00 Field: TROUT Formation: KEG RIV-GRAN WASH B
20 00/10-21-089-03 W5M/00 Field: TROUT Formation: KEG RIV-GRAN WASH B
21 00/16-21-089-03 W5M/00 Field: TROUT Formation: KEG RIV-GRAN WASH B
22 00/01-22-089-03 W5M/00 Field: TROUT Formation: KEG RIV-GRAN WASH B
23 00/05-22-089-03 W5M/00 Field: TROUT Formation: KEG RIV-GRAN WASH B
24 00/10-22-089-03 W5M/00 Field: TROUT Formation: KEG RIV-GRAN WASH B
25 00/11-22-089-03 W5M/00 Field: TROUT Formation: KEG RIV-GRAN WASH B
26 00/12-22-089-03 W5M/00 Field: TROUT Formation: KEG RIV-GRAN WASH B
27 00/15-22-089-03 W5M/00 Field: TROUT Formation: KEG RIV-GRAN WASH B
28 00/02-27-089-03 W5M/00 Field: TROUT Formation: KEG RIV-GRAN WASH B
29 00/10-27-089-03 W5M/00 Field: TROUT Formation: KEG RIVER C
30 00/12-27-089-03 W5M/00 Field: TROUT Formation: KEG RIVER C
31 00/01-28-089-03 W5M/00 Field: TROUT Formation: KEG RIV-GRAN WASH B
32 00/06-28-089-03 W5M/00 Field: TROUT Formation: KEG RIVER FF
33 00/12-28-089-03 W5M/00 Field: TROUT Formation: KEG RIVER EE
34 00/01-30-089-03 W5M/00 Field: TROUT Formation: KEG RIVER N
```

Chapman Petroleum Engineering Ltd.

GLOSSARY OF TERMS
(Abbreviations & Definitions)

General

BIT   -   Before Income Tax

AIT   -   After Income Tax

M$ -   Thousands of Dollars

Effective Date   -   The date for which the Present Value of the future cash flows and reserve categories are established

$US   -   United States Dollars

WTI   -   West Texas Intermediate – the common reference for crude oil used for oil price comparisons

ARTC   -   Alberta Royalty Tax Credit

GRP   -   Gas Reference Price

Interests and Royalties

BPO   -   Before Payout

APO   -   After Payout

APPO   -   After Project Payout

Payout   -   The point at which a participant's original capital investment is recovered from its net revenue

GORR   -   Gross Overriding Royalty – percentage of revenue on gross revenue earned (can be an interest or a burden)

NC   -   New Crown – crown royalty on petroleum and natural gas discovered after April 30, 1974

SS 1/150 (5%-15%) Oil   -   Sliding Scale Royalty – a varying gross overriding royalty based on monthly production. Percentage is calculated as 1-150th of monthly production with a minimum percentage of 5% and a maximum of 15%

FH   -   Freehold Royalty

P&NG   -   Petroleum and Natural Gas

Twp   -   Township

Rge   -   Range

Sec   -   Section

Chapman Petroleum Engineering Ltd.

Technical Data

psia   -   Pounds per square inch absolute

MSTB   -   Thousands of Stock Tank Barrels of oil (oil volume at 60 F and 14.65 psia)

MMscf   -   Millions of standard cubic feet of gas (gas volume at 60 F and 14.65 psia)

Bbls   -   Barrels

Mbbls   -   Thousands of barrels

MMBTU   -   Millions of British Thermal Units – heating value of natural gas

STB/d   -   Stock Tank Barrels of oil per day – oil production rate

Mscf/d   -   Thousands of standard cubic feet of gas per day – gas production rate

GOR (scf/STB)   -   Gas-Oil Ratio (standard cubic feet of solution gas per stock tank barrel of oil)

mKB   -   Metres Kelly Bushing – depth of well in relation to the Kelly Bushing which is located on the floor of the drilling rig. The Kelly Bushing is the usual reference for all depth measurements during drilling operations.

EOR   -   Enhanced Oil Recovery

GJ   -   Gigajoules

Marketable or Sales Natural Gas   -   Natural gas that meets specifications for its sale, whether it occurs naturally or results from the processing of raw natural gas. Field and plant fuel and losses to the point of the sale must be excluded from the marketable quantity. The heating value of marketable natural gas may vary considerably, depending on its composition; therefore, quantities are usually expressed not only in volumes but also in terms of energy content. Reserves are always reported as marketable quantities.

NGLs   -   Natural Gas Liquids – Those hydrocarbon components that can be recovered from natural gas as liquids, including but not limited to ethane, propane, butanes, pentanes plus, condensate, and small quantities of non-hydrocarbons.

Raw Gas   -   Natural gas as it is produced from the reservoir prior to processing. It is gaseous at the conditions under which its Volume is measured or estimated and may include varying amounts of heavier hydrocarbons (that may liquefy at atmospheric conditions) and water vapour; may also contain sulphur and other non-hydrocarbon compounds. Raw natural gas is generally not suitable for end use.

Chapman Petroleum Engineering Ltd.



COUGAR OIL AND GAS CANADA INC.
Suite 1120, 833 – 4 Avenue S.W.
Calgary, Alberta T2P 3T5
Phone: +1 403-262-8044
Fax: +1 403-513-2670
info@cougarenergyinc.com
www.cougaroilandgascanadainc.com

June 22, 2011

Chapman Petroleum Engineering Ltd.
445, 708 - 11 Avenue SW
Calgary, AB
T2R 0E4

Re: Cougar Oil and Gas Canada Inc. (Company) Representation Letter

Dear Sir:

Regarding the evaluation of our Company's oil and gas reserves and independent appraisal of the economic value of these reserves for the year ended May 31, 2011, (the effective date), we herein confirm to the best of our knowledge and belief as of the effective date of the reserves evaluation, and as applicable, as of today, the following representations and information made available to you during the conduct of the evaluation:

1. We, Cougar Oil and Gas Canada Inc., (the Client) have made available to you, Chapman Petroleum Engineering Ltd. (the Evaluator) certain records, information, and data relating to the evaluated properties that we confirm is, with the exception of immaterial items, complete and accurate as of the effective date of the reserves evaluation, including the following:

   - Accounting, financial, tax and contractual data
   - Asset ownership and related encumbrance information;
   - Details concerning product marketing, transportation and processing arrangements;
   - All technical information including geological, engineering and production and test data;
   - Estimates of future abandonment and reclamation costs.

2. We confirm that all financial and accounting information provided to you is, to the best of our knowledge, both on an individual entity basis and in total, entirely consistent with that reported by our Company for public disclosure and audit purposes.



3. We confirm that our Company has satisfactory title to all of the assets, whether tangible, intangible, or otherwise, for which accurate and current ownership information has been provided.

4. With respect to all information provided to you regarding product marketing, transportation, and processing arrangements, we confirm that we have disclosed to you all anticipated changes, terminations, and additions to these arrangements that could reasonably be expected to have a material effect on the evaluation of our Company's reserves and future net revenues.

5. With the possible exception of items of an immaterial nature, we confirm the following as of the effective date of the evaluation:

   - For all operated properties that you have evaluated, no changes have occurred or are reasonably expected to occur to the operating conditions or methods that have been used by our Company over the past twelve (12) months, except as disclosed to you. In the case of non-operated properties, we have advised you of any such changes of which we have been made aware.

   - All regulatory, permits, and licenses required to allow continuity of future operations and production from the evaluated properties are in place and, except as disclosed to you, there are no directives, orders, penalties, or regulatory rulings in effect or expected to come into effect relating to the evaluated properties.

   - Except as disclosed to you, the producing trend and status of each evaluated well or entity in effect throughout the three-month period preceding the effective date of the evaluation are consistent with those that existed for the same well or entity immediately prior to this three-month period.

   - Except as disclosed to you, we have no plans or intentions related to the ownership, development or operation of the evaluated properties that could reasonably be expected to



materially affect the production levels or recovery of reserves from the evaluated properties.

○ If material changes of an adverse nature occur in the Company's operating performance subsequent to the effective date and prior to the report data, we will inform you of such material changes prior to requesting your approval for any public disclosure of reserves information.

6. We hereby confirm that our Company is in material compliance with all Environmental Laws and does not have any Environmental Claims pending.

Between the effective date of the report and the date of this letter, nothing has come to our attention that has materially affected or could affect our reserves and economic value of these reserves that has not been disclosed to you.

Yours very truly,



Chief Executive Officer

President